12/6


05013114

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REGISTRANT'S NAME Mizuho Financial Group Inc.

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FILE NO. 82- 34906 FISCAL YEAR 3-31-05

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DAT : 12/7/05

MIZUHO

Channel to Discovery

2005

Annual Report
(April 2004~March 2005)

Mizuho Financial Group, Inc.

What's Mizuho Financial

How did the group perform in fiscal 2004?

We recorded consolidated Net Income of ¥627.3 billion, the highest level ever for the group, by further improving our financial conditions while steadily securing stable profits.

page 74



Net Income (MHFG)
(Trillions of yen)
1.0
0.5
0
(0.5)
(1.0)
(1.5)
(2.0)
(2.5)
Fiscal 2002
Fiscal 2003
Fiscal 2004
Net Income
¥(2,377.1) bn.
¥406.9 bn.
¥627.3 bn.

Did Mizuho see the end of the non-performing loan (NPL) issue?

We attained the target set under the Japanese government's Financial Revitalization Program of reducing the NPL ratio by half by the end of September 2004. As of March 31, 2005, Mizuho's ratio declined to 2.1% and we have materially seen the end of the NPL issue.

page 6 page 86



Reduction of NPLs (Disclosed Claims under FRL)
(the Three Banks)
(Trillions of yen)
6
5
4
3
2
1
0
Claims for Special Attention
Claims with Collection Risk
Claims against Bankrupt and Substantially Bankrupt Obligors
Largely surpass the target of reducing NPL ratio by half
September 2002
March 2003
March 2004
March 2005
NPL balance
¥ 5,424.9 bn.
¥ 4,785.9 bn.
¥ 3,191.0 bn.
¥ 1,495.6 bn.
NPL ratio
6.4%
6.2%
4.4%
2.1%
Less than half

Group ?

Is Mizuho steadily repaying public funds?

By the end of fiscal 2004, we repaid cumulatively more than half of the initial amount of public funds. We will continue to accumulate Retained Earnings and aim to complete full repayment of the public funds by the end of fiscal 2006.

Even after the repayment of public funds, our consolidated BIS Capital Adequacy Ratio as of March 31, 2005 was maintained at a high level of 11.91%, sufficient for securing our financial soundness.

page 6

Repayment of Public Funds
(Trillions of yen)



3
2
1
0
Subordi-nated Bonds
Preferred Stocks
Repaid more than 50%
Original amount
March 2004
March 2005

Public Funds	¥2,949.0 bn.	¥2,274.0 bn.	¥1,466.4 bn.

What is the group's core business strategy?

In light of the full resolution of financial issues, we entered into a new phase in our management strategies and worked to significantly expand top-line growth (Gross Profits). In order to increase profits, we promptly formulated strategies such as implementing measures tailored to suit each customer segment and business feature, promoting group synergies, and forming business alliances with companies outside our group.

page 8 page 12 page 16 page 20

In April 2005, we launched our new business strategy in the form of the "Channel to Discovery" Plan aiming to become "a financial partner that helps customers shape their future and achieve their dreams." As a course of action, we will implement the "Business Portfolio Strategy" as well as the "Corporate Management Strategy" together with our medium-term business plan which was formulated based on concrete strategic measures.

page 38

Financial Highlights of Mizuho Financial Group, Inc. (Consolidated)

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Total Income	¥ 3,455,653	¥ 3,342,957	$ 32,172,551
Total Expenses	2,512,594	2,461,716	23,392,555
Income before Income Taxes and Minority Interests	943,059	881,240	8,779,996
Net Income	627,383	406,982	5,841,018
Cash Dividends*	79,929	77,748	744,151

*Non-consolidated basis.

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Total Assets	¥ 143,076,236	¥ 137,750,091	$ 1,332,056,946
Securities	36,047,035	32,071,624	335,602,229
Loans and Bills Discounted	62,917,336	66,205,868	585,767,958
Deposits	80,368,058	77,487,475	748,236,276
Total Shareholders' Equity	3,905,726	¥ 3,644,396	$ 36,362,786

For the Fiscal Years ended March 31,	Yen 2005	Yen 2004	U.S. dollars 2005
Per Share of Common Stock			
Net Income	¥ 54,625.61	¥ 36,153.27	$ 508.57
Cash Dividends per Share*			
Common Stock	3,500	3,000	32.59
Preferred Stock			
First Series Class I Preferred Stock	/	22,500	/
Second Series Class II Preferred Stock	8,200	8,200	76.34
Third Series Class III Preferred Stock	14,000	14,000	130.34
Fourth Series Class IV Preferred Stock	47,600	47,600	443.16
Sixth Series Class VI Preferred Stock	42,000	42,000	391.03
Seventh Series Class VII Preferred Stock	11,000	11,000	102.41
Eighth Series Class VIII Preferred Stock	8,000	8,000	74.48
Ninth Series Class IX Preferred Stock	—	17,500	—
Tenth Series Class X Preferred Stock	5,380	5,380	50.09
Eleventh Series Class XI Preferred Stock	20,000	20,000	186.20
Twelfth Series Class XI Preferred Stock	—	2,500	—
Thirteenth Series Class XIII Preferred Stock	30,000	30,000	279.30

*Non-consolidated basis.

At March 31,	2005	2004
Capital Adequacy		
Risk-based Capital Ratio (BIS Capital Ratio)	11.91%	11.35%

Ratings

	R&I		JCR		Moody's		Standard & Poor's		Fitch	
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Mizuho Financial Group, Inc.	A^-	a–1	—	—	—	P–1	—	—	—	—
Mizuho Holdings, Inc.	A^-	a–1	—	—	—	—	—	—	—	—
Mizuho Corporate Bank, Ltd.	A	a–1	AA^-	—	A1	P–1	A	A–1	A	F1
Mizuho Bank, Ltd.	A	a–1	AA^-	—	A1	P–1	A	A–1	A	F1
Mizuho Trust & Banking Co., Ltd.	A	a–1	A+	—	A1	P–1	A	A–1	A	F1
Mizuho Securities Co., Ltd.	A	a–1	AA^-	J–1+	A1*	P–1*	—	—	—	—

*Credit ratings for EMTN programme (Joint Medium-term Note Programme with Mizuho International, based on keepwell agreement with Mizuho Corporate Bank).

(As of August 24, 2005)

2005 Mizuho Financial Group Annual Report



Further Progress toward Financial Strength and Major Advances in Profitability

We have implemented decisive management reforms to deal effectively with an increasingly challenging operating environment since we started operations under a corporate structure with legally separated subsidiaries according to customer segmentation and business function in April 2002. These reforms included vigorous steps to resolve the financial issues, raising capital of more than ¥1 trillion, and implementation of a reorganization of our corporate structure.

In fiscal 2004, we positioned it as "a year of proving the true value of Mizuho," and to this end we concentrated our energy and resources on further improving our financial conditions and making major advances in profitability. Below are some of our most important accomplishments.

End of the Non-Performing Loan Issue

Our initiatives to improve our financial conditions included attaining the target set under the Japanese government's Financial Revitalization Program of reducing the non-performing loan (NPL) ratio by half by the end of September 2004. This was made possible mainly by aggressive steps that led to steady progress toward corporate revitalization. We accomplished further reduction in the NPL ratio during fiscal 2004, and, as of March 31, 2005, this ratio declined to 2.1%, or less than half of the level at the previous fiscal year end. As a result, we believe we have materially seen the end of the NPL issue. In addition, along with the reduction in Deferred Tax Assets, the quality of our capital has improved, and we have taken further steps toward reducing our stockholdings.

Repayment of More Than Half of Public Funds

With respect to the repayment of public funds, we have fully redeemed the outstanding Subordinated Bonds and repurchased part of the Preferred Stocks by steadily securing stable profits, enabling us to repay a total of ¥1,482.6 billion to date, which represents more than half of the initial amount of public funds. Even after making these repayments, our consolidated BIS Capital Adequacy Ratio as of March 31, 2005 was maintained at a high level of 11.91%, sufficient for securing our financial soundness.

Completion of Mizuho Bank's IT Systems Integration

Along with these measures to enhance our financial strength, we have also moved forward with measures to reform our cost structure. General and Administrative Expenses in fiscal 2004 for Mizuho Corporate Bank, Mizuho Bank, and their financial subsidiaries specializing in corporate revitalization were reduced by approximately ¥135.0 billion compared with those in fiscal 2002. In addition, we are pleased to report that Mizuho Bank's IT systems integration, one of the highest priorities for the group, was completed in December 2004.

Implementation of Strategies to Enhance Top-Line Growth

To reach our objective of making major improvements in our profitability, we entered into a new phase in our management strategies and shifted the management focus toward expanding top-line growth. In line with this shift, each of our group companies implemented their own strategies customized to suit each customer segmentation and business feature. In parallel with these initiatives, we worked to strengthen cooperation among the group companies to take maximum advantage of synergies. We also moved quickly to make business alliances with companies beyond our group.

Reviewing our activities by principal group companies, Mizuho Corporate Bank has accelerated its transformation to an "originate to distribute" business model based on asset turnover. Specifically, it has built a strong presence as the market leader in the expanding domestic syndicated loan business, claiming approximately 40% of market share in origination, and has also established a specialized section aiming to expand the loan trading market. In addition, to meet increasingly diverse and sophisticated customer needs, it has promoted a "deal after deal" marketing strategy that offers customers solutions based on the widest range of financial services on a continuous, multi-faceted basis, drawing on the comprehensive capabilities of the group. In its overseas operations, it focused on providing services in Asia, especially in China, where it has one of the largest networks of any Japanese financial institution, offering highly professional support to assist its customers in developing their business activities.

Mizuho Securities, being in the top-class in the fixed income and investment banking businesses, has moved up to within range of performing competitively with Japan's top three leading securities companies in the area of equity-related businesses as a result of its focusing on this market. In this way, Mizuho Securities has been making steady progress in expanding the scope of its operations.

Mizuho Bank has identified consulting and loans as the strategic business areas for services to individuals, and it has emphasized improvement in profitability. In addition, to substantially expand customer transactions, Mizuho Bank has introduced a new membership service platform, the Mizuho Mileage Club, which features issuing ATM card with credit card functions with no annual fee, where accumulated mileage points can be exchanged for additional services of Mizuho as well as of alliance partners.

With regard to businesses with small and medium-sized enterprises (SMEs) and middle market corporations, Mizuho Bank introduced a strategic loan product that makes it possible to extend unsecured loans with prompt credit approval, in addition to other unsecured loan products. Also, by expanding the operations of Mizuho Business Finance Center, Mizuho Bank's subsidiary specializing in the loan business for small corporations, it has been able to provide ample financing for meeting sound loan demands. Among other activities, it has actively encouraged cooperation among group companies to provide customers with solutions for their business and financial needs and worked to expand its loan share to each SME and middle market customer.

Mizuho Trust & Banking concentrated on further strengthening its trust and asset management businesses such as pensions, asset management, real estate, asset securitization and stock transfer agency. As a result, it posted a major increase in Gross Profits. Also, along with revisions in the Trust Business Law, new business opportunities that lead to expansion of trust business market are expected to emerge. In preparation for these moves, it worked to enhance its framework for offering sophisticated trust products, services, and solutions to its individual and corporate customers.

In light of the abovementioned improvements in profitability, the reduction in Credit-related Costs, and the effect of the Supreme Court judgment regarding a corporate tax correction with respect to the write-off of credits against Japan Housing Loan amounting to ¥308.4 billion, we took a conservative approach and recorded losses that would reduce the possible downside risks on our future profits, including the early adoption of accounting for Impairment of Fixed Assets. As a result of these developments, we recorded consolidated Ordinary Profits of ¥657.4 billion, and posted consolidated Net Income of ¥627.3 billion for fiscal 2004 which was the highest level.

We increased our annual Cash Dividend per share of Common Stock by ¥500 to ¥3,500 and made dividend payments on Preferred Stocks as prescribed.

Entering a Future-Minded and Customer-Oriented Phase to Win Customer Support

As a result of our management actions, our focus has moved on to a future-minded and customer-oriented phase that will seek to gain the support of customers. To this end, in April 2005, we announced our new business strategy in the form of the "Channel to Discovery" Plan, with the objective of making Mizuho a world-leading financial group.

As a course of action, we will implement the "Business Portfolio Strategy" where we will shift to a new business structure made up of three global groups which positions customer needs as a "key" concept, and seek to build a new business model by maximizing the advantages of each group. Along with this strategy, the "Corporate Management Strategy" will be implemented together with our medium-term business plan which was formulated based on concrete strategic measures.

Realigning into Three Global Groups to Respond to Customer Needs

Under our Business Portfolio Strategy, based on customer needs, we will realign our activities into three global groups: namely, the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group.

The Global Corporate Group will provide highly specialized and cutting-edge products and services by leveraging our comprehensive financial capabilities, using close cooperation between the global corporate banking sector and the wholesale securities sector to respond to the needs of large and global corporations.

The Global Retail Group will provide top-level products and services with a global reach, through the close cooperation of leading domestic and international partners who have built strong, well-known brands, to meet the diverse and global needs of individuals as well as SMEs and middle market corporations. In April 2005, Mizuho Bank entered into separate business collaborations with two of the best super-regional banks in the U.S., Wachovia and Wells Fargo respectively, aiming to reinforce the channel network, and products and services to the highest standard for our retail banking business.

The Global Asset & Wealth Management Group will provide world-class products and services to meet diverse and sophisticated customer needs in the areas of trust and custody services and private banking. In April 2005, Mizuho Trust & Banking entered into a business collaboration with The Bank of New York, a global leader in the trust banking business, aiming to reinforce our asset management capabilities, expertise in execution, and asset administration on a global top level in the area of asset management.

We will also establish Japan's first full-fledged private banking company to provide comprehensive and integrative services similar to those available in the U.S. and Europe under Japanese laws and regulations.

Through the steady implementation of our Business Portfolio Strategy, we will work to accumulate Retained Earnings. As a consequence, we aim to repay the remaining amount of public funds during fiscal 2006.

Becoming "A Financial Partner That Helps Customers Shape Their Future And Achieve Their Dreams"

Under our Corporate Management Strategy, we have begun preparations to apply for listing on the New York Stock Exchange as early as feasible to enhance both transparency in our corporate governance and investors' confidence. In addition, as a globally active financial group, we will reinforce our commitment to CSR (Corporate Social Responsibility) activities in order to contribute to the development of the economy through active social participation. Moreover, we will strengthen our branding strategy in order to build a Mizuho brand befitting a global financial services group. Determined to be "a financial partner that helps customers shape their future and achieve their dreams," we will implement the new branding strategy reflected in our new slogan, "Channel to Discovery."

As we move forward steadily implementing these business strategies, we are fully committed to strengthening our competitiveness and profitability as well as increasing our corporate value. I sincerely look forward to your continuing support as we work to achieve our goals.

July 2005

T. Maeda

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.

Entering into a New Phase in Our Management Strategies

We positioned fiscal 2004 as "a year of proving the true value of Mizuho" and focused on further improving our financial conditions while working to enhance top-line growth (Gross Profits) and reduce General and Administrative (G&A) Expenses by entering into a new phase in our management strategies. As a consequence, we recorded consolidated Net Income of ¥627.3 billion, the highest level ever for the group.

Repayment of Public Funds

Repaid More Than Half of Public Funds

With regard to repayment of public funds, we fully redeemed remaining Subordinated Bonds of ¥325.0 billion and also repurchased Preferred Stocks of ¥482.6 billion in fiscal 2004 by steadily securing stable profits. To date, we repaid cumulatively more than half of the initial amount of ¥2,949.0 billion, and the outstanding balance of the public funds was reduced to ¥1,466.4 billion as of March 31, 2005.

Even after the repayment of these public funds, our consolidated BIS Capital Adequacy Ratio as of March 31, 2005 was maintained at a high level of 11.91%, sufficient for securing our financial soundness.

We will continue to accumulate Retained Earnings based on our stable profits and aim to complete full repayment of the public funds by the end of fiscal 2006.

*With respect to actual repurchase, we will act in an appropriate manner by consulting with the relevant authorities in light of the related laws and regulations such as the Law of Emergency Measures for Early Strengthening of Financial Functions.

End of the Non-Performing Loan (NPL) Issue

NPL Ratio Declined to 2.1%

During fiscal 2004, we continued to take aggressive steps to deal with corporate revitalization centered on our "Corporate Revitalization Project" and disposal of NPLs from our balance sheet.

As a result, the balance of NPLs (Disclosed Claims under the Financial Reconstruction Law (FRL)) for the Three Banks as of March 31, 2005 decreased by ¥1,695.3 billion to ¥1,495.6 billion compared with the previous fiscal year end. Even after achieving the target to cut the NPL ratio by half by the end of September 2004 as specified in the Financial Revitalization Program, the ratio continued to decline further to 2.1% as of March 31, 2005, which was less than half of the level of the previous fiscal year end (4.4%). We believe we have materially seen the end of the NPL issue.

In addition, Credit-related Costs decreased by ¥176.7 billion compared with the previous fiscal year to ¥61.2 billion, reflecting Reversal of Reserves for Possible Losses on Loans mainly due to steady progress in corporate revitalizations and improvement in the business performance of our customers.

Repayment of Public Funds


(Trillions of yen)
Subordinated Bonds
Preferred Stocks
Repaid more than 50%
Original amount
March 2004
March 2005
Public Funds
¥2,949.0 bn.
¥2,274.0 bn.
¥1,466.4 bn.

Reduction of NPLs (Disclosed Claims under FRL) (the Three Banks)


(Trillions of yen)
Claims for Special Attention
Claims with Collection Risk
Claims against Bankrupt and Substantially Bankrupt Obligors
Largely surpassed the target of reducing NPL ratio by half
September 2002
March 2003
March 2004
March 2005
NPL balance
¥ 5,424.9 bn.
¥ 4,785.9 bn.
¥ 3,191.0 bn.
¥ 1,495.6 bn.
NPL ratio
6.4%
6.2%
4.4%
2.1%
Less than half

Resolution of Other Management Issues

We continued to reduce our stockholdings in order to strengthen our financial conditions, which should not be impacted by the possible fluctuations in stock prices. The stockholdings of the Three Banks were reduced by ¥383.5 billion during fiscal 2004. In the meantime, Unrealized Gains on Other Securities (which have market prices) were at a substantial level of ¥936.5 billion as of March 31, 2005.

The balance of consolidated Net Deferred Tax Assets (DTAs) as of March 31, 2005 decreased by ¥330.0 billion to ¥1,002.8 billion compared with that of March 31, 2004 mainly due to recording positive taxable income. The ratio of Net DTAs to Tier 1 Capital declined by 9.7 points to 24.0%.

In addition, to reduce the possible downside risks on our future profits, we adopted new accounting rules for Impairment of Fixed Assets in fiscal 2004 ahead of the required application time line and reported Extraordinary Losses on Impairment of Fixed Assets of ¥64.8 billion on an aggregated basis of the Three Banks. We also took a conservative approach and recorded losses including Write-offs of Deferred Hedge Losses.

Glossary

▶Accounting for Impairment of Fixed Assets

The principles of accounting for impairment of fixed assets require companies to recognize these losses in their accounts when the value of assets held by companies, including land, buildings, and machinery, declines substantially. All companies in Japan will be required to adopt these accounting principles beginning in fiscal 2005.

Progress in Rationalization of Operations

The Two Banks have set a target of reducing G&A Expenses by ¥190 billion in fiscal 2006 compared with fiscal 2002. It decreased by approximately ¥135 billion in fiscal 2004 compared with fiscal 2002, achieving more than 70% of the initial target.

As for our rationalization of total head count, we reduced it by 3,748 to 22,827 as of March 31, 2005 compared with the previous fiscal year end, attaining the objective of 24,000 by the end of fiscal 2004 under our Business Revitalization Plan.

In addition, Mizuho Bank's IT systems integration, one of the highest priorities for the group, was completed in December 2004. We will continue to maintain supervising the stable operations of its IT systems.

Initiatives to Enhance Top-Line Growth

In light of the full resolution of financial issues, we entered into a new phase in our management strategies and worked to significantly expand top-line growth (Gross Profits). In order to increase profits, we promptly formulated strategies such as implementing measures tailored to suit each customer segmentation and business feature, promoting group synergies, and forming business alliances with companies outside our group.

We have already seen positive signs, but going forward, we will work harder to achieve greater results.

Figures are described as follows:

The Three Banks: Mizuho Corporate Bank + Mizuho Bank + Mizuho Trust & Banking + their financial subsidiaries for corporate revitalization.

The Two Banks: Mizuho Corporate Bank + Mizuho Bank + their financial subsidiaries for corporate revitalization.

The Holding Companies + the Two Banks: Mizuho Financial Group + Mizuho Holdings + the Two Banks.

Comparison of Asset Quality among Mega Japanese Financial Groups

	Mizuho (The Three Banks)	SMFG (SMBC, banking account)	MTFG (2 Banks)	UFJ*2
NPL balance (Disclosed Claims under the FRL)	¥ 1.4 tn.	¥ 1.8 tn.	¥ 1.2 tn.	¥ 1.7 tn.
NPL ratio	2.1%	3.3%	2.6%	4.1%
Credit-related Costs	¥ 61.2 bn.	¥ 954.8 bn.	¥ 134.2 bn.	¥ 789.0 bn.*1

Source: Bank disclosures
*1. Credit-related Costs Includes income from the collection of write-off claims
*2. 2 Banks+UFJ Strategic Partner+UFJ Equity Investments+UFJ Trust Equity

Progress in Restructuring Efforts
(The Holding Companies + the Two Banks)

	March 2003	March 2004	March 2005
Employees	27,900	26,575	22,827
Domestic branches	562	440	424
Overseas branches and subsidiaries	49	41	40

Note: Based on the Business Revitalization Plan. With respect to the number of domestic branches, if several branches had been located at one site as a part of the group's branch-in-branch program, those branches are counted as a single office.

Aiming for a "Constantly Evolving Business Model"



Since we commenced operations, we have focused on promoting our "originate to distribute" business model based on asset turnover and worked to improve our capabilities for offering financial and business solutions to our customers. Going forward, we are endeavoring to enhance the sophistication of our business model and become a bank that is "constantly evolving" to respond quickly to changes in the business environment. Our goal is to contribute to the creation of a better future for our customers.

In this report on Mizuho Corporate Bank, we would like to assist you in understanding our management strategies by focusing especially on what kind of financial institution we are striving to be and our strategy for reaching that objective.

July 2005

Hiroshi Saito
President & CEO, Mizuho Corporate Bank, Ltd.

We are establishing a global corporate banking group with a constantly evolving business model.

The Financial Institution We Are Striving to Be: A Global Corporate Banking Group

Mizuho Corporate Bank, standing at the forefront of the group's global corporate banking operations, must play a core role within the Global Corporate Group that will be newly created under the group's "Channel to Discovery" Plan based on the group's future-minded, customer-oriented business stance.

A look at the operating environment shows that, in addition to Japan's Financial Service Agency's regulatory movements as part of its efforts at creating a "Financial Services Nation," the structure of corporate banking itself is undergoing major changes as deregulation proceeds and financial technology continues to develop, bringing a trend toward the unbundling of financial services. As a result, Japanese financial institutions have entered an era of mega-competition that transcends national borders and conventional business categories. There is no exaggeration in saying that the only financial institutions that will survive are those with sophisticated financial technology and capabilities for offering cutting-edge financial services that meet customer needs.

Amid these developments, what we are aiming to do is evolve our management strategies further and to become a financial institution that is competitive globally and create a business model that is constantly evolving. Our vision is to be a comprehensive financial services group with the competitive spirit that drives us to seek out challenges on new business frontiers. Our basic strategy to make this vision a reality is to establish ourselves as a "Global Corporate Banking Group."

By "Global," we mean being able to provide maximum quality services in global markets to meet the needs of customers that conduct their

Management Strategy of Mizuho Corporate Bank


Completion of improvements in corporate structure for becoming a global, top-level institution
— As a result of the full resolution of financial issues, we have adopted management strategies based on a future-minded, customer-oriented business style —
An open financial conglomerate
Offer total solutions on a global basis drawing on the comprehensive capabilities of the group to meet the sophisticated and diverse needs of customers (One-stop shopping)
Medium-Term Objectives
○Profitability befitting a global, top-level institution
○Early repayment of public funds
○Further improvement in credit ratings
○Substantial increase in market capitalization
MHCB Management Strategy
Global
+
Corporate Banking
+
Group
Offer global-class solutions
Enhance our business promotion capabilities
(Integration of commercial banking and investment banking)
Realize portfolio management that makes strategic risk taking possible
Mobilizing Group Power

business activities on a global scale. Therefore, we are aiming to strategically enhance the capabilities of our global network and become a financial group that has global-class capabilities for developing financial services and products.

"Corporate Banking" stands for the integration and combination of commercial banking and investment banking. We are aiming to substantially strengthen our capabilities for business promotion to corporations as well as financial institutions and public sector entities, improve our product development abilities, and thereby position ourselves to offer solutions and products that meet the needs of these customers. In parallel with this, we are also working to increase the sophistication of our portfolio management systems and generate new opportunities for making profits through strategic risk taking.

And, "Group" is the combined capabilities—not only of Mizuho Corporate Bank, but also the other members of the Mizuho Group, including companies providing securities, trust, and other services—offered seamlessly to provide corporate finance services. In particular, we will work closer with Mizuho Securities. Moreover, in the age of global mega-competition, speed is extremely important, and we would like to pursue an alliance strategy, providing financial services as an "open financial conglomerate."

To develop the corporate culture needed for the establishment of a constantly evolving business model, we must focus on making improvements in our management infrastructure, including human resources, administrative functions, business processes, and IT.

Our Management Strategy

The following discussion describes our corporate strategy for establishing a Global Corporate Banking Group.

○Offering Solutions that Contribute to Increasing Corporate Value

Our strength lies in the breadth and depth of our customer base, which includes corporations as well as financial institutions and public sector entities. This strength, in turn, is supported by our top-quality products and our strong relationship management structure, which is centered on our capabilities for offering solutions that respond to customers' financial and management needs quickly and accurately.

In June 2004, we reorganized our Head Office business promotion divisions by industry to create a relationship management structure that features a higher level of professionalism, including the in-depth understanding of industry trends. The members of our relationship management team work closely with our Industry Research Division, which conducts an extensive program of research on a global basis. The relationship management staff, therefore, are well prepared to offer total solutions and strategic advice. In contrast to European and U.S. financial institutions, we are not focused just on individual deals but seek to offer solutions that will contribute to increasing the value of corporate customers and aim to establish a position as a partner with our customers helping them to formulate important corporate strategies.

The key is to offer our customers sophisticated and continuously evolving solutions through promoting our "deal after deal" marketing approach that offers customers solutions based on the widest range of financial services on a continuous, multifaceted basis. We will accomplish this by mobilizing the full range of capabilities of our group—including not only banking but also securities, trust, and other services—to implement M&A deals, syndicated loans, CMS, as well as other services and solutions, with our focus on building customers' corporate value.

Trends in Japan's Syndicated Loan Market and Mizuho's Share

(Trillions of yen)

Arrangement of Syndicated Loans in Japan (Fiscal 2004)

Mizuho's Share: 38%

15
10
5
0

Fiscal 1998 Fiscal 1999 Fiscal 2000 Fiscal 2001 Fiscal 2002 Fiscal 2003 Fiscal 2004

Sources: Fiscal 1998 – Fiscal 2002: IFR database
Fiscal 2003 – Fiscal 2004: Bank of Japan statistics
(Market share calculated by Mizuho Corporate Bank)

○Challenging New Domains in the Syndication Business

Since commencing operations, we have focused on promoting our "originate to distribute" business model based on asset turnover with loan syndication as its core. We are working to improve our capabilities for offering financial and business solutions to our customers, and have taken a front-runner position in leading the growth of the domestic syndicated loan and loan trading markets.

In fiscal 2004, we offered solutions making use of syndication functions in many types of deals meeting corporate financial needs, including cross-border syndicated loans, major LBOs, and total debt restructuring arrangements aimed at increasing customers' corporate value. In addition, in our loan trading operations, we have taken a number of steps to promote the expansion of our business in the market such as establishing the Loan Trading Division in October 2004 and creating the "high-liquidity loan" service, which provides an ongoing indication of loan prices, in November of the same year.

Especially, in the loan trading business, we have positioned the current fiscal year as "year one for loan trading," with the goal of imparting greater momentum to market development and we are implementing a wide range of initiatives to establish an active secondary market.

Considering that enhancing corporate value is an imperative for corporations and that increasing profitability while advancing the sophistication of risk management is a must for financial institutions, and also taking into account the changes in money flows in Japan and overseas, we believe that existing market practices and stereotypes will undergo substantial changes in the years ahead. We are aiming to take significant leaps forward in increasing our market size, and will continue to meet the challenges of expanding the syndication business.

○Building an Even Stronger International Operation

In our international business, we have conducted a strategic business realignment aimed at creating a more powerful earnings structure and management framework. As part of this realignment, we have positioned Asia, starting with China, as the group's home market and are focusing our initiatives in this region. As a result, our customers have favorably evaluated our strong presence in Asian markets.

On the other hand, in Europe and the Americas, we have established a position in a range of financial products and services comparable with banks based in those regions. In Europe, for example, we have compiled a top-class track record in MBOs, and, in both Europe and the Americas, we have strengths in asset management and related services including the arrangement of CDOs (Collateralized Debt Obligations).

Going forward, we intend to emphasize the expansion of our top-line earnings while working to build an even stronger presence in international banking by playing the role of "Value Creation Driver" for the group. This will include increasing our market presence and introducing cutting-edge products from overseas into Japan.

For our Japanese customers doing business in markets overseas, we are working to deepen our relationships by expanding our product and service offerings in response to their needs. Also, for our customers based in other countries, we are actively investing our resources to enable us to strengthen our marketing and other initiatives. Moreover, we are making strategic upgrades in our international network and are considering the formation of alliances that may provide additional impetus for growth of our activities.

○Corporate Revitalizations Move to a New Stage

In the challenging field of assisting companies in restructuring and revitalizing their activities, we have brought together our professionalism and sophisticated skills to tackle corporate revitalization. Initiatives have included the formation of our Corporate Restructuring Business Unit, a special corporate revitalization section, in October 2002, followed by the establishment of financial subsidiaries specializing in corporate revitalization under our Corporate Revitalization Project in July 2003. As a result of these efforts, Mizuho Corporate Bank's NPL ratio declined to approximately 2.0%, as of March 31, 2005, and we believe we have materially seen the end of the NPL issue.

In view of these positive results, we are looking to move corporate revitalization to its next stage. To this end, in April 2005, we created our Credit Engineering Division to focus on taking early steps when market evaluations suggest the need for corporate and business revitalization. This division is drawing on its specialized know-how to prepare business revitalization schemes that will contribute to the enhancement of the corporate value of corporate customers as well as offer advice on capital structure and other management issues. Through these services, we intend to respond to customer needs and proactively develop new business models.

The senior executives and employees of the Mizuho Corporate Bank have the drive and depth needed to adapt quickly to changes in the operating environment. By promoting our concept of an "evolving business model," we are striving to become "a financial partner that helps customers shape their future and achieve their dreams" and increase our competitiveness and earning power, as befitting a top, global banking institution. We sincerely look forward to your continuing support.

We have the spirit and drive it takes to move into challenging new business frontiers and are aiming to build the strong competitiveness and earning power that will make us one of the top, global banks.

Aiming to Be Number One in Customer Satisfaction and Profitability



At present, we are actively engaged in implementing aggressive strategies to become the best bank in Japan's middle and retail markets as well as to consolidate our position as the number-one financial institution in Japan in terms of customer satisfaction and profitability. With respect to the allocation of our corporate resources, they are distributed strategically and flexibly with the aim of gaining the solid trust and support of our customers and being a bank that customers can look to for assistance in meeting their financial needs.

July 2005

Seiji Sugiyama

Seiji Sugiyama
President & CEO, Mizuho Bank, Ltd.

A year for setting out to rebuild our foundation to achieve the first stage of dramatic growth.

A Year in Which We Rebuilt Our Foundation

Fiscal 2004 was my first year at the helm of Mizuho Bank, and it could be summed up as a year for building the foundation for implementing an aggressive business strategy. During the year we materially saw the end of the NPL issue, as well as the successful completion of the major task of integrating our IT systems, which was a massive task completed in eight stages between July and December 2004. I would like to express my heartfelt appreciation to our customers for their understanding and cooperation, without which we could not have completed these major undertakings.

Turning to the business environment, competition has become much more intense due to such factors as financial deregulation and non-financial institutions entering the banking industry. Against this backdrop, since becoming President & CEO, I have tried to instill in each and every senior executive and employee that they should carry out their duties without fear of change and face challenges head on in order that we can become a bank where customers in the end will evaluate us as a bank they can look to for assistance in meeting their financial needs.

My greatest concern after becoming the head of Mizuho Bank has been "speed." In the context of managing Mizuho Bank, my concept of speed has taken on two meanings. One is speed in providing services to our customers and the other is speed in our decision-making regarding strategies and other issues.

In customer services, speed is a service in itself. For example, the speed at which we provide housing loans to individual customers and lending to SMEs and middle market corporations is just as much a part of the service of lending. I am also convinced that quickness in making strategic management decisions that support this speed in service is another important meaning of speed.

To speed up our services for individual customers, we took a number of important steps. These included shifting to an integrated development and marketing approach covering all steps from planning and creation of products and services to sales promotion. Similarly, to impart greater speed to our services for corporate customers, we expanded the credit authorization limits of our branch managers, reviewed the credit approval systems and delegated greater authority for approving credit applications in our Head Office. In addition,

The Strategic "Action CS" Campaign for Achieving Top Bank Status

Japan's Best Bank in the Middle and Retail Markets
— To be Number One in Customer Satisfaction and Profitability —

Business Reforms
- Full-scale efforts to strengthen core businesses by making the most of our capability to offer information services.
- Enhance profitability in the mass-retail sector.
- Strengthen business promotion capabilities by rebuilding our channel network.

- Strong trust and support from customers.
- High-profit, high-efficiency business model.

[Overwhelming strengths]
Strength in providing information services backed by quality, volume and speed.

Management Reforms
- Resolute execution of cost structure reforms.
- Major review of management resource allocation.
- Reforming the personnel management structure that underpins business reforms.

to take our customer services to a much higher level, we formed the Business Reform Committee with the aim of increasing the sophistication and efficiency of our internal business processes.

During the current fiscal year, we intend to draw maximum benefits from these initiatives and move decisively to implement proactive strategies for expansion. Aimed at achieving major leaps forward, these business policies are contained in our "Action CS" package, which is a part of our medium-term strategies.

Action CS: The First Step in Achieving Dramatic Growth

The ultimate objective of Action CS is to enable us to become the best bank in the middle and retail markets. "Action" is intended to express the strong determination of all senior executives and employees to take appropriate action, and "CS" stands both for "Customer Satisfaction" and for "Consulting and Solutions." In other words, "Action CS" means we are committed to offering consulting services to individual customers and solutions to our corporate customers.

Action CS stands for the core set of specific strategies and measures within our group's "Channel to Discovery" Plan, which was announced in April 2005, and also within the medium-term business plan for the Global Retail Group, which has Mizuho Bank at its core. Utilizing alliances with top well-known Japanese and overseas corporations and implementing other strategies, we will offer global-level products and services to meet the ever more diversified and international requirements of our customers.

We intend to make the current fiscal year a period in which we take the first steps toward dramatic growth aimed at achieving our goal of becoming the best bank in the middle and retail markets as well as becoming number one in terms of customer satisfaction and profitability.

Approximately 26 million individual customers have accounts with us, and about 90,000 SMEs and middle market corporations have borrowings from us. The financial needs of both individuals and companies are becoming increasingly diverse and sophisticated. We intend to respond to these needs with carefully tailored services based on improved cooperation within our group, while creating an earnings-generating capacity appropriate to the vast customer base that supports our operations. To this end, last fiscal year we embarked on making decisive business and management reforms and adopted measures to create a highly profitable and highly efficient business model that will earn the solid trust and support of our customers, based on our overwhelming strengths in providing information services.

○Business Reforms

The three principal pillars of our business reforms are strengthening our core businesses, enhancing profitability in the mass-retail sector, and rebuilding our channel network. And as part of our aggressive business strategy, we are dynamically and boldly allocating our resources.

To strengthen our core businesses, in the area of individual customer transactions, we are focusing on developing a consulting structure that will allow us to provide advice sufficiently for customers who purchase investment products. We will also respond broadly to customers' loan needs by expanding our Housing Loan Centers and concluding tie-ups with credit loan companies.

In corporate banking, we are stepping up our activities to respond broadly to the financing needs of corporate customers, including promotion of new transactions in the SME and middle market corporation markets. We are also creating a structure for providing services that will position us as the number-one bank in the solutions business.

In the mass-retail area, we are planning to continue to expand our "Mizuho Mileage Club" membership service, which we introduced in August 2004, and expand Club-related services that are even more closely tuned to the daily lives of our customers by increasing the level and depth of our services.

To rebuild our channel network, we are creating a new channel and branch structure that will allow us to provide tailor-made services to meet customer needs and give us a foothold for further expanding the services we offer.

○Management Reforms

The three main points of our management reforms are realigning our cost structure, reviewing the allocation of our management resources, and making reforms in our human resources management structure.

Especially in cost reforms, we are conducting a thorough review of all operations and steadily moving forward with cost reductions. However, to hasten the implementation of our strategy of improving customer services, we are allocating management resources aggressively to bring increases in business profits and make improvements in our cost ratios.

Human resources management reforms include strengthening our training regime and assigning personnel to positions that are best suited to their abilities. In addition, we are placing more emphasis on the active recruitment of mid-career professionals.

Strategies for the Individual Customer Market: In Tune with the Everyday Lives of Our Customers

Under our Active CS strategy for the individual customer market, we are focusing on the following three elements.

1. Improving our capabilities for providing consulting services to respond to the asset management needs of our customers.
2. Strengthening our promotion program for loans to individuals.
3. Consolidating our position in the mass-retail market through our Mizuho Mileage Club and other programs.

Specific schemes include enhancing our line-up of quality products to meet a broader range of needs, but we are also adopting a number of other approaches. For example, we are increasing the number of financial consultants who can provide advice in response to all kinds of consulting needs of customers. Thus far, we have trained about 1,000 financial consultants, and we plan to increase the number to 2,000 during the current fiscal year. We are also scheduled to expand the number of our branches with "Premium Salons," where our customers can visit our consultants to receive advice, from approximately 70 at present, to about 250. Moreover, we are working with the securities companies in our group and have set up their consulting booths in about 50 of our branches. Plans call for increasing this number to approximately 100. Similarly, in Internet brokerage transactions, we are concluding tie-ups with online securities companies and plan to actively expand these services.

In the area of private banking, we began to offer securities introducing agent services in December 2004. In addition, our group is planning to set up Japan's first full-fledged private banking company "Mizuho Private Wealth Management," in the fall of 2005 and we will work closely with this new company.

To expand our unsecured loan business for individuals, we concluded an alliance with Orient Corporation in July 2004 and are endeavoring to provide responsive, tailor-made services for our customers. In the area of housing loans, we have developed a range of products that respond to differing customer needs for interest rates. We have also focused sharply on speeding up the loan approval process and are taking other steps to improve related systems, just as we previously aggressively expanded our network of Housing Loan Service Centers.

In the mass-retail market, as part of our Mizuho Mileage Club services, in addition to our joint card issued with the UC brand, we have also concluded an alliance with Credit Saison and are working to expand related services. In addition, we have made tie-ups with 14 companies in other industries and are endeavoring to expand our offering of services useful to customers beyond the financial area.

Through our alliance with East Japan Railway, we are scheduled to begin issuing a revolutionary IC card, the Mizuho Suica Card, that will combine the functions of ATM cards, credit cards, train tickets, and electronic money.

To ensure that deposits placed with us by our customers are held in safe custody as a matter of first priority, we are working to significantly expand the usage of IC ATM cards and are scheduled to introduce biometric systems to confirm the identity of cardholders.

Strategies for the Corporate Customer Market: Aiming to Be Number One in Share of Transactions and in Providing Solutions

The key points related to corporate banking in our Action CS strategy are:

1. Increase business profits through expansion in corporate lending.
2. Establish our position in the SME and middle market corporation markets as the number-one bank in terms of both share of transactions and solutions business.

As a result of our proactive efforts at corporate revitalization and preventing the emergence of additional NPLs, our credit costs have declined to a low and stable level. We have, therefore, shifted to a strategy of increasing business profits through substantial expansion in our loan portfolio, while continuing thoroughgoing measures to control risk.

Specific measures include the introduction of a preauthorized transaction system and a review of our policy concerning the share of loans to customers. The preauthorized transaction system involves internally clarifying our transaction policy for each corporate customer beforehand, thus enabling us to respond quickly to customers' funding demands when they are made. In addition, in line with this policy, we are now setting targets for our share of lending to each corporate customer and offering appropriate services to attain these targets. Along with this, we have drastically reviewed our credit approval process to speed it up and we have also expanded our line-up of loan products to include a broader range of unsecured loans that meet the needs of companies of all sizes and borrowing requirements. Also, for small enterprises, we have established the Mizuho Business Financial Center, a subsidiary specializing in lending to small-scale businesses that provides speedy and supportive services.

We are also placing substantially greater emphasis on developing new transaction relationships and are planning to expand the number of staff specializing in new business development from the current 180 to 500.

In our solutions business, we are working to accumulate unique know-how and specialized expertise to enter new business fields. Especially for SMEs and middle market corporations, we are using our know-how in areas where we already have a track record in providing financing, such as syndicated loans, financing for shipping, real estate and equipment, business matching and cross-referrals, and M&As. Looking forward, we plan to step up recruitment of specialists and strengthen our service delivery capabilities.

In April 2005, we entered into separate business collaborations with two of the best U.S. super-regional banks, Wachovia and Wells Fargo, aiming to reinforce products and services internationalized to the highest standard for our retail banking business.

Drawing on the strengths of these partners, our staff will exert their best efforts to attain the goal of being Japan's best bank in the middle and retail markets. We look forward to your continued support and encouragement.

We will respond to the diverse needs of our individual, SME and middle market customers by drawing fully on the comprehensive capabilities of our group.

Basic Strategy for the Securities Business

In addition to pursuing integrated banking and securities operations based on customer segmentation, the group's three securities companies—Mizuho Securities (MHSC), Mizuho Investors Securities (MHIS) and Shinko Securities—make the most of their capabilities and advantages in order to ensure that the group can maximize its comprehensive strengths.

Integrated Banking and Securities Operations

In the group's "Business Reorganization" implemented in March 2003, MHSC was made a subsidiary of Mizuho Corporate Bank (MHCB) and MHIS a subsidiary of Mizuho Bank (MHBK) with the aim of pursuing greater synergies by strengthening cooperation between group banks and securities companies in accordance with customer segmentation. This resulted in the creation of a framework for providing comprehensive solutions that make the most of the respective functions of the banks and securities companies.

More specifically, MHCB utilizes the investment banking function as well as the bond and equity-related capabilities of MHSC to provide a broad range of new and more specialized products and services for customers. MHBK offers its customers MHIS's bond and equity-related functions and, by jointly developing branches with MHIS, gives customers the convenience of "one-stop shopping."

Strengths and Characteristics of the Group's Three Securities Companies

Mizuho Securities

MHSC is a wholesale securities company that offers high-quality, specialized solutions in response to the wide-ranging needs of domestic and international institutional investors, corporations, financial institutions and public sector entities.

It occupies a top position among the major securities companies in the area of bond underwriting, and boasts a strong presence in bond sales as well. In the equity-related business, it offers a full range of services and has raised its market standing to a position close to that of Japan's major securities companies.

It has already established a top-level presence in the area of M&A and other financial advisory services for Japanese customers, and has a track record in structured finance that puts it among the market leaders in Japan.

MHSC also aims to satisfy the diversified needs of customers who are active at home and abroad by offering seamless domestic and overseas business services through its network of overseas securities subsidiaries.

Mizuho Investors Securities

MHIS is working to proactively strengthen cooperation among group companies through establishing 100-joint-branches network with MHBK and starting securities brokerage business with MHBK (MHBK's securities introducing agents business) as well as IPO business with group companies. With this as its business promotion base, MHIS responds to customers' asset investment needs by offering various securities-related products, and to funding needs of SMEs and middle market corporations by offering bond and equity underwriting services and consulting services in connection with their capital structure planning. In this way, it aims to become the customer's first choice as the most trusted securities company by providing carefully tailored, high-quality products and securities services in a speedy manner.

Shinko Securities

Shinko Securities is a comprehensive securities company with a nationwide network that offers a full range of services from underwriting to brokerage. Through dynamic and efficient cooperation with group companies, it uses its full-line functions to provide individual customers, and SMEs and middle market corporations with a wide selection of financial products and services.

The three group securities companies aim to make the most of their strengths and characteristics, and maximize synergies to develop a group presence that matches other major securities companies.

Basic Strategy for the Trust Business

We recognize that the trust business is a growth sector and is working to deliver the best solutions to customers through Mizuho Trust & Banking (MHTB), which offers a full range of trust services, and Trust & Custody Services Bank (TCSB), which offers high-level custody services. MHTB quickly and accurately responds to increasingly diverse and sophisticated needs of customers by offering various products and services together with group companies through the franchise system, and with external entities through business tie-ups, opening up joint branches and holding joint seminars with group companies.

Mizuho Trust & Banking

MHTB accurately meets the diverse needs of customers through original products and services that draw on the high level of expertise and rich know-how it has built up over many years.

MHTB responds to the asset management and investment needs of a wide range of individual customers by offering consulting services in connection with assets in general, including financial assets and real estate. It also offers asset investment products such as "Always" money trusts, which are based on securitized automobile loan assets, and "Chochiku no Tatsujin" automobile loan securitization product for individuals, and asset management products such as "Asset Management Trusts" for centralized management of financial assets.

In the area of testamentary trusts, MHTB's experienced professionals have earned an excellent reputation for their meticulous services and the bank has the highest testamentary trusts entrusted in the sector. In January 2005, MHBK, a trust franchisee, entered the testamentary trust business, making it possible to offer this service to a larger number of customers.

For corporate customers, MHTB cooperates with group companies in offering optimal solutions in such areas as real estate, securitization, pensions, stock transfer agency business and asset management. In particular, through its sophisticated consulting services, MHTB supports customers in formulating effective business strategies to deal with management issues arising from changes in accounting and legal systems, including the introduction of impairment accounting and revisions to the Company Law.

MHTB will continue to identify customers' needs and to satisfy them by proactively developing new products and services, and creating new trust business.

Trust & Custody Services Bank

Based on its advanced systems infrastructure and highly transparent internal control systems, TCSB provides financial institutions, institutional investors and other customers with high-quality, high value-added trust and custody services, and outsourcing models for comprehensive asset administration services. TCSB also responds to customers' high-level custody requirements through participation in the "account management institution business" developed in response to Securities Settlement Systems and Infrastructure Reform in Japan, and through the provision of securities lending services.

Basic Strategy for the Asset Management Business

In the investment trust and pension markets, we aim to become one of the world's leading players in terms of both quality and assets under management.

Our asset management companies Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management, all make the most of their individual specialties in offering high-quality products and services to both group and non-group customers. In the distribution of investment trusts, we offer a widely varied line-up of products designed to meet the increasingly complex and sophisticated needs of customers.

In the Japanese defined contribution pension business, we are channeling our total resources into providing solutions for corporate management issues by supporting the formation of assets for individuals to enjoy in their retirement.

Business Outline of Mizuho

We precisely and swiftly provide products,
services and business solutions to meet the diversified financial needs of our customers
by actively pursuing group synergies.



Providing Cutting-Edge Solutions

- Adopting an Asset Turnover-Based Business Model
- Ongoing Evolution of the Solutions Business
- Implementation of International Business Strategies
- Corporate Revitalization Enters a New Phase
- Approach to Securities and Investment Banking
- Business Alliance with Nikko Cordial Group and Nikko Cordial Securities
- Using Alliances
- Trust Business



Targeting SMEs and Middle Market Corporations

- Expanding Middle Credit Risk Lending
- Alliance with Orient Corporation
- Expanding the Mizuho Business Financial Center Network
- Becoming the Top Bank in Providing Solutions for SMEs and Middle Market Corporations



Approaches to Individual Customers

- "Mizuho Mileage Club" Membership Services Enhanced
- Alliance with Credit Saison
- Alliance with JR East
- Mizuho's Security Policies
- Aiming for No. 1 in Consulting Services
- Personal Loans
- Alliance with Orient Corporation

Mizuho Corporate Bank (MHCB)

MHCB focuses its efforts on corporate finance, primarily serving large corporations (such as those listed on the first sections of domestic stock exchanges), financial institutions and their group companies, public sector entities, and overseas corporations including subsidiaries of Japanese companies.

Mizuho Bank (MHBK)

MHBK serves primarily individuals, SMEs, and middle market corporations, and local governments in Japan.


Securities Business

Mizuho Securities (MHSC) A wholesale securities company whose customers are institutional investors, corporations, financial institutions and public corporations.	**Mizuho Investors Securities (MHIS)** A securities company that focuses on serving the group's customers.	**Shinko Securities** A comprehensive securities company that focuses on the middle and retail markets.

Trust and Asset Management Business

Mizuho Trust & Banking (MHTB) A trust bank that possesses strengths in both the corporate and individual markets.	**Trust & Custody Services Bank (TCSB)** A highly specialized trust bank focusing on the custody business.	**Defined Contribution Plan Services (DCPS)** An entity that specializes in managing defined contribution pension plans.
Dai-Ichi Kangyo Asset Management (DKA) An asset management company.	**Fuji Investment Management (FIMCO)** An asset management company.	**DLIBJ Asset Management (DIAM)** An asset management company.

Corporate Revitalization Business

Mizuho Advisory An advisory company with state-of-the-art know-how concerning corporate revitalization.	**Mizuho Corporate** A financial subsidiary for corporate revitalization.	**Mizuho Global** A financial subsidiary for corporate revitalization.	**Mizuho Project** A financial subsidiary for corporate revitalization.	**Mizuho Asset** A financial subsidiary for corporate revitalization.


Other Businesses

UC Card A leader among credit card companies in Japan.	**Mizuho Research Institute (MHRI)** A think tank.	**Mizuho Information & Research Institute (MHIR)** An IT-related company.	**Mizuho Capital** A principal venture capital company.	**Mizuho Factors** A factoring company.

Overseas Subsidiaries

Banking Subsidiaries
Derivatives Subsidiaries
Securities Subsidiaries
Trust Banking Subsidiaries
Asset Management Subsidiaries

*Note: DKB Information Systems, Fuji Research Institute Corporation and IBJ Systems were merged to create Mizuho Information & Research Institute on October 1, 2004.



Providing Cutting-Edge Solutions

We utilize the group's comprehensive financial services capabilities to provide corporate customers with cutting-edge solutions.

MHCB, for example, engages in a wide range of financial services on a continuing, multi-faceted basis by mobilizing the entire line-up of banking, securities and trust products offered by the group while adopting a business model based on asset turnover.

MHSC operates as a wholesale securities firm and has established a top-class position in the bond and equity businesses, M&A and other areas of the financial advisory business, and structured finance. It offers high-quality products and services to satisfy customers' needs at all times.

As the need for trust services increases, MHTB utilizes its sophisticated expertise to provide trust services to group and non-group companies, and is especially strong in areas like real estate and asset backed finance (securitization of monetary claims, etc.).

Adopting an Asset Turnover-Based Business Model

Syndication Business Grows in Sophistication

As the preeminent institution in the area of Japan's syndicated loan market, MHCB has been keen and active in promoting the recent rapid expansion of the market. We provide high value-added services by making active use of the syndication function to meet all aspects of corporate financial needs. Examples include cross-border syndicated loan deals timed to take advantage of revisions in the U.S.-Japan Tax Treaty, large LBO transactions and financial solutions for total debt restructuring aimed at increasing corporate value. Through its commitment to a proactive involvement in the syndication business as a means of satisfying the needs of both corporate customers and financial institutions, MHCB is seeking new modes of corporate finance that go beyond traditional methodologies.

In order to establish the "originate to distribute" business model (i.e., asset turnover-based business model) going forward, MHCB set up the Loan Trading Division in October 2004 to reinforce its specialist team, which is responsible for market-making and broking of loan assets. It has been proactively engaged in expanding the loan trading market, starting with the arrangement of "high-liquidity loans" providing indications of loan pricings on a daily basis in November 2004, and developing the first investment trust in Japan to incorporate domestic syndicated loans with a view to expanding the investor base in March 2005. It will continue its involvement in various businesses designed to increase the liquidity of loan assets.

Mechanisms of the Syndicated Loan Market and the Loan Trading Market





● Diversification of portfolios
● Diversification of borrowing sources and investment instruments
● Realization of fair borrowing costs
Increased liquidity of loan assets
Further expansion of the syndicated loan market (primary market)
A front-runner in both markets, MHCB promotes market-oriented indirect financing.
Improvement and expansion of the loan trading market (secondary market)
Arrangement of loan assets suitable for loan trading
Loan Trading Division established
● Enhanced flexibility of portfolio management
● Securing returns that match risks
● Greater borrowing capacity/Evolution of risk diversification effect

Sophisticated Portfolio Management

MHCB is making efforts to enhance the sophistication of its portfolio management, recognizing it as one of the important pillars of its "originate to distribute" business model alongside its syndication business. Specifically, it is working to streamline and improve risk-returns on its overall credit portfolio and has established a portfolio management division within its Financial Control & Accounting Group to realize these objectives. The division makes use of the loan trading market to strategically buy or sell loans in response to changes in the status of the entire portfolio of the macro economic situation, i.e., making investments to diversify credit risk and eliminating loans which are recognized to have an excess concentration of credit risk. MHCB will continue utilizing the credit market in an attempt to appropriately control credit risk and increase the value of its credit portfolio.

Ongoing Evolution of the Solutions Business

Solutions Business Helps Raise Corporate Value

As part of its continuing evolution, MHCB seeks to respond speedily and appropriately to the financial and management needs of large companies that are rapidly adapting to changes in the business environment. In the solutions business, it endeavors to contribute to raising corporate value for customers. To this end, it is working closely to mobilize all the banking, securities and trust product lines offered by other group companies, including M&As, syndicated loans and CMS. In this way, it is striving to add speed and depth to its "deal after deal" marketing approach, which offers the widest range of financial services on a continuous, multi-faceted basis.

Another issue is the fact that financial institutions must enhance their risk-taking capabilities and rebuild their risk intermediation functions in order to meet the increasingly sophisticated and diversified financial needs of customers. To respond to customers' business and project needs, MHCB is putting considerable effort into upgrading its lending business by setting up new schemes for breaking down and processing the risks involved.

Trend Setting Products

● Acquisition Finance Business

We offer solutions to customers' business restructuring needs through advisory services pertaining to corporate and business acquisitions, and the arrangement of funding. Specifically, we arrange LBO loans and non-recourse loans that collateralize the cash flows of the firms and businesses targeted for acquisition. The group boasts the best track record in the acquisition finance business and operates globally.

Mizuho Corporate Advisory and Mizuho Capital Partners provide advisory services in connection with MBOs and financial strategies, as well as investments through an MBO fund. In April 2005, Mizuho Corporate Advisory and MHBK jointly established Mizuho Management Advisory as an MBO advisory company for SMEs and middle market corporations.

● Structured Finance

Our excellent record in satisfying customers' funding needs domestically by providing ABCP (asset-backed commercial paper) and using asset securitization to improve their management indices puts us in the ideal position to support customers in realizing their financial strategies. We offer wide-ranged securitization solutions for customers with a variety of assets including future receivables and intellectual property rights centered on accounts and notes receivable, as well as sophisticated, specialist products and solutions to meet investors' needs for the use of syndication methods.

● Real Estate Non-recourse Loans

Our support for customers' financial strategies in the area of real estate assets extends from the arrangement of real estate non-recourse financing to support for real estate development and acquisition projects, and the handling of accounting for impairment of fixed assets.

We are playing a proactive pioneering role as a leading player in putting together mezzanine finance deals and large-scale development finance projects associated with urban renewal, such as the Tokyo Midtown Project for redeveloping the site where the Japan Defense Agency offices once stood.

○ Defined Contribution Pension Business

As a front-runner in the defined contribution (DC) plan business, we provide a wide range of services, such as reorganization of pension schemes, new DC plan designs, and actual plan administration utilizing human resources and providing financial solutions.

Specifically, we offer high value-added services which meet the needs of corporate customers and DC plan participants, such as plan design consulting, back-office outsourcing for Group DC plans, unified administration of DC and defined benefit pensions, the Mizuho "SogoGata (comprehensive package)" DC Plan and the "Mizuho Personal DC Plan."

We will continue our proactive efforts to develop this business by providing valuable information and leading-edge services, with a view to making Mizuho the first choice as partner for any pension plan.

Evolution of e-Business

We provide convenient, highly advanced e-solutions to respond to the settlement and cash management needs of increasingly sophisticated, globalized customers.

○ Mizuho Advanced CMS

Mizuho Advanced CMS is a financial management system for realizing strategic management of group finances on a consolidated basis.

The system allows flexible tie-ins with centralized group payment and collection operations and schemes to reduce the number of promissory notes issued, as well as management of borrowing among group companies. We also offer CMS advisory services based on the rich experience we have gained in installing a large number of systems, and we offer comprehensive fund management solutions by proposing effective operational methods and constructive utilization methods.

○ Mizuho Global CMS

Mizuho Global CMS offers more efficient cash management to customers with overseas offices. As of the end of March 2005, this service was offered around the clock in Japanese, English, Chinese and Thai through 22 offices in 15 countries. In Europe, integrated fund management services are offered in an alliance with ABN AMRO Bank and cross-border pooling services and netting services are due to start within 2005.

In China, we are the only Japanese bank to have obtained authorization to offer Internet banking, and in addition to providing data in the Chinese language, we are working to provide more responsive services through data links with ERP (Enterprise Resource Planning) software from a major Chinese software vendor.

Mizuho's CMS Network


Mizuho e-Business Site
Mizuho Advanced CMS
Fund Management Services
Best Receiver
Firm Banking
Improving the efficiency of overseas fund operations
Overseas subsidiaries
Check balances and move funds in overseas accounts from domestic head office
Overseas affiliates
Overseas affiliates
Overseas regional headquarters
Branches
Centralizing fund management at head office
Customer's head office
Overseas subsidiaries
Overseas affiliates
Subsidiaries
Various products to improve efficiency of fund operations
Branches
Subsidiaries
Mizuho Global CMS
Improving the efficiency of domestic fund operations

○ Internet Banking—Mizuho e-Business Site

The Mizuho e-Business Site opened for business as an Internet banking service for corporate customers in April 2005. Already offering various services pertaining to foreign exchange and forward exchange contract transactions over the Internet, domestic exchange transactions and electronic tables are due to be added during fiscal 2005, with further phased expansion planned thereafter. Using these services as a platform, we will develop this into a full-fledged Web service offering great convenience and high value-added services.

○ Expanding Peripheral Fund Settlement and Administration Services

Mizuho e-Market Financial is the first e-procurement scheme set up by a Japanese bank to reduce purchase costs by combining services ranging from customers' materials procurement and purchasing operations to fund settlements into a single package. Mizuho Shared Service Solution provides strategic support for accounting and peripheral settlement operations to realize a unique comprehensive solution in a linkage with CMS.

Support for Business Risk Control

In the sales and trading business, we are working to solidify our market reputation as a "solutions provider" by offering risk hedging schemes employing derivatives and optimal solutions that use cutting-edge financial technologies to satisfy customers' diversified financial and business risk control needs. The line-up has expanded from interest and foreign exchange products to commodity derivatives like oil, metal and weather.

Moreover, in a tie-up with Mizuho-DL Financial Technology, a group company specializing in the development of financial technology, it is introducing sophisticated risk control methodologies that incorporate dynamic foreign exchange hedges, as well as ALM and correlation analyses and financial engineering approaches.

Glossary

▶**Dynamic foreign exchange hedges**

A statistical/probabilistic exchange risk hedging method that eliminates market views and arbitrariness.

Business Risks in the Balance Sheet and Corresponding Solutions


Assets
Liabilities
Investment products
(Interest and currency options)
Cash and Deposits
Borrowings, Bonds
Improvement in financial balance
Interest rate risk hedge
Bond issue cost contracts
Foreign bond hedges
(Currency/interest rate swaps, interest rate caps)
Risk hedges against uncollectibles
(Credit derivatives)
Receivables
Inventory price fluctuation risk hedges
(Commodity derivatives)
Inventories
Foreign exchange, interest rates and stock price risk hedges
(Currency/interest rate swaps, equity derivatives)
Securities, Loan Receivables, etc.
Reserves
Tools for removing pension liabilities off the balance sheet and making effective use of stock holdings
(Equity derivatives)
Real estate securitization tools
(Interest rate swaps)
Risk hedges against earthquake damage to facilities
Tangible Fixed Assets
Capital
Curbing fluctuations in the exchange adjustment account
(Currency swaps)
Hedges against weather-based earnings deterioration risk
(Weather derivatives)
Risk hedges against uncollectibles
(Credit derivatives)
Securitization tools
(Interest rate swaps)
Guarantee Money Paid
Capital

Solutions for Financial Institutions and Public Sector Entities

○ Financial Institutions

To date, MHCB has strengthened its product line-up to include syndicated loans, investment trusts, derivatives, foreign exchange and securities lending programs. In addition, it has taken advantage of the removal in 2004 of the ban on banks engaging in the securities introducing agents business and since April 2005 has been building up a joint securities sales framework with group securities companies. To a greater extent than ever, it can now offer more robust, more appropriate solutions to the increasingly sophisticated and diverse needs of investors in such areas as financial strategy and risk management. Nor do its efforts stop at providing products. With an eye on the launching of the Book-entry Transfer System for "Corporate Bonds" of JASDEC (Japan Securities Depositary Center) in 2006, it has been putting effort into providing infrastructure by making overall asset management support available to its financial institution customers. Among other things, this has included accepting entrustment of the custody operations of TCSB and the issuing and paying agency business.

As customers switch to more aggressive management approaches, we seek to channel the group's financial functions into proposing even better quality advisory services and solutions to management issues such as capital policies, the removal of assets off the balance sheet and alliance strategies.

○ Public Sector Entities

As special public corporation and government FILP (Fiscal Investment and Loan Program) reforms move ahead, public sector entities face growing needs in such areas as structuring private sector-type finance schemes and increasing the sophistication of their market risk management.

In response, MHCB endeavors to propose optimal solutions by utilizing research and analysis capabilities that bring together group know-how and financial technologies such as syndicated loans and derivatives.

In the public bond market, MHCB provides issuers with stable support for funding using its strong record and rich experience as the leading bank in the sector.

Implementation of International Business Strategies

As a leading financial institution in Japan, we offer domestic and overseas customers engaged in global business activities the best available solutions by dynamically combining our rich experience in overseas markets with our powerful overseas network and our cutting-edge financial products.

Mizuho's Strong Presence in Asia

We are strategically focusing management resources on Asia, where Japanese companies are highly active in developing their business and which we see as our home ground. In May 2005, MHCB further strengthened its solutions capabilities and increased convenience for customers by establishing the Asia Corporate Banking Division in Singapore and Hong Kong to bring together its syndication, structured finance, CMS and other product-related functions.

The pace of our customers' business development in China has significantly increased, and we have effectively supplemented one of the largest networks of any Japanese bank in China through business cooperation agreements with several powerful Chinese local banks and the local governments of Beijing, Shanghai and elsewhere, creating a framework to provide close support for our customers' business efforts throughout the country. In Japan, we established the China Business Promotion Division within MHCB to offer comprehensive advisory services on doing business in China, and have established a solid reputation among customers as an expert in the field.

Approach to the Americas and the European Markets

In the Americas and the European markets, we make strategic use of flexible relationships with external financial institutions to offer syndicated loans and various other advanced products proactively to customers engaging in business at the global level. In the European MBO market, for example,

Performance as an Arranger of European MBOs (LBOs) (2000-2004)

Ranking	Company name	Amount (millions of U.S. dollars)	No. of transactions
1	Royal Bank of Scotland	173,506	287
2	Bank of Scotland	129,984	213
3	HVB Group	102,473	137
4	Barclays	97,338	146
5	Calyon	86,687	152
6	**Mizuho Financial Group**	66,547	87
7	SG Corporate & Investment Banking	65,661	126
8	Lloyds TSB Capital Markets	65,397	100
9	BNP Paribas	61,846	115
10	ING	60,353	107
11	JP Morgan	57,843	73
12	Allied Irish Banks plc	52,962	69
13	Deutsche Bank AG	52,450	57
14	Citigroup Inc	51,730	40
15	HSBC	51,342	87

Source: Dealogic Loanware League Table

the group not only holds a top-tier position but is also active in putting together securitization products such as CDOs (Collateralized Debt Obligations) that use advanced financial technology. Moreover, we are introducing the technologies built up through these activities into Japan and using them in developing financial products that better match our customers' needs.

Corporate Revitalization Enters a New Phase

During fiscal 2004, we materially resolved our NPL issues when we achieved the target set by the Financial Revitalization Program of halving our NPL ratio. In light of this achievement, MHCB established the Credit Engineering Division in April 2005 to bring together the highly specialized know-how we accumulated during the corporate revitalization process to promote and support business that focuses more on enhancing corporate value and improving market confidence. The new division is engaged in the strategic and highly expert operations necessary to achieve higher corporate value for customers.

Specifically, it is actively engaged in setting up business revitalization schemes, calculating corporate value and supporting feasibility studies on refinancing and capital policy measures, as well as arranging CLOs (Collateral Loan Obligations), putting together new schemes to make use of the markets, and tackling as yet unexplored business areas. When bringing deals to fruition, MHCB contributes to creating corporate value for customers in keeping with its aspirations as an "open financial conglomerate" by making use of MHSC and other group resources while at the same time working in broad-based cooperation with foreign investment banks and various types of equity funds.

Approach to Securities and Investment Banking

Aiming to become a Market Leader in the Securities and Investment Banking Businesses

MHSC operates as a wholesale securities firm that offers optimized solutions in the areas of securities and investment banking in response to the needs of domestic and international institutional investors, corporations, financial institutions and public sector entities. The three pillars of its operations consist of the debt, the equities, and the investment banking businesses placing financial advisory business, such as M&As as well as structured finance operations such as ABS, as its core. Based on this, and making the most of its

Domestic SB League Table
(Excluding bank debenture, self-led issues, retail targeted)
* Underwriting amount basis. Total Amount of Issues: ¥6,327.6 billion (April 2004 - March 2005)

Ranking	Company name	Underwriting (billions of yen)	Market share (%)
1	Nomura Securities	1,223.8	19.34
2	Daiwa Securities SMBC	1,154.4	18.24
3	**Mizuho Securities**	1,101.1	17.40
4	Nikko Citigroup	793.5	12.54
5	Mitsubishi Securities	454.2	7.18
6	Goldman Sachs	397.4	6.28
7	Morgan Stanley Securities	259.2	4.10
8	UFJ Tsubasa Securities	204.8	3.24
9	**Shinko Securities**	155.1	2.45
10	Merrill Lynch Japan Securities	148.5	2.35

Source: I-N Information Systems

M&A Advisory Ranking
(Japanese target, any acquirer nation, deals completed)
* League table based on number of deals (January 2004 - December 2004)

Ranking	Advisor	No. of transactions	Amount (millions of U.S. dollars)
1	**Mizuho Financial Group**	109	9,168
2	Nomura	108	24,271
3	Daiwa Securities SMBC	88	18,044
4	Mitsubishi Tokyo Financial Group	65	8,577
5	Nikko Cordial Securities	55	505
6	UFJ Holdings	49	3,693
7	KPMG Corporate Finance	32	4,751
8	Merrill Lynch	25	8,020
9	ChuoAoyama Audit Corporation	20	1,364
10	PricewaterhouseCoopers	19	1,282
10	Citigroup	19	8,236

Source: Thomson Financial

Overall ABS Bookrunner League Table
(ABSs backed by assets in Japan: Domestic public and private bonds and Eurobonds)
* Settlement date basis (April 2004 - March 2005)

Ranking	Company name	No. of issues	Amount (billions of yen)	Market share (%)
1	**Mizuho Financial Group**	15	335.2	17.6
2	Merrill Lynch	6	330.0	17.3
3	Shinsei Bank	9	312.3	16.4
4	Nomura Securities	5	219.9	11.6
5	Daiwa Securities SMBC	8	213.4	11.2
6	Lehman Brothers	5	117.5	6.2
7	Citigroup	4	100.0	5.3
8	Goldman Sachs	3	90.0	4.7
9	Morgan Stanley	2	80.0	4.2
10	CS First Boston	2	74.2	3.9

Source: THOMSON DealWatch
*Figures for Mizuho Financial Group are the aggregate figures for MHSC and its overseas securities subsidiaries

high-quality human resources and advanced financial technologies, it offers customers high value-added products and services at all times. It has established a top-class position for itself in many sectors, and competes with the big firms of Europe and the U.S. as a professional house at the global level through its bases in New York, London, Zurich and Hong Kong.

In fiscal 2004, MHSC posted Ordinary Profits of ¥50.2 billion on a consolidated basis, and set a new record for Ordinary Profits on a non-consolidated basis. It remains committed to its goal of becoming a leading investment bank in Japan.

Strengthening the Equities Business

Since bank securities subsidiaries were allowed to engage in the equities business in October 1999, MHSC has streamlined and strengthened its full line-up of equity-related services.

In the area of sales and trading operations, it is extending the range of stocks the research division covers, offering high value-added IR services, and working through its global network to secure trading orders for sales of Japanese stocks. In the process, it is steadily increasing its presence in terms of broker rankings and share of turnover on the Tokyo Stock Exchange. It is also building up its capabilities for offering solution services in such areas as basket trading and block trading, and execution services based on its sophisticated systems.

In the area of equity underwriting, backed by a highly experienced staff, superior financial technology and enormous selling power at home and overseas, it offers solutions for dealing with customers' needs in areas such as IPOs, and primary and secondary offerings of stocks, thus steadily improving its performance by, among other things, increasing the number of deals in which it acts as lead underwriter. It will continue working to win large lead manager deals by further strengthening its sales organization with a view to enhancing its reputation.

Domestic Public Offering League Table
* Underwriting basis, including REITs. Total Amount of Issues: ¥2,383.2 billion (April 2004 - March 2005)

Ranking	Company name	Underwriting (billions of yen)	Market share (%)
1	Nomura Securities	524.9	22.03
2	Daiwa Securities SMBC	509.0	21.36
3	Nikko Citigroup	425.3	17.85
4	**Mizuho Securities**	**183.6**	**7.70**
5	Mitsubishi Securities	156.4	6.56

Source: I-N Information Systems

Business Alliance with Nikko Cordial Group and Nikko Cordial Securities

In January 2005, MHCB, MHSC, the Nikko Cordial Group and Nikko Cordial Securities signed a formal business cooperation agreement for the purpose of cooperating in complementing each other's operations by utilizing each other's business know-how and customer base.

More specifically, MHSC, Nikko Cordial Securities and Nikko Citigroup will undertake a phased expansion of their cooperation in equity underwriting and marketing activities with a view to greatly expanding their presence in the market by making services that utilize their respective strengths available to customers.

MHSC and Nikko Cordial Securities will also broaden the range of cooperation to cover alliances for providing products, and cooperating in principal investments and other securities-related areas.

Following the signing of this business cooperation agreement, MHSC's parent MHCB acquired 94 million shares of Nikko Cordial Corporation's treasury stock in January 2005.

Approach to Principal Finance Business

MHSC has adopted a proactive approach to its principal finance business as part of its efforts to diversify its earnings from the investment banking business. Focusing on its broad customer network, it will search for investment deals and expand its investments in unlisted stocks.

In April 2004, it established the Principal Finance Strategies Office to promote private equity and other investment operations. In September 2004, it established Polaris Principal Finance as a private equity fund management company in a joint venture with DIAM. Together with Japan Industrial Partners, which has already compiled an impressive record in corporate reorganization deals centered on strategic carve-outs (spin-offs of business divisions from companies), this has strengthened its ability to deal with a wide range of investment deals.

By strengthening its principal finance business, it will endeavor to secure more business opportunities centered on IPOs, M&As and other equity business associated with the fund's investment targets.

Glossary

▶**Principal Finance**

This kind of investment activity uses Mizuho's own funds to realize earnings through strategic investments made from a medium- to long-term perspective.

Using Alliances

MHSC participates in alliances designed to strengthen its business promotion base and selling power, and expand its operations as a wholesale securities firm.

Since completing the transfer of the entire business operations of Norinchukin Securities in March 2004, it has been providing financial institutions connected with agricultural cooperatives throughout Japan with a wide range of investment products, including investment trusts and bonds. In September 2004, MHSC accepted ¥74.9 billion in capital from The Norinchukin Bank with a view to expanding its ties with the Bank and financial institutions connected with agricultural and forestory cooperatives, while further strengthening its own business base and profitability.

In August 2004, MHSC concluded business cooperation agreements for the entrustment of equities sales with Monex Securities, Nikko Beans Securities and Monex Beans Holdings (MBH). This alliance enabled MHSC to broaden its equities-related business base by expanding its sales channels, centered on MHSC's IPO-related lead manager transactions, to retail customers who utilize the MBH Group's on-line trading system, one of the best in Japan.

It is proactively engaged in the securities introducing agents business to contribute to strengthening its sales of equities and bonds in the future, and as of the end of March 2005 had alliances with three regional banks.

MHSC concluded a business alliance with Resona Bank in connection with M&As in March 2004, and set up a cooperative arrangement on cross-border M&A deals between Japanese and European firms with UBS Securities Japan in May 2004. In this way, it is further strengthening its already first-class presence in the M&A business by making use of both its allies' and our group's customer bases to create new business opportunities.

Trust Business

Expanding the Trust Market

The business environment is changing substantially as a result of alterations to the legal system and reforms of the accounting system. This increases the number of opportunities for providing solutions that use trust functions to cope with the planned mandatory application of impairment accounting, or revisions to corporate pension schemes.

Furthermore, the December 2004 revisions to the Trust Business Law abolished restrictions that formerly limited the number of assets that could be placed in trust to six, including money and land. As a result, it is now possible to entrust intellectual property rights such as patents and copyrights. For all practical purposes, only financial institutions were originally allowed to participate in the trust business, but it has now been opened up to general business corporations, and the scope for adopting the franchise system for trust businesses has been expanded. This means the trust mechanism has come into more general use and the market is expected to grow further.

MHTB sees expansion of the trust market as a new business opportunity and will provide customers with sophisticated trust solutions.

Approach to Real Estate Securitization

In recent years, real estate securitization has come into increasingly active use. Contributing factors include the growing need to make more efficient use of assets, the diversification of fund investment and procurement needs, and the overhaul of strategies relating to real estate holdings in response to the introduction of impairment accounting.

Fully utilizing the know-how it has built up over many years, MHTB is engaged in a wide range of securitization deals involving office buildings and commercial facilities. At the same time, it is proactively engaged in real estate development methods that utilize securitization mechanisms. MHTB's capabilities and performance in arranging real estate securitization deals have earned high marks among rating agencies and foreign investors. As of the end of March 2005, it boasted the highest balance of securitized assets under administration as trustee with a total in excess of ¥3 trillion.

It will put forward sophisticated proposals that will satisfy all real estate needs by making the most of the overall strengths generated through the combination of its arrangement capabilities and financial functions.

Securitized Assets (Real Estate) under Administration as Trustee
(Trillions of yen)


4
3
2
1
0
March 2003
March 2004
March 2005

Approach to Securitization of Monetary Claims and Other Claims

MHTB makes full use of its trust functions in developing stable asset financing schemes on an order-made basis, and in proposing them to its customers. Utilizing the high-level structuring capabilities it has built up on the basis of its performance as the institution with the highest share of entrustments in the trust business, MHTB proposes various solutions to customer needs for fund procurement, cutbacks in assets and liabilities and better financial indices. At the same time, it provides investors with new investment instruments in the form of asset securitization products. In particular, outstanding sales of its "Chochiku no Tatsujin" automobile loan securitization product for individuals broke through the ¥500 billion mark just two years and eight months after the product was launched.

MHTB is proactively developing new products to satisfy the growing variety and sophistication of customer needs, including funding schemes that use music copyrights, Japan's first-ever software copyright trust and animation copyright trusts.

Securitization of Monetary Claims and Other Claims
(Trillions of yen)


6
5
4
3
2
1
0
March 2003
March 2004
March 2005

Pensions Business

The move to reform corporate pensions triggered by the introduction of accounting standards for retirement benefits is now underway in earnest following the passage of the Defined Benefit Corporate Pension Law and the Defined Contribution Pension Law. As Japan's structural reforms progress, and responses to globalization become necessary, corporate pension schemes are increasingly in need of drastic reform as companies reassess their human resource programs, strengthen their measures against financial risk, and move ahead with corporate realignments.

MHTB responds to customers' broad-based needs as a pension trustee offering full services ranging from pension planning and consultation to pension asset management. In cooperation with Mizuho Pension Research Institute, MHTB provides ALM consultation and risk management services through highly experienced professionals equipped with the best know-how in the business.

As a "Best Solutions Partner" in the area of corporate pensions, MHTB will continue to offer appropriate high-quality services and products.

Retirement Benefit Funds under Administration as Trustee (Directed money trust for separate investment + Pension trust + Pension specific money trust)
(Trillions of yen)


17
16
15
0
March 2003
March 2004
March 2005



Targeting SMEs and Middle Market Corporations

SMEs and middle market corporations need stable lending responses and answers to management problems. We are responding by making the most of the high levels of expertise possessed by each group company in our proactive efforts to increase lending and enhance the solutions business.

Having resolved its NPL and other financial issues, MHBK has switched from a strategy of raising profits by cutting credit costs to one of raising profits by increasing lending. At the same time, it has boosted its efforts to promote the solutions business in order to become the top bank, both in terms of share of transactions with SMEs and middle market corporations, and in terms of providing solutions to them.

Expanding Middle Credit Risk Lending

MHBK is in the midst of switching its lending strategy away from a focus on low credit risk loans towards an increase in middle credit risk loans (loans offering high returns after adjusting for risk).

Alliance with Orient Corporation

In July 2004, MHBK agreed to form a business alliance with the Orient Corporation (Orico), a major credit sales company. The main aims of the tie-up are to strengthen financing functions for individuals, SMEs and middle market corporations, and to increase good quality personal loans to individuals.

Launching New Loan Products for SMEs

MHBK is making use of the credit enhancement capabilities offered by Orico and the debt servicer know-how offered by Japan Collection Service, a member of the Orico group, to develop a number of loan products for SME customers. On an execution basis, it has already extended loans in excess of ¥250 billion.

This was realized by developing the three breakthrough products that manage risks for the entire product portfolio. "Mizuho Long Partner" provides unsecured working capital for up to seven years, "Mizuho Rising Partner" provides loans to smaller companies with growth potential, and "Mizuho Support 30" assists relatively small-scale companies. Of these, "Mizuho Long Partner" responds to the needs of companies planning IPOs. So long as they meet certain criteria, guarantees from a customer's representative director are not necessary.

MHBK intends to respond speedily to the financing needs of a wide range of corporate customers by developing more unsecured loan products in cooperation with Orico.

Sales Performance of Four Products Developed by Mizuho



(Billions of yen)
(No. of deals)
300
200
100
0
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Amount (execution basis)
No. of transactions
"Mizuho Support 30" launched
"Mizuho Rising Partner" launched
"Mizuho Long Partner" launched
"Mizuho Growing Partner" launched
Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar.
2003
2004
2005

*Sales of "Mizuho Growing Partner" terminated at the end of September 2004.

In the second half of fiscal 2004, more proactive efforts to increase middle credit risk lending in particular resulted in an increase of approximately ¥420 billion in loans (including private bond issues), and an expansion of market share. In the area of transactions with new customers, too, it mobilized more staff to specialize in new loans and strove to increase new lending, with the result that lending increased by around ¥570 billion in fiscal 2004.

In order to strengthen its ability to take risks proactively without relying on collateral, it strengthened its line-up of unsecured loan products and launched its new ¥1 trillion "Super Wide" strategic loan fund in October 2004. Standardizing screening procedures that focus on customer cash flow have made it possible to make speedy decisions on extending up to ¥500 million in unsecured loans for a maximum of five years.

MHBK has adopted a proactive approach to meeting customers' funding demands by expanding the "Partner Series" of unsecured loan products and offering various fund procurement schemes as a means of satisfying the varied needs of SMEs and middle market corporations.

Expanding the Mizuho Business Financial Center Network

MHBK has concentrated its overall lending operations for small-scale companies in the Mizuho Business Financial Center, a subsidiary specializing in lending, and is proactively engaged in extending loans to small-scale businesses.

During fiscal 2005 it plans to enhance the network aggressively by increasing the number of centers from 19 at the end of March 2005 to 100 by the end of the fiscal year. Increasing the number of staff with expertise in the lending business to 600, it is promoting loans with guarantees by the Credit Guarantee Corporation, as well as sales of the "Mizuho Advance Partner," an unsecured loan product that uses an automatic credit-scoring model.

Mizuho Business Financial Center specializes in small-scale enterprises and is manned by veteran staffers, so it is well-positioned to continue offering carefully tailored responses, including helpful business consultations and guidance on policy-based loans.

Becoming the Top Bank in Providing Solutions for SMEs and Middle Market Corporations

Enhancing Solution Business Promotion

Working as the Mizuho Business Supply Chain, a team of approximately 300 MHBK professionals specializing in corporate banking is working together with its branches to provide solutions that make the most of the bank's expertise as a specialist in transactions with SMEs and middle market corporations.

The solutions offered are very diverse, ranging from financing deals in areas like structured finance and syndicated loans to solutions associated with business strategies such as M&As and MBOs, business matching services, consulting services for hospitals, and advisory services on overseas expansion and foreign exchange-related issues. The excellent reputation the team has earned in providing solutions has led to an increase in lending.

Business Matching

MHBK is proactively engaged in business matching services for introducing its customers to other Mizuho Group customers who best match their varied business needs. These services extend to introducing new sales vendors and suppliers, partner enterprises for diversification into new product development and partnerships in franchise chains, as well as companies possessing effective information pertaining to cost reduction.

"Business Matching Forums" are designed to bring corporate customers together to engage in individual business negotiations and have been extremely well received. Each event features a specific theme—such as companies with multiple stores or mail-order firms—and MHBK will continue to hold these forums periodically in response to customers' needs.

Mobilizing Group Strengths

○ Support for New Businesses

In the new business market, MHBK's know-how is far superior to that of other banks, and it prepares proposals on making use of grant schemes through the Charitable Trust for Mizuho New Business Fund for customers possessing core technologies with promising business potential, even if they are recently established venture firms. It is also actively providing finance through copyright trust schemes and other intellectual property finance, as well as loans with stock purchase warrants.

It responds to IPO needs through multi-faceted collaborations with other group companies: Mizuho Capital serves as a venture capital investor and provides advice on going public; MHIS provides broadly based support as a securities company; and MHTB provides advisory and stock transfer agency services.

○ MHIS's IPO Support Business

MHIS responds proactively to the IPO needs of the group's SME and middle market corporation customers in cooperation with MHBK, MHTB and Mizuho Capital.

MHIS posted a very strong performance in fiscal 2004. It served as lead managing underwriter for a total of 12 companies, ranked within the top five in the league tables in terms of deals handled, and was involved in underwriting approximately 40% of the 172 new company listings on the stock markets.

○ "Noteless" Service Utilizing Trusts

MHTB led the industry in developing the "Noteless" lump-sum accounts receivable trust scheme, offering it to the group's SME and middle market corporation customers in a tie-up with MHBK.

"Noteless" is a product whereby account receivables are accepted in trust from customers who have dealings with large corporations in such a way as to provide them with a service that allows due-date collections and pre-maturity conversion into funds of the receivables in question. "Noteless" has been well received because it reduces the cost of issuing notes and allows fund procurement on more favorable terms than discounting bills. At the end of March 2005, the entrusted balance was close to ¥1 trillion, giving MHTB the best performance in the industry in this area.

○ Responding to Overseas Business Expansion Needs

In order to satisfy the needs of Japanese companies that are increasingly active in China and other Asian markets, specialist staff who are well-versed in overseas business provide assistance in customers' local projects through the group's overseas network, which is one of the most extensive of any Japanese bank.

Our specialist staff cooperates with the relevant departments to offer the CMS, which provides management support for the accounts of overseas offices including subsidiaries from their head offices, and to provide operational support for foreign exchange and foreign trade, and solutions to risk mitigation needs.

Securities Introducing Agents Business

In March 2005, MHBK established the Asset Management Office for Corporate and launched its securities introducing agents business aimed at corporate customers. The bank has long offered various kinds of investment products to customers who hold investment assets, but taking advantage of the removal of the ban on banks engaging in the securities introducing agents business, it has been proactively responding to customers' varied needs by engaging in solicitation and agency businesses in connection with structured bonds and other instruments, which were once the exclusive province of securities companies.

The Asset Management Office for Corporate specializes in proposing solutions to corporate customers' investment needs, and its highly expert staff offers not only securities introducing agent services but also investment trusts and other products to suit customers' requirements.



Approaches to Individual Customers

We are utilizing the group's comprehensive financial capabilities to provide individual customers with high-quality financial services.

MHBK is working to strengthen its sales of investment management products by enhancing its consulting functions, and to build a high-profit, high-efficiency business model by reinforcing its efforts in the area of housing and unsecured loans. It is also strengthening its profit base among its 26 million individual customers by encouraging them to deepen, expand and consolidate their banking transactions with MHBK, offering highly convenient products and services such as the "Mizuho Mileage Club" and an expanded channel network.

It is responding to customers' increasingly diverse and sophisticated needs by opening joint branches with group securities companies, and initiating a franchise system for trust business and securities introducing agents business.

"Mizuho Mileage Club" Membership Services Enhanced

Large numbers of customers have signed up for the "Mizuho Mileage Club" membership service, which was launched in August 2004.

From April 2005, we started issuing the "Mizuho Mileage Club Card (Saison)" in an alliance with Credit Saison, Japan's largest retail industry-based credit card company, adding to the cards already issued under the UC (MasterCard) brand. This has made the functions and services offered by the Saison Card, the leading brand in

Alliance with Credit Saison

In December 2004, MHFG, MHBK, UC Card and Credit Saison, Japan's largest retail industry-based credit card company, signed the "Comprehensive Strategic Business Alliance Agreement" in the credit card business. This will result in the creation of the strongest business structure in the sector, crossing the boundaries between banking and retailing by offering the 26 million individual customers of MHBK and the 16 million holders of Credit Saison cards an extremely convenient and innovative service.

Specifically, MHBK and Credit Saison plan to issue cash cards equipped with credit card functions that combine services provided by MHBK to its "Mizuho Mileage Club" members. Consideration will also be given to integrating the businesses of UC Card and Credit Saison. This will include consolidating the card-issuing business of UC Card, and UC Card's integration of the management of the member stores and processing business of Credit Saison, which will realize a business structure that will be able to provide cutting-edge products and services speedily and at low cost.

Credit Saison's Strengths

● High Growth Potential

Saison has continued to grow rapidly on the strength of its high brand recognition, the strongest new cardholder recruiting mechanism in the business, and marketing capabilities that generate high usage.

Credit card turnover: ¥2,596.2 billion (+7.8%)
Total number of cardholders: 16.9 million (+6.5%)
Number of active cardholders: 8.83 million (+5.0%)

● Overwhelming Support from Leading Consumer Segments

Owing to its roots in the retail industry sector, its membership is characterized by the fact that female cardholders account for 67% of the total, and people aged below 40 for 42%.

*As of the end of March 2005 (Figures in parentheses indicate year-on-year changes.)

the industry and an eminently strong brand among women and younger age groups, as well as a wide range of international brand names in credit cards, including Visa and JCB, more available to customers.

In February 2005, we also initiated affiliations with a number of well-known firms transcending the boundaries of the financial sector to offer the "Partners Service." This represents a completely new type of service that allows the granting of bonus points and the conversion of points among corporate partners involved in the alliance. As a result of efforts to expand the alliance, 14 companies had joined as of May 2005, including airlines, department stores, volume retailers and mail-order sales companies.

Alliance with JR East

In March 2005, MHBK and the East Japan Railway Company (JR East) signed a letter of basic understanding in connection with the card business.

This alliance aims to provide services that transcend the boundaries between banking and transportation by designing a revolutionary card that combines MHBK's ATM card and JR East's Suica to provide ATM card, credit card, train ticket and electronic money functions in a single IC card.

The goal is to expand MHBK's customer base and raise customer satisfaction by issuing cards that offer even greater convenience to the over 11 million Suica users as well as MHBK's 26 million individual customers.

Mizuho's Security Policies

Since March 2005, MHBK has shifted to using IC ATM cards for all saving account ATM cards issued to individual customers as part of its measures against counterfeiting. Since IC ATM cards carry IC chips that are difficult to fabricate, depositors are very interested and applications for approximately half a million cards were received within two months of their launch. MHBK has also boosted security by raising the ceiling on the amount that can be withdrawn in any one-day period to ¥5 million in the case of ATMs that are designed to read IC ATM cards, but lowering the ceiling to ¥500,000 in the case of ATMs that are not.

MHBK is working to popularize IC ATM cards still further while taking further steps to enhance security in taking care of customers' invaluable assets, including work on using biometrics for identification.

Aiming for No. 1 in Consulting Services

MHBK is striving to become the leader in consulting services to ensure that it is the customer's bank of choice as a lifetime advisor at various life stages. To this end, it is working to train and deploy more expert personnel, build a new in-branch organization and improve its information infrastructure.

By the end of fiscal 2005, it will respond to customers' increasingly sophisticated needs by training and deploying 2,000 financial consultants who specialize in business promotion for individual customers and can respond to all kinds of consulting needs.

Currently, it has established "Premium Salons" at approximately 70 branches to provide customers with space for thorough consultations on asset management using TV phones and life plan simulations, and it plans to expand this to approximately 250 branches eventually.

It will also establish "Comprehensive Reception and Information Desks" and deploy "Lobby Concierges" to assist customers in completing their business at branches more smoothly.

Expansion of Product and Service Line-Up

To support customers' asset investment needs, we offer a wide range of products and proposals tailored to the needs of customers.

MHBK has created a new line-up of four key, carefully selected products and launched its own Inflation-Index Bonds Fund (Quarterly Distribution.) It is also expanding its JGB services for individuals, in the process becoming the first Japanese bank not to charge government bond account administration fees.

Since December 2004, MHBK's private banking operations have been engaged in the securities introducing agents business, promoting services that involve cooperation between banking and securities, so as to respond more rapidly to customers' increasingly diverse and sophisticated needs. In combination with its expansion of the network of joint branches with group securities companies by setting up their booths within the lobbies of MHBK branches, this represents part of MHBK's efforts to satisfy customers' securities transaction requirements.

More recently, it has started offering securities introducing agent services via the Internet, allying with the leader in the online securities business, Monex Beans Holdings, and group securities company, MHIS, to offer high-quality online securities introducing agent services. This allows us to make the most of the group's comprehensive strengths while enabling MHBK to strengthen its efforts in the securities business to provide more direct, more rapid responses to customers' diverse asset management needs than ever before.

Using the franchise system for trust businesses, MHBK handles MHTB's asset management products at all its branches. Following the December 2004 revisions of the Trust Business Law, MHBK started handling testamentary trusts from January 2005.

It will continue to use the group's all-round financial capabilities to provide even higher quality services.

MHTB's Testamentary Trust Business

MHTB's testamentary trust business covers a variety of services. The first involves consent to undertake the execution of wills so that their provisions are fulfilled, and covers everything from assistance in drawing up and keeping wills, to acting as executor in carrying out the various procedures when an inheritance arises. The second involves will custody services, namely holding wills in safe custody and transferring them to the designated recipient when an inheritance arises. And the third involves being entrusted by all heirs to act as their agent in the inheritance and thus the distribution of the estate.

Using the specialist know-how it has built up over many years to satisfy customer needs, MHTB has been entrusted with over 10,000 testamentary trusts, more than any other Japanese bank.

Furthermore, focusing on the fact that real estate accounts for a particularly high proportion of inherited assets in Japan, MHTB assists as a sales intermediary along with group company Mizuho Trust Realty Company, which boasts one of the best records in the real estate business.

Personal Loans

Strengthening the Housing Loan Business

During the second half of fiscal 2004, MHBK expanded its housing loan campaign as part of its efforts to respond to customers' constantly diversifying needs.

The original special interest rate loan campaign that was offered on a time-limited basis, and the addition of 5- and 10-year fixed interest loans to this campaign, have been well received, and continues through the first half of fiscal 2005 (time limit for applications September 30, 2005).

To respond to customers' longer term fixed-interest needs, the "Flat 35" securitization-type housing loan product, offered in cooperation with the Government Housing Loan Corporation, provides a fixed-interest rate throughout the entire period of the loan up to a maximum of 35 years. This, too, has proven popular, giving MHBK the number-one spot among financial institutions on a results basis in fiscal 2004.

MHBK also held a total of four weekend consultations for housing loans to assist customers who cannot otherwise visit its offices on regular business days with their refinancing and other needs. Since large numbers of customers attended, it continues to hold these consultations during fiscal 2005.

In addition to expanding its Housing Loan Business Promotion Centers as a means of strengthening its relationships with real estate vendors, it has reconfigured its housing loan screening processes and taken steps to speed them up.

In the retail market, MHCB and MHBK use their vast domestic corporate transaction base to proactively promote business with employees of its corporate customers centering on housing loans.

"Flat 35" Results (cumulative)



(Billions of yen)
(No. of deals)
Actual amount
No. of deals executed
60
50
40
30
20
10
0
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar.

Alliance with Orient Corporation

Expanding Sales of Captive Loans for Installment Sales for Individual Commodities

Using Orico's affiliated merchant base, which underpins the strongest installment sales for individual commodities of any Japanese credit sales company, MHBK has greatly reinforced its captive loan business based on its loans with Orico guarantees. At the end of fiscal 2004, the balance was approximately ¥190 billion, an increase of ¥150 billion compared with the end of the preceding fiscal year.

MHBK's efforts to utilize one of its main strengths, its vast corporate customer base, to introduce new affiliated stores to Orico has resulted in the conclusion of participating merchant contracts with over 2,000 companies, expanding both Orico's affiliated merchant base and profit-earning opportunities.

Glossary

▶Installment Sales for Individual Commodities

When customers purchase relatively expensive products and services such as cars and consumer electrical appliances, the credit sales company pays the purchase price on the customer's behalf, and then collects it in installments from the customer.

▶Captive Loans

Orico is entrusted with the business of guaranteeing and recovering payments associated with exclusive sales tie-up loans extended through Orico's affiliated merchants.

Transfer of Guarantee Business

In April 2005, MHBK transferred its entire unsecured personal loan guarantee business from UC Card to Orico. This resulted in faster, more finely tuned services for customers.

New Loan Product for Individuals Launched

MHBK is currently developing the new Mizuho Orico Loan Card (provisional name), which will provide individuals with unsecured loans guaranteed by Orico.

Orico's core customer base constitutes the nucleus of the customers with whom MHBK should expand its transactions from now on. Making use of Orico's know-how in areas like credit screening and marketing, MHBK will endeavor to strengthen its unsecured personal loan business. MHBK will work to promote greater usage by a wider range of customers by speeding up the credit screening process and expanding the range, convenience and simplicity of customer application channels, including the Internet and mobile phones.

In March 2005, it also started handling new loan products secured with Orico guarantees.

Environmental Activities

We are conscious of our social responsibility to take into account environmental issues as we try to maintain a balance between economic development and environmental preservation. As such, we take a self-motivated and proactive approach to environmental issues.

In compliance with laws and ordinances relating to the environment, we are working to contribute to the protection of the environment through energy and resource conservation efforts that include separating and collecting garbage by type and using recycled materials. At the same time, we are tackling environmental issues as a financial institution by supporting customers' programs for dealing with the environment and offering financial products and services that contribute to environmental preservation.

Developing Environment-Related Financial Products and Advisory Services

	Description of products and services
Services related to global warming	The latest information on greenhouse gas emissions, trading and advisory services concerning the creation of trading systems, creation of schemes concerning CDM/JI (clean development mechanisms and joint implementation*) investments, and the development of funding methods for validation and carbon funds.
Project finance	Advisory services for CDM/JI investments, arranging finance for wind power generation and garbage incineration facilities.
Natural energy-related products	Trading in wind speed (for wind power) and precipitation (for hydroelectric power) derivatives.
Environmental management consulting	Preparation of environmental IR strategies, introduction of environmental accounting and acquisition of ISO14001 certification.
LCA support services	Implementation of LCA (life cycle assessments) in connection with products and services.

▶ **CDM/JI:** The mechanisms adopted under the Kyoto Protocol for greenhouse gas emission reduction projects.

Adoption of the "Equator Principles"

In October 2003, MHCB became the first Japanese bank, and the 18th bank worldwide, to adopt the Equator Principles, which are a standardized framework employed by private banks to monitor, from the standpoint of a financial institution, whether projects financed through project finance schemes have taken into consideration the environmental and social impact that projects may have on the local community.

Ten major banks such as Citigroup implemented the Equator Principles in June 2003, and as of April 2005, 30 major banks around the world have adopted the Principles.

Community Activities

We have established a basic approach to and guidelines for community activities, and are engaged in numerous programs at home and overseas.

To fulfill our role as a "good corporate citizen" in local communities, we have adopted a proactive policy of contributing to society in five areas laid down by our guidelines: (1) nurturing young people; (2) supporting social welfare; (3) promoting the arts, culture and academic studies; (4) assisting international exchange; and (5) endorsing global environmental preservation.



Presentation of Yellow Badges.

Traffic Safety Campaign

As part of the group's annual "Yellow Badge Traffic Safety Campaign," we provide first graders throughout Japan with yellow badges that, when worn, signify they are automatically covered by traffic accident insurance. 2005 marks the 41st year of this campaign, which started in 1965, and is sponsored by MHFG, Sompo Japan Insurance, The Meiji Yasuda Life Insurance Company and The Dai-ichi Mutual Life Insurance Company. The campaign has now provided insurance coverage for a total of 50.56 million children in Japan.



First graders taking part in Yellow Badge Traffic Safety Campaign activities.



Winners of Mizuho's Environmental Art Contest.



Presentation of relief money for earthquake victims in Niigata.



Presentation of vehicle for use by a welfare facility.



Donation of children's books to elementary schools in rural areas.

◎ Support for the "All-Japan Elementary and Junior High School Students' Environmental Art Contest"

Since 1997, we have supported the "All-Japan Elementary and Junior High School Students' Environmental Art Contest," which promotes environmental education among elementary and junior high school students. Winners are presented with books containing the winning entries.

◎ Mizuho Charity Fund

In August 2002, we established the Mizuho Charity Fund as a fund collection method to promote community activities by the group's staff. Contributions in units of ¥100 are collected directly from Mizuho employees' monthly salaries and donated to group philanthropic foundations to purchase vehicles to be presented to welfare facilities, donated as relief aid for natural disasters and contributed to volunteer organizations selected from groups recommended by employees.

◎ Activities of Philanthropic Foundations in Japan

We support welfare assistance for senior citizens and the physically challenged, educational support and scholarships, international exchange, and academic research through the following foundations.

Mizuho Education Welfare Foundation
Assistance for education in rural areas, education of physically challenged children and welfare for senior citizens. (Grants, donations of athletic equipment and welfare vehicles.)

Mizuho Welfare Foundation
Assistance in connection with the welfare of the disabled. (Grants, donations of electrically powered wheelchairs and welfare vehicles. Funds for translating books into Braille for visually impaired university students.)

Mizuho International Foundation
Scholarships for foreign students studying in Japan. Training for personnel to undertake work in the area of international exchange.

Mizuho Scholarship Foundation
Scholastic loans for deserving students facing economic hardship.

Mizuho Foundation for the Promotion of Sciences
Research grants in the areas of engineering and law. Public essay contests in the areas of law and economics. Scholarships for foreign students studying in Japan.

Support for Art and Culture

◉ Coming-of-Age Day Concert

This year's "Coming-of-Age Day Concert" took place at the Suntory Hall in Tokyo on the Coming-of-Age Day national holiday in January. The concerts have been held annually since 1990 with a view to supporting young artists and popularizing classical music among the next generation of young people. One hundred people who become 20 years old, the legal age of adulthood in Japan, are invited through a drawing to attend the event each year.

◉ World Police Band Concert


世界のお巡りさんコンサート

To promote international exchange, art and culture, we sponsored the World Police Band Concert featuring performances by police department bands from around the world. The 2005 tour marked the 10th anniversary, and in addition to the five bands from police departments in Japan, bands from six countries also took part in the event. Beginning with the concert held at the 2005 World Exposition in Aichi on April 30, the band also performed in the cities of Tokyo, Yokohama and Chiba.

◉ MIZUHO STREET GALLERY

In order to promote the work of and support young artists, we make available the MIZUHO STREET GALLERY in the form of space in the window display areas of Mizuho Bank's Ginza Chuo Branch.



Working to Win the Support of Customers



Management Reforms of Mizuho

2004
December > Completed MHBK's IT systems integration
September > Reduced NPL ratio by half, six months ahead of the target under the Financial Revitalization Program

2003
July > Launched "Corporate Revitalization Project"
March ~ February > Implemented Business Reorganization (Reorganization of corporate structure)
Resolved financial issues (Note 2), raised ¥1.1 trillion in capital

2002
November > Launched "Change & Speed-Up Program" (Note 1)
April > Started operations under a corporate structure with legally separated subsidiaries according to customer segmentation and business function
Launched MHCB and MHBK

Note 1: Change and acceleration of the deployment of business strategies, acceleration of cost structure reforms, strengthening of corporate governance and reinforcement of a merit-based remuneration system.

2. Prompt resolution of NPL issue, further reduction of stockholding risks and conservative valuation of deferred tax assets.

The "Channel to Discovery" Plan

2005 | April > Announced new business strategy, the "Channel to Discovery" Plan
March > Repaid cumulatively more than 50% of public funds

Launch of the "Channel to Discovery" Plan

We established our corporate structure under a holding company to reorganize our existing operations into legally separate subsidiaries according to customer segmentation and business function in April 2002. In response to the increasingly severe business environment, we have taken speedy and decisive actions such as realignments in our management systems. As a result of such management actions, we have achieved successful results such as resolution of financial issues and acceleration of cost-cutting efforts. Furthermore, we have completed MHBK's IT systems integration—one of the top management priorities. In addition, we have already repaid approximately 50% of total public funds.

Management focus has moved beyond the emergency-reaction phase aiming at financial stability into a future-minded and customer-oriented phase that will seek to gain the support of customers. Hence, we have implemented a new business strategy, the "Channel to Discovery" Plan, in order to make a breakthrough to become a world-leading financial group.

As a course of action, we will implement the "Business Portfolio Strategy" where we will shift to a new business structure constituent of three global groups which positions customer needs as a "key" concept, and seeks to build a new business model by maximizing the advantages of each group. Along with this strategy, the "Corporate Management Strategy" will be implemented together with our medium-term business plan which was formulated based on concrete strategic measures.

Concept of the "Channel to Discovery" Plan

We are aiming to be an "enterprising, open, and leading-edge" financial group from the customers' point of view.

"Enterprising"

"Enterprising" means we have the passion and power to help customers find the right path.

"Open"

"Open" means we listen sincerely to our customers and treat them with fairness and kindness any time we have the chance.

"Leading-edge"

"Leading-edge" means we help our customers achieve a better and brighter future because of our innovative mindset.

Overview of the "Channel to Discovery" Plan

>*Full Repayment of Public Funds* — Page 42

- We intend to fully repay the remaining amount of public funds during fiscal 2006.

>*New Dimension to Business Portfolio Strategy* — Page 42

- We will realign our business structure into three global groups. The Global Corporate Group responds to the needs of large and global corporations, the Global Retail Group to the needs of individuals, SMEs and middle market corporations, and the Global Asset & Wealth Management Group to customers' needs in the business areas of trust and custody, and private banking.

> Establishment of Japan's first full-fledged private banking company (Fall 2005)

> Reorganize UC Card and Mizuho Capital by placing them under MHBK (second half of 2005)

> MHBK entered into separate business collaborations with Wachovia Bank ("Wachovia") and Wells Fargo Bank ("Wells Fargo") respectively (April 2005)

> MHTB entered into a business collaboration with The Bank of New York. MHBK also entered into a business collaboration with The Bank of New York in the area of distribution of investment trust in Japan (April 2005)

> Re-formation of MHHD into a new advisory company (Fall 2005)

> Completion of the role of financial subsidiaries specializing in corporate revitalization (during fiscal 2005)

>*Implementation of Corporate Management Strategy* — Page 46

- Preparations to apply for listing on the New York Stock Exchange ("NYSE").
- Further promotion of CSR (Corporate Social Responsibility) activities befitting a globally active financial group.
- Establishment of a new branding strategy with a view to brand innovation—a new, future-minded and customer-oriented phase.

>*Drawing up a New Medium-Term Business Plan* — Page 48

- We aim for Net Business Profits of the core banks of ¥1.18 trillion and consolidated Net Income of ¥650 billion in fiscal 2007.

* The above mentioned is subject to the appropriate regulatory approval and other procedures in Japan and all other relevant countries.
* This report contains statements concerning the group's future performance. These statements, however, do not guarantee the ultimate outcome of the group's performance in the future, and take into consideration the risks and uncertainties that may be caused by such factors as changes in the business environment.

> Full Repayment of Public Funds

We have completed redemptions of subordinated bonds of public funds in March 2005. Currently, the remaining preferred stocks of public funds amount to ¥1,466.4 billion, which means that including subordinated bonds, we have repaid approximately half of total public funds.

We intend to fully repay the remaining amount of public funds during fiscal 2006 by steadily accumulating Retained Earnings through the implementation of the new medium-term business plan. We expect to maintain a sufficient BIS Capital Adequacy Ratio even after we have fully repaid the public funds.

> New Dimension to Business Portfolio Strategy

Based on our customer needs, we will realign our business structure into three global groups; **the Global Corporate Group, the Global Retail Group** and **the Global Asset & Wealth Management Group.**

Under this structure, we will establish new business corporations and enhance global business alliances.



Overview of Reorganization ~Formation of Global Group~

[Before Reorganization]


Mizuho Financial Group, Inc.
Mizuho Holdings, Inc.
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Shinko Securities Co., Ltd.
Banking & Securities Business Sector
Mizuho Trust & Banking Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FIMCO, DIAM)
Trust & Asset Management Sector
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Corporate, Ltd.
Mizuho Global, Ltd.
Mizuho Project, Ltd.
Mizuho Asset, Ltd.
Mizuho Advisory, Inc.
Corporate Revitalization Project




[After Reorganization]
Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd. <New>
New Advisory Company
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FIMCO, DIAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

The Global Corporate Group

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

The Global Retail Group

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle market corporations in Japan.

The Global Asset & Wealth Management Group

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

> *Establishment of Japan's First Full-Fledged Private Banking Company*

We will establish a business promotion structure by customer segmentation in the retail banking business in order to offer the best solutions to customers' diversified needs in each segment.

Business Structure of Individual Consulting Business


Ultra-high-net-worth customers *1
High-net-worth customers *2
Customers with consulting needs
Provide the best solution according to each customer's needs
New PB company
Japan's first full-fledged private banking company offering first-class financial/non-financial services.
Group companies
Private bankers that are spread across the group will provide sophisticated services by fully utilizing the group network.
The group companies will offer professional consulting services to customers through their consulting desks.

Outline of the New Private Banking Company

Company name	Mizuho Private Wealth Management Co., Ltd.
Head office	1-1-5 Uchisaiwai-cho, Chiyoda-ku, Tokyo
Outline of business	Comprehensive consultation business: Provide comprehensive consultation services on financial/non-financial services for ultra-high-net-worth customers.
Capital	¥5 billion (100% wholly owned subsidiary of MHFG)
Representative	Fumio Watanabe (former Managing Executive Officer of MHBK)
Number of employees	Approx. 70
Date of establishment	Scheduled for Autumn 2005

*1: Customers who have entrusted the group with extremely large amounts of investment assets.
*2: Customers who have entrusted the group with large amounts of investment assets.

> *Reorganize Strategic Subsidiaries in the Retail Banking Business and Place them under MHBK*

In pursuit of further synergies in the retail banking business, the two strategic retail subsidiaries, UC Card and Mizuho Capital, currently placed under MHFG, will be reorganized as subsidiaries of MHBK in the second half of fiscal 2005.

OUC Card

Through a strategic alliance with Credit Saison, we are developing a new type of credit card business that can provide customers with cutting-edge products and services at low cost. Our group's credit card company, UC Card, will be placed under MHBK to ensure further

> *Business Collaborations with Wachovia and Wells Fargo*

As a result of economic/financial globalization and development of information technology, customers' needs in the retail banking business have outstretched the domestic standard, being diversified and sophisticated toward a global standard.

In order to swiftly and efficiently respond to customers' needs, it is requisite to reinforce our international channel network, and product and service line-up to a global top-level.

In April 2005, MHBK entered into separate business collaborations with two of the best U.S. super-regional banks, Wachovia and Wells Fargo respectively, aiming to reinforce the channel network, and products and services internationalized to the highest standard for our retail banking business.

Contents of the Collaborations

Referral of customers	The mutual referral of customers for the purpose of opening accounts and utilizing cash management services in Japan and U.S.
Cash management product	Enable to check account information and make cash transfer between Japan and U.S. by utilizing SWIFT.
Trade finance	• Appoint the other party as the "Advising Bank" when issuing import letters of credits, and as "Collecting Bank" when collecting export related documentation (only with Wachovia). • Participate the risks of trade finance transactions to the other party (e.g., Forfaiting (without recourse), L/C Confirmation, Open Account-based Discount).
Distribution of investment trust products in Japan	Investment trust management companies of Mizuho group will create a product using the asset management expertise of Wachovia group and Wells Fargo group, and MHBK will distribute the products.
Mutual website links	MHBK and Wachovia will link websites and create a webpage with regard to collaboration.

We will establish Japan's first full-fledged private banking company, "Mizuho Private Wealth Management," to provide comprehensive and integrative services similar to those available in the U.S. and Europe to the extent permitted under Japanese laws and regulations.

Based on the open-architecture concept of "providing customers with the best around the globe," we will seek to offer products and services of the highest level. With regard to non-financial services, we will provide premium services to meet customers' diverse needs in relation to art, automobiles and other similar areas, in collaboration with prestigious companies, as well as high-quality solutions in connection with areas such as philanthropy and concierge services.

Overview of Mizuho's Private Banking Business for Ultra-High-Net-Worth Customers


Ultra-high-net-worth customers
Customer needs
Consulting
PB company
Provide comprehensive consultation services on financial/non-financial services (incl. follow-up)
Collabo-ration etc.
Order-made
Open architecture
Provide best solutions (Financial/non-financial services)
Products and services providing company
[Product/ service line-up]
Alliance partners
Banking products
Securities products
Trust products
Off-shore products
Casualty insurance
Kyoritsu Insurance Brokers of Japan
Life insurance
Real estate
Art advisory
Galerie Nichido
Motor advisory
Cornes & Co.
Philanthropy
Concierge services

synergies in the retail business in order to provide customers the best possible services.

○Mizuho Capital

Mizuho Capital, the group's principal venture capital company, will strengthen its collaboration with MHBK, which serves primarily SMEs and middle market corporations in the corporate market. By fully utilizing the broad domestic channel network of MHBK, further promotion of referrals from start-up companies to Mizuho Capital will be reinforced.

Collaborating Parties

With Wachovia's channel network covering the eastern part of the U.S. and Wells Fargo's covering the western and mid-western part of the U.S., the collaborations with the two banks will enable MHBK to have coast-to-coast coverage of the U.S.

(As of Dec. 31, 2004)

	Wachovia	Wells Fargo
Bank name	Wachovia Bank, N.A.	Wells Fargo Bank, N. A.
Holding company	Wachovia Corporation	Wells Fargo & Company
Head office	Charlotte, N.C., USA	San Francisco, C.A., USA
Chairman & CEO	G. Kennedy Thompson	Richard M. Kovacevich
Number of branches	Approx. 3,300	Approx. 3,100
Number of employees (*)	Approx. 96,000	Approx. 150,000
Long-term credit ratings (**)	«Moody's» Aa2 «S&P» AA-	«Moody's» Aaa «S&P» AA
Total shareholders' equity (*)	US$ 47.3 billion	US$ 37.8 billion
Total assets (*)	US$ 493.3 billion	US$ 427.8 billion
Market capitalization (*)	US$ 83.5 billion	US$ 105.0 billion

(*) Figures on a holding company basis.
(**) As of April 30, 2005.

> *Business Collaborations with The Bank of New York*

Due to the prolonged difficult environment for asset management under extremely low interest rates and the revision of corporate accounting methods, asset management companies need products and services to meet the diversified and sophisticated needs of their customers.

In April 2005, MHTB entered into a business collaboration with The Bank of New York, a global leader in the trust banking business, aiming to reinforce asset management capabilities, expertise in execution, and asset administration on a global top level in the area of asset management.

MHBK also entered into a business collaboration with The Bank of New York in the area of distribution of investment trust products in Japan.



> *Re-Formation of MHHD into a New Advisory Company*

In fall 2005, we will re-form MHHD into a new advisory company for offering advice to financial institutions. We will integrate its expertise as a bank holding company in group management and coordination between bank subsidiaries, as well as between the bank subsidiaries and the securities subsidiaries, with Mizuho Advisory's expertise in corporate revitalization.

The re-formed company will provide our full-scale and advanced expertise to regional financial institutions as a leading Japanese financial group, which will

> *Completion of the Role of Financial Subsidiaries for Corporate Revitalization*

Since July 2003, we have been channeling all our efforts into the early achievement of our corporate customers' revitalization and a further reinforcement of the credit creation function through the "Corporate Revitalization Project," which was scheduled for completion over a period of three years.

Under this project, four financial subsidiaries specializing in corporate revitalization and an advisory company excute necessary measures to support customers' turnaround according to action plans determined by the group for approximately 1,000 targeted companies (total amount of loans is approximately ¥4,500 billion).

> Implementation of Corporate Management Strategy

In order to realize corporate management befitting a global financial services group, MHFG will implement the following strategies.

> *Listing on the NYSE*

We have begun preparations to apply for listing on the NYSE as early as feasible to enhance both transparency in our corporate governance and investors' confidence.

As part of our preparations for listing on the NYSE, we will seek to provide investors with disclosure based on U.S. generally accepted accounting principles, which are deemed to be of the highest global standards for leading global companies, and to establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act, U.S. corporate reform legislation that sets the strictest standards in the world today.

* This statement does not constitute an offer of any securities of MHFG for sale.

> *Further Promotion of CSR Activities Befitting a Globally Active Financial Group*

As a globally active financial group, we will reinforce our commitment to CSR activities in order to contribute to the development of the economy through active social participation.

We have therefore positioned CSR activities as one of

Contents of the Collaborations

Establishment of "Mizuho-The Bank of New York Global Management"	•Offer investment strategies utilizing The Bank of New York group's alternative investment capabilities such as Ivy Asset Management Corp. and MHTB's REIT investment products, to customers such as Japanese corporate pension funds in the growing alternative investment market. •Enhance performance by utilizing The Bank of New York's advanced expertise in execution.
Distribution of investment trust products in Japan	Our group's asset management company will establish an investment trust utilizing The Bank of New York group's asset management capabilities. The new products will be distributed by MHTB together with MHBK.
Global custody business	With respect to the above-mentioned "Mizuho-The Bank of New York Global Management" and distribution of investment trust, our group will be the custodian in Japan, while The Bank of New York group will be the custodian outside Japan.

The Bank of New York (As of Dec. 31, 2004)

Bank name	The Bank of New York
Holding company	The Bank of New York Company, Inc.
Head office	New York, N.Y., USA
Chairman & CEO	Thomas A. Renyi
Number of branches	Approx. 341
Number of employees (*)	Approx. 23,000
Long-term credit ratings	«Moody's» Aa2 «S&P» AA-
Total shareholders' equity (*)	US$ 9.3 billion
Total assets (*)	US$ 94.5 billion
Market capitalization (*)	US$ 26.0 billion

(*) Figures on a holding company basis.

consequently contribute to the revitalization of regional economies in Japan, and furthermore, to realize a financial services nation.

At the end of March 2005, the aggregate NPL balance for the Three Banks and four financial subsidiaries specializing in corporate revitalization decreased by ¥1,695.3 billion to ¥1,495.6 billion. The fact that we virtually halved the NPL ratio by the end of September 2004 and further reduced the ratio to 2.1% at the end of March 2005 meant that we achieved the target set by the "Corporate Revitalization Project" approximately one year ahead of schedule.

Since the four financial subsidiaries will complete their roles as the "Corporate Revitalization Project" comes to an end, they will terminate their operations during fiscal 2005.

the main pillars in our strategy to create new corporate value and hence achieve sustainable growth. More specifically, we have established a CSR Committee to further promote CSR activities in such areas as environmental awareness and support for financial education.

> Establishment of a New Branding Strategy with a View to Brand Innovation—a New, Future-Minded and Customer-Oriented Phase

We will strengthen our branding strategy in order to build a Mizuho brand befitting a global financial services group advancing into a new, future-minded and customer-oriented phase. Determined to be "a financial partner that helps customers shape their future and achieve their dreams," we will implement the new brand strategy reflected in our new slogan, "Channel to Discovery."

The Public Relations Division of MHFG will adopt a new identity and become the Corporate Communications Division, which is more consistent with an organization committed to mutual interaction with customers and society.

Drawing up a New Medium-Term Business Plan

Overview of the Medium-Term Business Plan

Having resolved our financial issues as of fiscal 2004, we initiated a new medium-term business plan. The plan was developed in order to establish a stable earning base underpinned by the support of customers, the main concept of the "Channel to Discovery" Plan. The main strategic points are presented at right on the opposite page.

Overview of the Medium-Term Business Plan

Resolution of financial issues

Establish a stable earning base supported by customers

(Billions of yen)

	Fiscal 2007 (Plan)	
	Consolidated Net Income	Net Business Profits
MHFG (Change from fiscal 2004)	650.0 (+330.0)	*2 1,180.0 (+380.0)
Global Corporate Group	*1 290.0	*2 460.0
Global Retail Group	*1 290.0	*2 630.0
Global Asset & Wealth Management Group	*1 40.0	*2 90.0

*1 Aggregated figures of core banking subsidiary and securities subsidiary (non-consolidated).
*2 Figures of core banking subsidiary (non-consolidated).

Earnings Estimates for Core Banks in Each Group

Global Corporate Group

(Billions of yen)

	Fiscal 2007 (Plan)	Change from fiscal 2004
Gross Profits	680.0	100.0
General & Administration Expenses	220.0	10.0
Net Business Profits	460.0	90.0

Points

- ○We will improve earning power by offering highly sophisticated solutions designed to raise corporate value for customers, further expanding the syndication business, strengthening strategic risk-taking capability through proactive portfolio management, and allocating strategic resources to the international business sector.
- ○In fiscal 2007, we expect to raise Gross Profits by approximately ¥100 billion compared with fiscal 2004, and to achieve a ratio of non-interest income to Gross Profits of approximately 45%, which is equivalent to the ratios of major U.S. banks.
- ○We will provide seamless financial services by integrating the group's financial functions as well as through synergetic cooperation with Mizuho Securities.

Global Retail Group

(Billions of yen)

	Fiscal 2007 (Plan)	Change from fiscal 2004
Gross Profits	1,150.0	250.0
General & Administration Expenses	520.0	(30.0)
Net Business Profits	630.0	280.0

Points

- ○We will promote business by enhancing consulting functions, such as assigning 2,000 financial consultants and conducting database marketing.
- ○We will increase sales of investment products by expanding the line-up of products offered through global alliances.
- ○We will increase loans to middle credit risk corporations and promote our solution business through strategic funds and development of new products.
- ○In fiscal 2007, we expect to increase Gross Profits by ¥250 million compared with fiscal 2004.
- ○We will boldly channel management resources into new strategic measures to win customers' support and continue extensive rationalization of our existing businesses. As a result, we expect General & Administration Expenses in fiscal 2007 to decline by around ¥30 billion compared with fiscal 2004 and the overhead cost ratio to reach approximately 45%.

○We will dramatically enhance quality and potential of our products and services to win our customers' support.

○We will enhance our top-line growth by proactively devoting management resources to better serving customers' needs.

Points

○We will improve the level of Gross Profits by drastically devoting management resources to new strategic measures in response to customers' needs. We will also continue with intensive rationalization of existing businesses.

This should enable us to achieve Net Business Profits of the core banks of ¥1.18 trillion in fiscal 2007, the final year of the medium-term business plan.

○By promoting each group company's strategic measures to improve profitability, we will strive to boost Net Business Profits in fiscal 2007 by approximately ¥380 billion compared with fiscal 2004.

○Steadily increasing Net Business Profits should enable us to achieve consolidated Net Income of ¥650 billion by fiscal 2007.

Global Asset & Wealth Management Group

(Billions of yen)

	Fiscal 2007 (Plan)	Change from fiscal 2004
Gross Profits	180.0	33.0
General & Administration Expenses	90.0	17.0
Net Business Profits	90.0	13.0

Points

○In fiscal 2007, we expect Gross Profits and Net Business Profits to increase by ¥33 billion and ¥13 billion respectively compared with fiscal 2004 through aggressive allocation of management resources to asset management, custody and administration, as well as property management of real estate.

New Branding Strategy of Mizuho

As we enter a future-minded and customer-oriented phase designed to win customer support, we have adopted a new brand strategy for establishing a Mizuho brand befitting a world-leading financial group.

Brand Promise

In order to establish the new "Mizuho Brand," we promise our customers that we will put into practice the following:

To customers ranging from domestic retail, corporate to international, Mizuho Financial Group is comprised of enterprising, spirited professionals who use creative and original methods to respond to customers needs today, while helping them achieve a bright future tomorrow.

Because we want to play a meaningful role in our customers' lives by always being available to them, we offer a full range of leading-edge products and services designed to help them achieve their goals and make their lives more enjoyable and gratifying.

Brand Strength

In order to fulfill Mizuho's promise, we will share our strengths and objectives embodied in the expression "enterprising, open, and leading-edge," and by putting them into practice, strive to become "a financial partner that helps customers shape their future and achieve their dreams."

Enterprising

"Enterprising" means we have the passion and power to help customers find the right path.

We think creatively about our business and each of us is empowered to make a difference in our customers' lives. We keep focused on our customer needs and continuously strive to help them achieve their dreams.

We act enterprising all the time.

Open

"Open" means we are flexible and are open to new ideas and new ways to serve customers.

We listen sincerely to our customers and treat them with fairness and kindness any time we have the chance.

We want to be open all the time.

Leading-edge

"Leading-edge" means we have the foresight to "light the future."

In other words, each of us should anticipate how society and customers change. As a result of this, we introduce the most advanced and unique products and services to better serve our customers. Because of our innovative mindset, we help our customers achieve a better and brighter future.

We want to be at the leading-edge all the time.

All senior executives and employees are working to increase the Mizuho brand's market penetration in order to realize Mizuho's "Brand Vision," which is to become "a financial partner that helps customers shape their future and achieve their dreams." To this end, we are involved in various kinds of communications activities under the group's new unified brand slogan, "Channel to Discovery."

Brand Vision

We aim to become

"A financial partner that helps customers shape their future and achieve their dreams."

Brand Slogan

Channel to Discovery

The slogan expresses the role Mizuho will play, not only to realize today's dreams, but also to discover new possibilities that lie ahead and to create a better future.

"Discovery" stands for Mizuho's customers discovering their dreams and new possibilities, and "Channel" stands for the role Mizuho will play in providing the ways and means to its customers so that they can realize their dreams and new possibilities.

Brand Logo

The logo is the symbol used for the Mizuho brand.


MIZUHO

Brand Colors

For the brand logo, we use Mizuho's two brand colors.


Mizuho Cosmic Blue
Mizuho Horizon Red

Reinforcement of CSR Activities of Mizuho

Mindful of our mission to contribute to the ongoing development of the economy through active social participation as a globally active financial group, we will reinforce our commitment to CSR activities.

In particular, we will position CSR activities as one of the main pillars of our group business strategy for creating new corporate value and achieving sustainable growth. The following are the key points of our commitment:

Involvement in Environmental Awareness

By recognizing the immediate importance of curbing and alleviating environmental impact as a globally shared challenge, we will seek to provide financial services that are in line with environmental preservation policies, such as measures to prevent global warming, while at the same time reducing our own consumption of resources.

Supporting Financial Education

We will support financial education programs for the development of the next generation so they can acquire financial knowledge and the ability to resolve the issues they may face in their daily lives.

Enhancement of Corporate Governance

We will further enhance corporate governance in order to sustain maximum fairness and integrity in our corporate activities and thus win high levels of acceptance in the global financial and capital markets.

Highly Responsive Communications

We will realize responsive communications between stakeholders by ensuring transparency in corporate activities through further promoting information disclosure.

Promotion of Group-wide Approach to CSR

The group's holding company, MHFG, will promote a group-wide approach to CSR activities by establishing a new CSR Committee with a view to integrating the existing CSR activities of the group companies.

The new CSR Promotion Office established within the Corporate Communications Division will play a central role in strengthening CSR throughout the group in line with these policies.

Management Framework of Mizuho

Group Management Framework

MHFG, as the financial holding company, is working to strengthen the group's comprehensive financial services capabilities by directly managing the core group companies* and maximizing the benefits of customer segmentation based on legally separate subsidiaries, thereby realizing synergies within the group and enhancing the specialization of individual group companies.

Group companies meanwhile carry out their businesses in their respective sectors in line with the basic policies set by MHFG.

MHFG's Corporate Governance Structure

We devote our efforts to make our corporate management more transparent and efficient and carry out our business activities with integrity and fairness in conformity with social standards. To this end, we position compliance as one of the fundamental principles of sound business management and complies strictly with all laws, ordinances, rules and regulations.

◎ Board of Directors and Corporate Auditors

MHFG's Board of Directors sets management policies, determines important matters for MHFG and its group companies, and supervises the manner in which Directors and Executive Officers fulfill their duties. Outside Directors participate in board meetings from a position that is independent of the actual execution of duties to strengthen the management and monitoring functions of the Board of Directors.

To ensure transparency and objectivity in personnel matters relating to the Board of Directors and Directors' remuneration, MHFG has established two advisory bodies: the Nominating Committee and the Compensation Committee, both of which include outside Directors.

MHFG has adopted a corporate auditor system whereby Corporate Auditors monitor whether operational execution by Directors is legal by attending board meetings and expressing their views.

○ Execution of Duties

In respect of excution of duties, MHFG has adopted the Executive Officer System in order to separate the managerial auditing function from the execution of duties, and clarify lines of authority and responsibility. The President & CEO controls MHFG's overall business with ultimate responsibility for execution of duties. In addition to establishing the Executive Management Committee as an advisory body to the President & CEO to serve as a forum for discussing important issues concerning the execution of duties of MHFG, MHFG has set up Business Policy Committees including the Compliance Committee, the Information Security Management Committee and the Disclosure Committee to facilitate the discussion and coordination of company-wide issues of concern to the Executive Officers..

MHFG has also set up the Internal Audit Committee to fulfill an internal audit function under the chairmanship of the President & CEO by checking whether operational execution is appropriate from the viewpoint of audit. Outside specialists (currently one lawyer and one accountant) participate in the Internal Audit Committee as special members to reinforce its expertise and objectivity.

MHFG has also established an advisory board of outside experts who offer objective evaluations and advice from an independent standpoint, aiming for a more open style of management.

*Core group companies:
MHCB, MHBK, MHTB, MHSC, MHIS, TCSB, DKA, FIMCO, DIAM, UC Card, MHRI, MHIR, Mizuho Capital, Mizuho Advisory

Management Structure of Mizuho


General Meeting of Shareholders
Corporate Auditors (*2) ;
Board of Corporate Auditors
Board of Directors (*1)
Nominating Committee
Compensation Committee
Executive Management Committee
President & CEO
Internal Audit Committee
Business Policy Committees

*1. Three of the nine Directors are outside Directors.
*2. Three of the five Corporate Auditors are outside Auditors.

(As of June 28, 2005)

Profit Management System of Mizuho

Profit Management System Based on Legally Separate Subsidiaries in Accordance with Customer Segmentation and Business Functions

We have adopted the basic policy of reinforcing our financial strength by vigorously increasing profitability and cutting costs. Centered on MHFG, we conduct profit management for the group based primarily on the group's core companies.

More specifically, we have clarified the strategic positions of the core group companies within the group on the basis of our group business portfolio strategy and, having ensured their autonomy and independence while bringing them closer together through the unifying force of MHFG, we are seeking to maximize group corporate value.

Based on the core group companies, MHFG is making efforts to optimize its business portfolio, managing profits through the following:

- formulating plans for net business profits and net income, and carrying out performance management,
- allocating management resources such as personnel, investment and risk capital, and
- risk controls and profitability assessments based on allocation of risk capital.

Further, most of the core group companies establish their own profit plans for and manage the performance of their respective company's business group/units based on the management policy, overall profit plans and resource allocations drawn up by MHFG.

The above group companies have also introduced the allocation of risk capital among each company's business groups/units, which is one of the most important management frameworks of the group. Each group company engages in business activities within the limits of that risk capital and RAROC is then used as a performance index to evaluate the return on allocated risk capital.

Basically, the group companies have adopted a common profit management system and framework, but in actual operations, each takes a flexible and swift approach best suited for its individual business models.

Consolidated Profit Management

While each core group company works to enhance its own profitability, we manage their profits on a consolidated basis as a means of building an optimal business portfolio that is balanced for the entire group.

Specifically, in addition to the core group companies, we formulate profit plans and manage performance for the strategically important subsidiaries and include their profits with those of the core group companies.

Allocation of Risk Capital

In an environment where the financial sector faces progressive deregulation and globalization, and financial technology grows in sophistication, financial institutions must strengthen their profitability while managing various types of risk.

Based on MHFG's business portfolio strategy, we have built a management structure under which optimized business activities are conducted within the limits of allocations of risk capital drawn from equity capital and other sources.

Under this framework, RAROC is used as an index to evaluate performance in terms of return on allocated risk capital at the level of the holding company and the core group companies. Our aim as a group is to improve capital efficiency by allocating resources more efficiently based on the results of these evaluations.

Glossary

▶ **RAROC (Risk-Adjusted Return on Capital)**

RAROC is a measure of the profitability of allocated capital and is used as an index for assessing capital efficiency. RAROC is calculated by dividing risk-adjusted profits (profits adjusted to reflect statistically expected risk) by capital.

Risk capital allocation	Allocation of risk capital to the core group companies
Management resources allocation function	Risk-based profitability assessments
Risk control function	Management to preserve allocated risk capital

Human Resources System of Mizuho

Vision for Human Resources: ROE on Human Resources Investment

The group and its employees have set a shared vision for human resources as follows:

"We promote the "ROE" principle for human resources with a view to lasting value creation and creating an attractive and fulfilling working environment for employees."

In this vision, "ROE" stands for the following:

Responsibility: Observe the principles of independent judgment and self-accountability.
Opportunity: Provide equal opportunity.
Employability: Develop expertise to enhance competitiveness.

Establishing a Corporate Culture Full of Vitality

We have established the following five values as the group's common code of conduct. These values, serving as the axis of our personnel evaluation system used by general managers, along with the 360-degree employee performance evaluation*, shall be instilled in all employees of the group.

(1) Possessing a "customer-first" corporate objective.
(2) Facing the challenges of innovation.
(3) Being rational and fair in making decisions.
(4) Placing importance on speed.
(5) Being accountable for all actions.

*Personnel evaluation scheme whereby personal evaluations of managers involve subordinates and persons from other divisions with whom they have close working relationships.

Optimizing Uniqueness of Group Companies and Synergies

Employees are employed by one of the group companies (MHFG, MHHD, MHCB, MHBK, MHTB, MHSC, MHIR) with the aim of creating a group of specialists that can deliver maximum innovativeness and speed.

At the same time, facilitated by the group's common compensation system (group-wide common platform for human resources), we are able to maximize group synergy through cross-company personnel transfers to place the right person in the right job.

Promoting the "Professional Career Path"

We have put in place multi-featured compensation systems that meet the needs of employees and the increasingly fluid labor market.

One example is the promotion of the "Professional Career Path," with a salary system that is in line with market standards.

Rejuvenating the Organization and Pursuing Specialization

In January 2003, we launched an internal job application system for branch general manager positions to encourage the quick development and advancement of younger employees. As of May 31, 2005, we achieved a dynamic rejuvenation of the organization by selecting 47 applicants in their thirties and appointing them as branch general managers.

We also introduced a group-wide job application system to encourage employees to acquire greater specialization in which employees can apply for specific positions throughout the group. We intend to strengthen this scheme further by expanding the number of positions available.

Common Platform for Human Resources



MHFG
MHHD
MHCB
MHBK
MHTB
MHSC
MHIR
Management-class platform
Reflect the independence of each group company through market pricing, risk/return structure and value-added.
Promote cross-company personnel exchanges using a portable retirement benefits system, etc., while maintaining the culture and autonomy of each group company.
Proactive personnel exchanges across group companies.
Common Platform
Welfare benefits platform
(Health insurance association, employees' pension funds, cafeteria plan, etc.)
Human resources framework platform
(Career paths, job groups, job grades, group internal recruiting system, etc.)

(As of June 28, 2005)

Compliance Structure

Basic Compliance Policy

We are acutely conscious at all times of our social responsibilities and public mission as Japan's leading comprehensive financial services group. We, therefore, work to ensure that we observe all laws and regulations, and pursue corporate activities in a fair and honest manner that conform to the norms accepted by society.

Placing thoroughgoing compliance as one of the fundamental principles of sound business management, each group company pursues compliance and establishes its own compliance structure in line with the basic policies indicated by MHFG.

Compliance Structure

Along with overseeing compliance matters in general at each company, the CEOs of MHFG, MHCB and MHBK also head their respective Compliance Committees, where important matters concerning compliance are discussed. Moreover, the above companies have established individual compliance divisions under the CCOs. These divisions are responsible for compliance planning and implementation, and control compliance management throughout each company. The head of every organizational unit is responsible for guidance and implementation in connection with compliance, while the compliance officer/compliance administrator is deployed to check the status of compliance.

Other core group companies such as MHTB and MHSC have also established compliance structures that suit the characteristics of their respective business sectors.

MHFG monitors the status of compliance throughout the group from reports submitted by the core group companies, and adopts appropriate responses whenever necessary.

Compliance at subsidiaries of the core group companies is monitored and managed by the core group companies themselves.

MHHD cooperates with MHFG in managing compliance at MHCB, MHBK, MHSC, MHIS and their group companies.

Compliance Activities

Furthermore, we have drawn up the Mizuho Code of Conduct, which establishes clear and concrete standards of ethical behavior, distributing it to all senior executives and employees of the group and ensuring that they are well aware of its contents and act in accordance with them.

Each group company has also prepared a compliance manual, which serves as a practical guidebook for rigorously enforcing compliance, clarifying the laws and regulations that group companies must observe in pursuing their business activities and the compliance activities they should follow.

Again, we are doing our utmost to ensure that senior executives and employees are fully acquainted with the contents of these manuals through compliance training.

To check compliance levels, we have established measures for ensuring that compliance is thoroughly enforced through primary self-checks by individual units and secondary checks by the internal audit section.

Each fiscal year, group companies also draw up compliance programs containing concrete measures for ensuring that compliance is thoroughly enforced, including various measures associated with establishing a compliance framework, training and checks. Progress in implementing the programs is monitored every half-year.

Compliance Structure


MHFG
Board of Directors
President & CEO, Compliance Committee
(Chairman: President & CEO)
Chief Compliance Officer (CCO)
(Compliance and Legal Affairs Division)
Every organizational unit
Head of each unit
Compliance Officer/
Compliance Administrator
MHHD
Joint management by
MHFG and MHHD
MHCB
MHBK
MHSC
MHIS
MHTB and other
core group companies
other than those to the left
(10 companies)
Subsidiaries of
the above group companies
Subsidiaries of
the above group companies

(As of June 28, 2005)

Information Security Management System

Basic Approach

As the advanced information-telecommunication society evolves and use of information increases exponentially, appropriate protection of the informational assets held by a company becomes a social responsibility, while appropriate usage of the same assets becomes the foundation of the company's competitiveness. As a provider of comprehensive financial services in Japan and abroad, we believe that appropriate protection and use of informational resources are extremely important issues.

We are striving to strengthen our information security management system, defining information security management as all acts associated with the appropriate protection and use of group informational assets. This includes adopting information security management measures to ensure the confidentiality, integrity and availability of our informational assets, and responding to requests for disclosure from "data subjects" (the people to whom specific information pertains) concerning personal information.

Overview of the Information Security Management System

We have clarified the group management system as well as management methods for information security management, and each company has drawn up its own regulations concerning information security management. It is also building an information security management system, stipulating that the compliance departments of the individual companies are to act as information security management departments.

The Board of Directors of MHFG makes decisions on important matters concerning group information security management, and the Information Security Management Committee handles discussions and coordination of cross-divisional issues relating to overall group information security management. In addition to appointing a Chief Information Security Officer who supervises planning, proposals and implementation in connection with overall group information security management, the Information Security Management Office has been established within the Compliance and Legal Affairs Division to specialize in information security management and provide centralized monitoring and control of the information security management situation at core group companies. The information security management situation at subsidiaries of the core group companies is monitored and managed by the core group companies themselves. In every organizational unit, the head of each unit is also responsible for information security management, and an Information Security Management Officer is appointed to check on how information is handled and ensure that personnel are fully aware of and well trained in safety management measures.

Based on this information security management system, we have drawn up and published privacy policies that comply with the Law Concerning the Protection of Personal Information, which came into full force in April 2005. We are also building a system to deal with requests for disclosure, and strengthening our safety management measures.

Information Security Management System



Board of Directors
MHFG
President & CEO
Executive Management Committee
Information Security Management Committee
Chief Information Security Officer
(Division in charge: Information Security Management Division, Compliance and Legal Affairs Division)
Every organizational unit
Head of each unit
Information Security Officer
MHHD
Joint management by MHFG and MHHD
MHCB
MHBK
MHSC
MHIS
MHTB and other core group companies other than those to the left (10 companies)
Subsidiaries of the above group companies
Subsidiaries of the above group companies

Strengthening Disclosure Controls

MHFG has established the Disclosure Committee as one of its Business Policy Committees to discuss and coordinate matters concerning disclosure so as to strengthen its disclosure controls. Reports on the practice of timely disclosures are submitted to the Disclosure Committee once every quarter.

(As of June 28, 2005)

Risk Management Structure

Commitment to Risk Management

Basic Approach

Further progress in financial deregulation and internationalization has led to rapid growth in the diversity and complexity of banking operations, exposing financial institutions more than ever to various kinds of risk, including credit, market operations, IT, legal, settlement, and other risks. In order to raise our corporate value while ensuring that the business of both the group as a whole and individual group companies remains healthy and stable, we are well aware that adopting risk management and control measures that match our operations and their inherent risks is an issue of key importance to management. For this reason we are taking steps to strengthen our risk management structure.

MHFG's Board of Directors has laid down Basic Policies for Risk Management that are applicable to the entire group. These policies clearly define the kinds of risks to be managed, establish the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. They also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we are adopting various measures to strengthen and enhance the sophistication of our risk management system.

Overview of the Risk Management Structure

Each group subsidiary adopts the most appropriate risk management measures for its business and the size and nature of its risk exposures, while MHFG controls risk management for the group as a whole.

More specifically, MHFG regularly and as required receives reports and applications concerning the risk management situation from core group companies and gives them appropriate instructions concerning risk management. MHHD cooperates with MHFG in managing the risk of MHCB, MHBK, MHSC, MHIS and their group companies.

Each core group company also has its own system for managing different types of risk, regularly and as required receiving reports on the status of risk at their own group companies, and giving them appropriate instructions on risk management.

The Mizuho Financial Group's Risk Management Structure


Manage overall group risk
Set risk management policies.
Give instructions concerning risk management.
MHFG
Report on the risk management situation.
MHHD
Manage risk in cooperation with MHFG
Manage risk for MHCB and three other companies
Manage risk of core group companies
Core group companies
MHTB
TCSB, etc.
MHCB
MHBK
MHSC
MHIS
Give instructions concerning risk management.
Report on the risk management situation.
Subsidiaries managed by the core group companies

General Concept of Risk Management

Basic Approach

We classify our risk exposures by risk factor into credit risk, market risk, liquidity risk, operational risk and so on, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses in order to keep risk within managerially tolerable limits in both qualitative and quantitative terms.

In line with the basic policies laid down by MHFG in connection with risk management, the group identifies risk broadly and all-inclusively as it takes a proactive and progressively sophisticated approach to risk management that includes methodologies for operations such as settlement and trust businesses that involve exposures to multiple categories of risk.

Risk Capital Allocation

We endeavor to obtain the clearest possible grasp of the group's overall risk exposure, and have implemented measures to keep such risks within the group's financial base in accordance with the risk capital allocation framework.

More specifically, MHFG allocates risk capital to the core group companies, including their own group companies, to control risk within the limits set for each company. MHFG also controls risk within managerially tolerable limits by working to ensure that the overall risk held by the group on a consolidated basis does not exceed the capital account and other measures of financial strength. To ensure the ongoing financial health of MHFG and the core group companies, we regularly monitor the manner in which this risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to MHCB and MHBK by risk category, and frameworks have been established within the individual banks to further allocate it to their business units.

Allocation of Risk Capital



MHFG
The group's financial strength
The group's risk exposure
Capital account, etc.
Core group companies' risk exposure*
MHCB
MHBK
MHTB
MHSC
Other risk exposure
*Including risk exposures of the subsidiaries of the core group companies.
(Example)
MHCB
Risk limits, etc., based on risk capital are set, and controls are imposed on each type of risk.
Allocated risk capital
Credit risk
Market risk
Equity risk
Operational risk
Group companies, etc.
Allocation to each business unit
MHBK
MHTB
MHSC

* For matters relating to risk management, compliance management and internal audits of other group companies, MHHD manages these companies through the four core subsidiaries.

Credit Risk Management

Basic Approach

We define credit risk as the group's exposure to the risk that it might incur losses because of a decline in, or total loss of, the value of assets (including off-balance-sheet assets) as a result of deterioration in a counterparty's financial position. The group has already established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex because of financial deregulation, internationalization and the growing sophistication of transactions.

MHFG manages credit risk for the group as a whole. More specifically, we have adopted two different but mutually complementary approaches toward credit risk management. The first of these is to curb losses arising from the emergence of credit risk by controlling the entire process for each individual transaction, from granting the credit through to recovery, on the basis of assessments of the credit standings of the counterparties involved. The second is to manage the portfolio using statistical methods to measure the potential for credit risk in order to identify it and devise appropriate responses. MHHD and MHFG jointly manage risk for their group companies.

Credit Risk Management Structure


MHFG
Board of Directors
CEO
Executive Management Committee
Portfolio Management Committee
Head of Risk Management Group (CRO)
Risk Management Division, Credit Risk Management Division
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Core group companies
MHCB
MHBK
MHTB
MHSC
Other core group companies
The Three Banks
Board of Directors
CEO
Executive Management Committee
Business Policy Committees
Senior executive officers responsible for risk management
Divisions responsible for credit risk management (Risk Management Division, Credit Risk Management Division)

Credit Risk Management Structure

◎ MHFG's Credit Risk Management Structure

MHFG's Board of Directors determines the most important matters pertaining to credit risk. In addition, the Portfolio Management Committee discusses and coordinates basic credit risk policy and overall credit portfolio management and monitoring for the group. The Chief Risk Officer (CRO) is responsible for matters relating to credit risk management planning and operations. The Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk, and formulate and execute plans in connection with basic matters pertaining to credit risk management.

◎ Credit Risk Management at Core Group Companies

Core group companies manage their credit risk according to the scale and nature of their exposures in line with the Basic Policy for Credit Risk Management set forth by MHFG. Each company's Board of Directors determines key matters pertaining to credit risk.

MHCB, MHBK and MHTB (the Three Banks) have each established Business Policy Committees to discuss and coordinate overall management of their individual credit portfolios and transaction policies towards borrowers. The senior executive officer responsible for risk management oversees matters relating to credit risk management planning and operations. The Credit Risk Management Division is in charge of credit management, and measuring and monitoring credit risk, and regularly present reports on the risk management situation to MHFG. Individual credit examination divisions approve individual transactions in accordance with the lines of authority stipulated by the basic policies for credit risk management. To provide checks and balances, the Three Banks have also established Credit Review Divisions to function as internal auditors that are independent of the business divisions.

◎ Individual Credit Management

One of the most important elements of the Three Banks' risk management infrastructure is the use of a 16-grade unified credit rating system. In principle, credit ratings apply to all borrowers and are subject to regular reviews at least once a year to promptly reflect their term-end corporate

Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans

<table>
<tr><th>Definition of Obligor Classifications of Self-Assessment</th><th>Credit Ratings (Major Category)</th><th>Definition of Ratings</th><th>Claims Disclosed under the FRL</th><th>Non-Accrual, Past Due & Restructured Loans</th></tr>
<tr><td rowspan="4">Normal Obligors</td><td>A1–A3</td><td>Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.</td><td rowspan="4">Normal Claims</td><td rowspan="4"></td></tr>
<tr><td>B1–B2</td><td>Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.</td></tr>
<tr><td>C1–C3</td><td>Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.</td></tr>
<tr><td>D1–D3</td><td>Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.</td></tr>
<tr><td>Watch Obligors</td><td>E1–E2</td><td>Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.</td><td>Claims for Special Attention</td><td>Restructured Loans
Loans Past Due for 3 Months or More</td></tr>
<tr><td>Intensive Control Obligors</td><td>F1</td><td>Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).</td><td>Claims with Collection Risk</td><td rowspan="2">Non-Accrual Delinquent Loans</td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td>G1</td><td>Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.</td><td rowspan="2">Claims against Bankrupt and Substantially Bankrupt Obligors, and equivalent</td></tr>
<tr><td>Bankrupt Obligors</td><td>H1</td><td>Obligors who have already gone bankrupt, from both a legal and/or formal perspective.</td><td>Loans to Bankrupt Obligors</td></tr>
</table>

results, as well as special reviews as required whenever a borrower's credit standing changes. This enables the Three Banks to monitor both individual borrowers and the status of the overall portfolio in a timely fashion. Since we consider credit ratings to be a primary phase of the self-assessment process described below, they are linked to the obligor classifications used in asset self-assessments. (Please refer to the figure "Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans.")

Self-assessments of assets are used to ascertain the status of assets both as an integral part of credit risk management and in preparations for making the appropriate write-offs and provisions based on corporate accounting principles. Specifically, the Credit Risk Management Division is in charge of overall control of self-assessment of assets, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities in executing and managing self-assessments. This results in a structure that allows the group to identify and control the actual quality of assets.

The Three Banks thus use the unified credit rating system and credit risk measurement tools to ascertain and monitor the status of their portfolios. They are also improving their credit decisions and post-transaction management functions by examining individual transactions from these viewpoints, providing internal audits and risk management guidance to individual business promotion offices. MHSC and other core group companies follow credit risk management procedures that suit the characteristics of their respective business sectors.

Portfolio Management

○ Expected Loss and Unexpected Loss

Portfolio-based credit risk management uses statistical methods to calculate the possibility that our credit portfolio may generate bad debt losses. There are two key figures: "expected loss" is the average amount of loss forecast for the next 12 months; "unexpected loss" is the maximum excess amount in the case where losses exceed the expected loss.

"Expected loss" is covered out of profits on credit transactions, and is used as a reference value when setting transaction guidelines. "Unexpected loss" is covered out of total capital when it actually materializes. The credit portfolio is therefore monitored from various angles to ensure that unexpected losses are kept within the level of the allocated risk capital, and limits are applied to the portfolio where necessary.

Expected Loss and Unexpected Loss Amounts


Frequency
Average
This amount depends on the confidence interval. For example, if the confidence interval is set at 99%, it is the 9,900th smallest loss figure out of 10,000 trials.
Loss amount
Maximum loss amounts
Expected loss amounts
Unexpected loss amounts

○ Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is "credit concentration risk," which stems from granting too much to certain individual counterparties; the other type is "chain reaction default risk," which stems from granting too much credit to certain corporate groupings, industrial sectors, etc. We manage these various risks in line with specific guidelines set for each. The individual risk management divisions are responsible for monitoring adherence to these guidelines and reporting to the Business Policy Committees. (Please refer to the figure "Allocation of Risk Capital and Control of Credit Risk.")

◎ Portfolios of Most of the Core Group Companies

MHCB's portfolios are notable for their international diversification between certain listed domestic companies and other major Japanese enterprises, and overseas corporations. MHBK's portfolios are diversified among relatively small accounts centered on individuals, domestic corporations such as small and medium-sized enterprises (SMEs) and middle market corporations, public sector entities and other customers in Japan.

Making the most of the features of each bank's respective portfolios, the two banks endeavor to reduce expected loss while simultaneously using financial technology in strategic acquisitions and sales of assets. While keeping a sharp eye on the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of their credit risk management using this as a base.

To control credit concentration in certain companies, MHTB and MHSC have set credit limits according to their customers' creditworthiness, and control their portfolios in an appropriate manner by confirming adherence to these limits.

MHCB's Credit Portfolio


Other
Asia
Europe
North America
Japan

MHBK's Credit Portfolio

Public sector entities
Other
Individuals
Domestic SMEs, and middle market corporations

(Including financial subsidiaries specializing in corporate revitalization)

Allocation of Risk Capital and Control of Credit Risk


Allocation of risk capital
≧
Unexpected loss amounts
Credit concentration risk
Chain reaction default risk
① Individual company ratings-based credit guidelines
Control
② Corporate group-based credit guidelines
③ Geographical area/country-based credit guidelines
④ Industrial sector-based credit guidelines
MHCB: Sets ①, ②, ③, ④
MHBK: Sets ①, ②, ④
MHTB: Sets ①, ②
Equivalent to credit concentration risk amounts
Equivalent to chain reaction default risk amounts

Market and Liquidity Risk Management

Basic Approach

We define market risk as the risk that the group could incur losses because of fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion, or losses arising from transactions at prices that are significantly less favorable than usual (market liquidity risk). We define liquidity risk as the risk of losses arising when the group faces funding difficulties because a deterioration in its financial position makes it difficult to raise the necessary funds, or when it is forced to procure funds at much higher interest rates than usual.

MHFG manages market and liquidity risk for the group as a whole. More specifically, MHFG formulates the Basic Policies for Market and Liquidity Risk Management for the entire group, and manages risk for the core group companies. MHFG monitors and manages the overall market and liquidity risk management profile for the group. MHHD and MHFG jointly manage risk for their group companies.

Market Risk Management Structure

○ Market Risk Management

MHFG's Board of Directors determines key matters pertaining to market risk management policies. The ALM & Market Risk Management Committee broadly discusses and coordinates matters relating to basic ALM policies, risk planning and market risk management, proposing responses to emergencies such as sudden market changes. The CRO is responsible for matters relating to market risk management planning and operations. The Risk Management Division is responsible for monitoring market risk, reports and analyses, proposals, and setting limits and guidelines, and for formulating and implementing plans relating to market risk management.

The Risk Management Division assesses and manages overall group market risk. It also receives reports from core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the CEO on a daily basis and to the Board of Directors and the Executive Management Committee on a regular basis.

To manage market risk, limits that correspond to risk capital allocations are set according to the risk profiles of the core group companies. For trading and banking activities, limits are set for Value at Risk (VAR) and for losses. For banking activities, position limits based on interest rate sensitivity are also set as needed.

These limits are discussed and coordinated by the ALM & Market Risk Management Committee, discussed further by the Executive Management Committee, then determined by the CEO. Various factors are taken into account, including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

○ Market Risk Management at Core Group Companies

The core group companies that account for most of the group's exposure to market risk (MHCB, MHBK, MHTB and MHSC) have formulated their basic policies in line with the Basic Policy for Market Risk Management drawn up by MHFG. Their Boards of Directors determine important matters

Market and Liquidity Risk Management Structure


MHFG
Board of Directors
CEO
Executive Management Committee
ALM & Market Risk Management Committee
Head of Risk Management Group (CRO)
Risk Management Division
•Set risk management policies
•Approve limits
•Give instructions concerning risk management
•Report on the risk management situation
•Apply for limits
Core group companies
MHCB
MHBK
MHTB
MHSC
Other core group companies
Core group companies
Board of Directors
CEO
Executive Management Committee
ALM & Market Risk Management Committee
Senior executive officers responsible for risk management
Risk Management Division
Offices
Middle Offices
Front Offices

relating to market risk management while their CEOs are responsible for controlling market risk. The Business Policy Committees such as the ALM & Market Risk Management Committee are responsible for overall discussion and coordination of market risk management. Specifically, the committees discuss and coordinate matters relating to basic ALM policies, risk planning, and market risk management, proposing responses to emergencies such as sudden market changes. The CRO of each company is responsible for matters pertaining to planning and running market risk management. Based on a common group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by MHFG.

These companies have established specialist company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits, and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to the CEO and top management on a daily basis, and to the Board of Directors and the Executive Management Committee on a regular basis. They also provide regular reports to MHFG. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 Basis Point Value (BPV), carry out stress tests, and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

○ Liquidity Risk Management

MHFG's liquidity risk management structure is fundamentally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of MHFG is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & Market Risk Management Committee, the Executive Management Committee and the CEO.

MHFG measures liquidity risk using indices pertaining to cash flow such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & Market Risk Management Committee, discussed further by the Executive Management Committee, then determined by the CEO. MHFG has established classifications for the cash flow conditions affecting the group, ranging from "normal" to "cause for concern" and "critical," and has laid down response procedures for dealing with cases which are deemed to fall into the "cause for concern" or "critical" categories.

○ Liquidity Risk Management at Core Group Companies

The liquidity risk management structures of MHCB, MHBK, MHTB and MHSC are basically the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and running liquidity risk management, while the senior executives of the ALM and trading units are in charge of matters pertaining to planning and running cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. Like MHFG, the above-mentioned companies have established classifications for the cash flow conditions affecting them, ranging from "normal" to "cause for concern" and "critical,' and have laid down response procedures for dealing with cases which are deemed to fall into the "cause for concern" or "critical" categories.

Each company has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & Market Risk Management Committee and other Business Policy Committees, the Executive Management Committee and the CEO.

Status of Market Risk

○ Status of MHFG's Market Risk

The graph on page 65 depicts the status of VAR in fiscal 2004 (ended March 31, 2005).

MHFG's Fiscal 2004 VAR

Banking activities



(VAR, billions of yen)
(%)
VAR
JGB Yield (5-Year)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Maximum: ¥301.5 billion
Minimum: ¥186.1 billion
Average: ¥235.8 billion
04.04.01 04.04.15 04.04.29 04.05.13 04.05.27 04.06.10 04.06.24 04.07.08 04.07.22 04.08.05 04.08.19 04.09.02 04.09.16 04.09.30 04.10.14 04.10.28 04.11.11 04.11.25 04.12.09 04.12.23 05.01.06 05.01.20 05.02.03 05.02.17 05.03.03 05.03.17 05.03.31

Quantitative standards used for calculating VAR
Confidence interval: one-tailed 99.0%
Holding period: 1 month
Historical observation period: 1 year

Trading activities



(VAR, billions of yen)
5.0
4.0
3.0
2.0
1.0
0
Maximum: ¥4.3 billion
Minimum: ¥2.0 billion
Average: ¥2.9 billion
04.04.01 04.04.15 04.04.29 04.05.13 04.05.27 04.06.10 04.06.24 04.07.08 04.07.22 04.08.05 04.08.19 04.09.02 04.09.16 04.09.30 04.10.14 04.10.28 04.11.11 04.11.25 04.12.09 04.12.23 05.01.06 05.01.20 05.02.03 05.02.17 05.03.03 05.03.17 05.03.31

Quantitative standards used for calculating VAR
Confidence interval: one-tailed 99.0%
Holding period: 1 day
Historical observation period: 1 year

MHFG's Fiscal 2004 Interest Rate Sensitivity by Maturity

At March 31, 2005 (billions of yen)

	1 year or less	Over 1 year, up to and including 5 years	Over 5 years	Total
Interest rate sensitivity (10BPV)	(5)	(34)	(5)	(44)

We conduct interest rate sensitivity analyses in connection with interest rate risk, which constitutes the main form of market risk facing the group. The above table depicts the interest rate sensitivity of yen currency banking operations, by maturity, as of the end of March 2005.

○ Back Testing

In order to confirm the effectiveness of market risk measurements using VAR, MHFG carries out regular back tests to compare VAR and profits/losses.

The graph below depicts daily VAR on trading activities in fiscal 2004, and the corresponding paired distribution of profits and losses. There was no case where profits/losses exceeded VAR during the period, and this confirms that

MHFG's Fiscal 2004 Back Testing



Profits/losses (assumptive basis) (billions of yen)
4.0
2.0
0
(2.0)
(4.0)
0
1.0
2.0
3.0
4.0
5.0
VAR (billions of yen)

our internal models are sufficiently accurate in measuring our group's market risk exposure.

○ Stress Testing

As a market risk measurement method, VAR is based on statistical assumptions. For this reason, we carry out stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions.

The stress testing methods used include one method that calculates losses on the basis of the largest fluctuations occurring over a period of more than five years, and another that calculates losses on the basis of market fluctuations occurring during historical market events.

The figure below shows the assumed maximum loss results of stress testing in trading activities using the above methods.

MHFG's Fiscal 2004 Stress Testing

At March 31, 2005 (billions of yen)

Assumed maximum losses	
Maximum loss result calculated by stress testing	9.2

○ Outlier Framework (Basel II)

The Basel Committee on Banking Supervision is currently reviewing capital adequacy requirements. As part of the review, the losses arising from the banking book in hypothetical interest rate shock scenarios under certain stress conditions are estimated, then compared with broadly-defined capital (Tier 1 capital plus Tier 2 capital). If the interest rate risk in the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, the bank will be deemed an "outlier" and may be required to reduce its risk or adopt other responses. Since studies on disclosing these ratios are underway, MHFG has led the way in reviewing its capital adequacy requirements and measures losses arising from banking book each month as part of its stress tests. However, it is possible that the results of test measurements of the losses may change depending on the details of the revised capital adequacy requirements to be finalized in the future.

The figure below shows the results of estimates of losses in banking book in cases where interest rate fluctuations occur under stress conditions. The results of estimates of losses on banking book show that they are 5.4% of broadly-defined capital. Since the amount of risk on the banking book is therefore well within controllable limits, the bank does not fall under the "outlier" category.

MHFG's Fiscal 2004 Estimates under the Outlier Framework

At March 31, 2005 (billions of yen)

	Amount of loss	Broadly-defined capital	Loss ratio to capital
Estimates under the Outlier Framework	429.6	8,020.2	5.4%

Glossary

▶ **Interest Rate Shock Scenario under the Outlier Framework**

For this interest rate shock scenario, we generate annual rate fluctuation data for 5 years derived from daily raw historical interest rate data of the past 6 years, and then apply the actual fluctuation data (i.e. rise of interest rates) at 99.0 percent confidence level to the shock scenario. On MHFG's current banking book, a rise in interest rates causes losses.

Operational Risk Management

We define operational risk as the risk of loss that our group may incur resulting from inadequate or failed internal processes, people and systems, or from external events.

We recognize that operational risk includes IT risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory risk, and reputational risk, and have laid down risk management policies concerning risk management structures and methods for each kind of risk. MHCB, MHBK, MHTB, MHSC, MHIS and TCSB also manage risks in an appropriate manner in line with risk management policies they have laid down concerning each type of risk.

We are working to improve and strengthen our management methods and structures in order to recognize, evaluate, monitor and control the various types of operational risk arising from the growing sophistication and diversity of financial operations and the progress in computerization.

MHFG, MHCB and MHBK have laid down rules for data gathering, and in addition to developing a common loss

Operational Risk Management Structure


MHFG
Board of Directors
CEO
Executive Management Committee
Senior executive officers responsible for each type of risk management
Operational risk management (Risk Management Division)
IT risk management division
Operations risk management division
Divisions responsible for each type of risk management
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Core group companies
MHCB, MHBK, MHTB, MHSC,
MHIS, TCSB, etc.

database for the entire group, measure operational risk on a regular basis.

The Basel Committee on Banking Supervision is currently working toward the introduction of new BIS rules (Basel II), which will include operational risk as well as market and credit risk within capital adequacy guidelines.

We are participating in the international forum on the new BIS rules, and are proactively pursuing more sophisticated operational risk management across the entire group.

Operations Risk Management

Operations risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or act improperly.

In line with the Basic Policy for Operations Risk Management, we have established a structure for improving operations by identifying and adopting appropriate measures for mitigating operations risk. More specifically, we have laid down clearly defined procedures for handling operations and periodically checking the status of operational processes. Progress has been made in strengthening operational guidance from head office and instructions in order to improve the operational expertise of staff and the risk management capabilities of managers. We are also moving ahead with other policies, including the introduction of IT, office automation and centralization in order to ensure efficient operations that reduce human error to a minimum. Further, we are working on improving the effectiveness of our emergency responses by holding drills and taking other steps to minimize the impact of any possible system failure or disaster on customers.

We are well aware that this kind of risk has a direct impact on services to customers and are working hard to build a management structure that is better attuned to the situation.

IT Risk Management

IT risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

We continue to make determined efforts to ensure the stability of our IT operations and the protection and safety of informational assets relating to systems in line with the Basic Policy for IT Risk Management and the Information Security Policy. More specifically, we are pushing ahead with various efforts, identifying and evaluating IT-related risk, implementing risk mitigation measures based on these evaluation results, ensuring thoroughgoing project management in such areas as process management in systems development and quality control, and strengthening security to prevent information leaks. Further, we are working on improving the effectiveness of our emergency responses by improving our backup systems and holding drills and taking other steps to minimize the impact of any possible system failures or disasters on customers.

We are well aware that this kind of risk has a direct impact on services to customers and are working hard to build a management structure that is better attuned to the situation.

Reputational Risk Management

Reputational risk is the risk of incurring tangible or intangible losses as a result of damage caused to the group's credibility or the Mizuho brand when market players learn about or the media report various risk events that actually arise in connection with the group's operating activities, or false rumors or vicious slanders.

When MHFG receives reports from group companies concerning certain information that may have a serious impact on group management, it identifies and manages the reputational risk for the group as a whole on an integrated basis, using the framework it has established for dealing with such reputational risk in a manner appropriate to its scale and nature.

The group also works to quickly identify rumors and minimize possible losses by devising appropriate responses depending on the urgency and possible impact of the situation.

(As of June 28, 2005)

Internal Audit Structure

Basic Approach

We define internal audits as an integrated process for evaluating the extent to which internal control achieves its objectives in key areas—appropriate risk management, efficient and effective business operations, reliable financial reporting, and compliance with laws, regulations and internal rules. They are conducted from an objective and comprehensive standpoint, independently of operational reporting lines, and extend as far as offering advice, guidance and remedial recommendations in connection with any problems that may be uncovered.

Through this integrated process, internal audits assist the Boards of Directors of individual group companies in efficiently and effectively fulfilling their managerial duties under the self-responsibility principle.

In line with the Basic Policy for Internal Audit laid down by MHFG, the core group companies conduct internal audits, which include the auditing of their own subsidiaries. Also, in order to grasp the situation with respect to risk controls across the group, group companies carry out internal audits focusing on risks that are common to the group as a whole.

Internal Audit Management Structure

◎MHFG

MHFG has established the Internal Audit Committee (Chairman: President & CEO) that is independent of business promotion divisions to discuss and make decisions on important matters concerning internal audit.

MHFG grasps and manages the status of conducting audits at the core group companies through examining above reports. The Internal Audit Committee of MHFG discusses and makes decisions on the results of examinations and important matters pertaining to the group's internal audits. After it reaches decisions thereon, reports are submitted to the Board of Directors.

◎MHHD

MHHD cooperates with MHFG in managing matters relating to internal audits at MHCB, MHBK, MHSC and MHIS.

◎MHCB and MHBK

MHCB and MHBK have also established Internal Audit Committees that are independent of business promotion divisions to ensure the independence of the internal audit divisions.

MHCB and MHBK have established Internal Audit Divisions and Credit Review Divisions as internal audit divisions to carry out the audits at domestic and overseas business offices, head office divisions and group companies. Specifically, the Internal Audit Divisions assess the suitability and effectiveness of business activities associated with compliance and risk management. The Credit Review Divisions audit credit ratings and the status of credit management in addition to auditing self-assessment of assets, in order to verify the correctness and suitability of matters deemed necessary from the viewpoint of assuring the soundness of the assets in question.

◎Other Core Group Companies

MHTB, MHSC and other core group companies have also established effective and efficient internal audit structures that suit the characteristics of their respective business sectors.

Internal Audit Management Structure


MHFG
Board of Directors
President & CEO (Chairman of Internal Audit Committee)
Internal Audit Committee
Every organizational unit
Audit
Head of Internal Audit Group (Division in charge: Internal Audit Division)
Advice, guidance and remedial recommendations
MHHD
Report the results of internal audit, etc.
Every organizational unit
Audit
Division in charge: Internal Audit Division
Advice, guidance and remedial recommendations
Joint management by MHFG and MHHD
MHCB
MHBK
MHSC
MHIS
MHTB and other core group companies other than those to the left (10 companies)
Subsidiaries of the above group companies
Subsidiaries of the above group companies

(As of June 28, 2005)

Financial Analysis of Mizuho

Key Indicators of Mizuho Financial Group, Inc.

Key Indicators of Mizuho Financial Group, Inc. (Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,	2005	2004	2003
Total Income	¥ 3,455.6	¥ 3,342.9	¥ 3,441.8
Net Income (Loss)	627.3	406.9	(2,377.1)
Total Shareholders' Equity	3,905.7	3,644.3	2,861.0
Total Assets	143,076.2	137,750.0	134,032.7
Deposits	80,368.0	77,487.4	72,222.6
Debentures	7,795.0	9,459.5	11,696.3
Loans and Bills Discounted	62,917.3	66,205.8	69,210.0
Securities	36,047.0	32,071.6	23,816.5
Total Shareholders' Equity per Share (Yen) (Note 1)	131,016.15	61,980.34	(20,376.71)
Net Income (Loss) per Share (Yen) (Note 1)	54,625.61	36,153.27	(254,524.65)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)	37,719.13	18,754.94	—
Risk-based Capital Ratio (BIS Capital Ratio)	11.91%	11.35%	9.53%
Net Return on Equity	54.3%	135.2%	(183.7)%
PER (Times) (Note 2)	9.28 x	12.39 x	— x
Cash Flow from Operating Activities	4,418.0	6,014.9	(2,196.1)
Cash Flow from Investing Activities	(3,788.1)	(7,402.2)	(206.3)
Cash Flow from Financing Activities	(557.7)	(130.9)	(394.0)
Cash and Cash Equivalents at the End of the Year	5,602.0	5,529.6	7,048.5

Notes: 1. "Total Shareholders' Equity per Share," "Net Income (Loss) per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).
2. "Diluted Net Income per Share" and "PER" for the fiscal year ended March 31, 2003 are not required to be disclosed due to loss position.

Key Indicators of Mizuho Financial Group, Inc. (Non-Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,		2005	2004	2003
Operating Income		¥ 26.4	¥ 25.7	¥ 0.9
Net Income		30.8	9.9	0.0
Common Stock and Preferred Stock		1,540.9	1,540.9	1,540.9
Number of Shares Issued and Outstanding	Common Stock	12,003,995.49 shares	11,926,964.67 shares	10,582,426.71 shares
	First Series Class I Preferred Stock	/	33,000 shares	33,000 shares
	Second Series Class II Preferred Stock	100,000 shares	100,000 shares	100,000 shares
	Third Series Class III Preferred Stock	100,000 shares	100,000 shares	100,000 shares
	Fourth Series Class IV Preferred Stock	150,000 shares	150,000 shares	150,000 shares
	Sixth Series Class VI Preferred Stock	150,000 shares	150,000 shares	150,000 shares
	Seventh Series Class VII Preferred Stock	125,000 shares	125,000 shares	125,000 shares
	Eighth Series Class VIII Preferred Stock	125,000 shares	125,000 shares	125,000 shares
	Ninth Series Class IX Preferred Stock	33,000 shares	140,000 shares	140,000 shares
	Tenth Series Class X Preferred Stock	140,000 shares	140,000 shares	140,000 shares
	Eleventh Series Class XI Preferred Stock	943,740 shares	943,740 shares	943,740 shares
	Twelfth Series Class XI Preferred Stock	/	5,500 shares	101,500 shares
	Thirteenth Series Class XIII Preferred Stock	36,690 shares	36,690 shares	36,690 shares
Total Shareholders' Equity		2,986.2	3,533.4	3,545.8
Total Assets		3,178.6	3,600.0	3,595.6
Total Shareholders' Equity per Share (Yen) (Note 1)		41,782.20	46,670.33	46,568.86
Dividends per Share (Yen)	Common Stock	3,500	3,000	—
(Interim Dividends per Share) (Yen)	First Series Class I Preferred Stock	/	22,500	22,500
	Second Series Class II Preferred Stock	8,200	8,200	8,200
	Third Series Class III Preferred Stock	14,000	14,000	14,000
	Fourth Series Class IV Preferred Stock	47,600	47,600	47,600
	Sixth Series Class VI Preferred Stock	42,000	42,000	42,000
	Seventh Series Class VII Preferred Stock	11,000	11,000	11,000
	Eighth Series Class VIII Preferred Stock	8,000	8,000	8,000
	Ninth Series Class IX Preferred Stock	—	17,500	17,500
	Tenth Series Class X Preferred Stock	5,380	5,380	5,380
	Eleventh Series Class XI Preferred Stock	20,000	20,000	165
	Twelfth Series Class XI Preferred Stock	—	2,500	21
	Thirteenth Series Class XIII Preferred Stock	30,000	30,000	247
	Common Stock	(—)	(—)	(/)
	First Series Class I Preferred Stock	(/)	(—)	(/)
	Second Series Class II Preferred Stock	(—)	(—)	(/)
	Third Series Class III Preferred Stock	(—)	(—)	(/)
	Fourth Series Class IV Preferred Stock	(—)	(—)	(/)
	Sixth Series Class VI Preferred Stock	(—)	(—)	(/)
	Seventh Series Class VII Preferred Stock	(—)	(—)	(/)
	Eighth Series Class VIII Preferred Stock	(—)	(—)	(/)
	Ninth Series Class IX Preferred Stock	(—)	(—)	(/)
	Tenth Series Class X Preferred Stock	(—)	(—)	(/)
	Eleventh Series Class XI Preferred Stock	(—)	(—)	(/)
	Twelfth Series Class XI Preferred Stock	(—)	(—)	(/)
	Thirteenth Series Class XIII Preferred Stock	(—)	(—)	(/)
Net Loss per Share (Yen) (Note 1)		(588.84)	(2,846.42)	(8,663.01)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)		—	—	—
PER (Times) (Note 2)		— x	— x	— x
Dividend Propensity (Note 3)		—%	—%	—%

Notes: 1. "Total Shareholders' Equity per Share," "Net Loss per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).

2. "Diluted Net Income per Share" and "PER" for the fiscal years ended March 31, 2003, 2004 and 2005 are not required to be disclosed due to loss position.

3. Dividend Propensity : Cash Dividends Declared per Share (Common Stock) / Net Income per Share (Common Stock). Dividend Propensity is not required to be disclosed due to passing dividends for common stock for the fiscal year ended March 31,2003, and due to loss position of earnings per share for the fiscal years ended March 31, 2004 and 2005.

Financial and Economic Environment

❍ Economic Conditions in Japan and Overseas

Looking at global economic conditions in the fiscal year ended March 31, 2005, there were concerns that rising crude oil prices would lead to a slowdown in the U.S. economy. However, expansion continued as vigorous corporate activity and the resulting improvements in the employment situation fueled gradual growth in consumer spending and firm growth in capital expenditure. The European economies recovered gradually in the first half of the fiscal year on the back of rising exports, but growth slowed in the second half because exports were curbed by the strengthening euro. In Asia, robust consumption and rising exports supported firm economics, although inventory adjustments led to a slowdown in the IT- and digital electronics-related sectors. In China, the Chinese government adhered to its austerity policies, but the economy continued its strong expansion.

In Japan, production stagnated through the year-end because of inventory adjustments in the IT- and digital electronics-related sectors and sluggish exports, while consumer spending cooled as a result of natural calamities such as typhoons and earthquakes, as well as an unusually warm winter. However, the economy continued to recover as improvements in corporate performance led to an increase in capital expenditure and an improvement in household incomes boosted consumer spending. However, deflation and other risk factors continue to cloud the outlook for full-scale economic expansion.

❍ Financial Sector

Looking back at Japan's financial markets in fiscal 2004, stock prices were weak in the first half but turned upward towards the fiscal year-end on expectations of an improvement in the Japanese domestic economy. Long-term interest rates rose temporarily during the first half of the fiscal year but fell later on concerns over a slowdown in the economy. However, the downward trend came to a halt as the new calendar year began.

In the financial sector, NPL disposals and most of the other financial issues that needed to be resolved had been cleared up by the end of the fiscal year. Ongoing realignment and the formation of tie-ups within the financial sector continued to accelerate. There was also progress in deregulation, including the removal of the ban on banks engaging in the stock-broking business. In light of these environmental changes, ensuring competitive advantage and further strengthening profitability are all matters of considerable importance for financial institutions.

Trends in Interest Rates in Japan



(%)
2.5
2.0
1.5
1.0
0.5
0.0
(%)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
(0.05)
Long-Term Prime Rate (left scale)
Newly Issued Government Bond Yield (10-Year) (left scale)
Short-Term Prime Rate (left scale)
Euroyen TIBOR (3-month) (right scale)
Call Rate (Uncollateralized overnight) (right scale)
Jan. 2004
Apr. 2004
July 2004
Oct. 2004
Jan. 2005
Apr. 2005

Trends in TOPIX and Yen / Dollar Exchange Rate



(Point)
1,300
1,200
1,100
1,000
900
800
700
(Yen / Dollar)
125
120
115
110
105
100
TOPIX (left scale)
Yen / Dollar Exchange Rate
(right scale)
Jan. 2004
Apr. 2004
July 2004
Oct. 2004
Jan. 2005
Apr. 2005

Results for the Fiscal Year ended March 31, 2005

Consolidated Accounts of Mizuho Financial Group, Inc. (MHFG)

1. Scope of Consolidation and Application of the Equity Method

Companies

At March 31,	2005	2004	Change
Number of consolidated subsidiaries	118	118	—
Number of affiliates under the equity method	20	28	(8)

The number of MHFG's consolidated subsidiaries is 118, and the number of affiliates under the equity method decreased by 8 to 20 from the end of the previous fiscal year.

The major consolidated subsidiaries are Mizuho Holdings, Inc. (MHHD), Mizuho Corporate Bank, Ltd. (MHCB), Mizuho Bank, Ltd. (MHBK), Mizuho Trust & Banking Co., Ltd. (MHTB), and Mizuho Securities Co., Ltd. (MHSC). The major affiliates under the equity method are The Chiba Kogyo Bank, Ltd. and Shinko Securities Co., Ltd.

2. Consolidated Profits and Losses

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Consolidated Gross Profits	¥ 1,993.0	¥ 2,112.3	¥ (119.2)
Net Interest Income	1,106.4	1,185.0	(78.5)
Fiduciary Income	63.2	62.0	1.1
Net Fee and Commission Income	472.6	426.6	46.0
Net Trading Income	165.0	231.8	(66.7)
Net Other Operating Income	185.7	206.8	(21.1)
General and Administrative Expenses	1,091.3	1,125.9	(34.5)
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	231.9	302.7	(70.7)
Net Gains related to Stocks	210.3	190.8	19.5
Equity in Income from Investments in Affiliates	1.4	1.7	(0.3)
Other	61.4	4.9	56.4
Income before Income Taxes and Minority Interests	**943.0**	**881.2**	**61.8**
Income Taxes–Current	41.0	28.0	12.9
Income Taxes–Refund	21.2	—	21.2
Income Taxes–Deferred	235.2	387.8	(152.6)
Minority Interests in Net Income	60.6	58.3	2.2
Net Income	**627.3**	**406.9**	**220.4**
Net Income per Share of Common Stock (Yen)	**54,625.61**	**36,153.27**	**18,472.34**
Credit-related Costs	**¥ 93.9**	**¥ 298.8**	**¥ (204.9)**
(Reference) Consolidated Net Business Profits	**¥ 912.5**	**¥ 1,011.9**	**¥ (99.3)**

Notes: 1. Consolidated Gross Profits = Net Interest Income + Fiduciary Income + Net Fee and Commission Income + Net Trading Income + Net Other Operating Income.
2. Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.
3. Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments.
4. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc.

(1) Consolidated Gross Profits

Consolidated Gross Profits decreased by ¥119.2 billion to ¥1,993.0 billion in comparison with the previous fiscal year.

Net Interest Income decreased by ¥78.5 billion to ¥1,106.4 billion as a result of weak demand for funds.

Fiduciary Income increased by ¥1.1 billion to ¥63.2 billion.

Net Fee and Commission Income increased by ¥46.0 billion to ¥472.6 billion as a result of increases in fees from loan syndication-related business, sales of investment trusts and insurance.

Net Trading Income decreased by ¥66.7 billion to ¥165.0 billion, and Net Other Operating Income decreased by ¥21.1 billion to ¥185.7 billion. This was as a result of unfavorable Net Gains related to Bonds, reflecting market conditions.

(2) General and Administrative Expenses

General and Administrative Expenses decreased by ¥34.5 billion to ¥1,091.3 billion as a result of ongoing cost-cutting measures.

(3) Credit-Related Costs

Credit-related Costs decreased by ¥204.9 billion to ¥93.9 billion as a result of the steady progress in revitalization and continued removal of problem loans from the balance sheet.

"Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans" also decreased by ¥70.7 billion to ¥231.9 billion.

(4) Net Gains Related to Stocks

Net Gains related to Stocks increased by ¥19.5 billion to ¥210.3 billion as a result of ongoing efforts to decrease stockholdings to reduce stockholding risk, and a decrease in preferred-stockholdings as a consequence of the general improvement in the performance of our corporate clients.

(5) Equity in Income from Investments in Affiliates

Equity in Income from Investments in Affiliates decreased by ¥0.3 billion to ¥1.4 billion.

(6) Other

Other increased by ¥56.4 billion to record a gain of ¥61.4 billion. Major components are as follows:

- Reversal of Reserve for Contingencies of ¥131.1 billion and the receipt of interest on the refund of provisional tax payments of ¥102.1 billion, resulting from a ruling by the Supreme Court in favor of the petition of MHCB for rescission of a correction notice from the Tokyo Regional Taxation Bureau
- Reversal of Reserves for Possible Losses on Loans of ¥143.2 billion
- Impairment of Fixed Assets which was applied beginning this fiscal year of ¥67.1 billion
- Write-offs of Deferred Hedge Losses of ¥67.0 billion
- Valuation losses on investments in overseas subsidiaries of ¥59.6 billion
- Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits of ¥24.5 billion

(7) Net Income

As a result of the above, Income before Income Taxes and Minority Interests amounted to ¥943.0 billion.

Net Income increased by ¥220.4 billion to ¥627.3 billion, a new record, after reflecting Income Taxes-Current, -Refund, -Deferred, and Minority Interests in Net Income.

Use and Source of Funds (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	Average balance 2005	Average balance 2004	Average balance Change	Interest 2005	Interest 2004	Interest Change
Use of Funds	**¥ 112,846.2**	**¥ 111,512.0**	**¥ 1,334.1**	**¥ 1,584.4**	**¥ 1,622.7**	**¥ (38.2)**
Due from Banks	1,719.8	1,721.4	(1.5)	29.7	24.8	4.8
Call Loans and Bills Purchased	1,271.5	1,717.1	(445.5)	5.0	5.1	(0.0)
Receivables under Resale Agreements	4,937.6	4,173.4	764.1	110.2	74.2	35.9
Guarantee Deposits Paid under Securities Borrowing Transactions	7,603.1	7,048.8	554.3	3.6	1.7	1.8
Securities	33,073.0	27,241.9	5,831.0	290.6	296.7	(6.0)
Loans and Bills Discounted	63,767.4	67,464.4	(3,697.0)	1,065.1	1,183.7	(118.5)
Source of Funds	**¥ 115,568.6**	**¥ 113,899.6**	**¥ 1,668.9**	**¥ 477.9**	**¥ 437.6**	**¥ 40.2**
Deposits	76,900.8	73,418.0	3,482.8	125.9	112.8	13.0
Debentures	8,590.0	10,648.5	(2,058.5)	68.6	92.7	(24.0)
Call Money and Bills Sold	8,764.4	10,251.5	(1,487.0)	2.9	2.8	0.0
Payables under Repurchase Agreements	8,902.5	8,300.2	602.2	154.0	116.3	37.6
Guarantee Deposits Received under Securities Lending Transactions	7,156.4	5,682.4	1,474.0	12.7	12.1	0.6
Commercial Paper	1,066.8	831.6	235.2	1.0	1.0	0.0
Borrowed Money	2,135.3	1,515.8	619.4	26.5	34.5	(7.9)

%

For the Fiscal Years ended March 31,	Yield 2005	Yield 2004	Yield Change
Use of Funds	**1.40%**	**1.45%**	**(0.05)%**
Due from Banks	1.72	1.44	0.28
Call Loans and Bills Purchased	0.39	0.30	0.09
Receivables under Resale Agreements	2.23	1.78	0.45
Guarantee Deposits Paid under Securities Borrowing Transactions	0.04	0.02	0.02
Securities	0.87	1.08	(0.21)
Loans and Bills Discounted	1.67	1.75	(0.08)
Source of Funds	**0.41%**	**0.38%**	**0.02%**
Deposits	0.16	0.15	0.01
Debentures	0.79	0.87	(0.07)
Call Money and Bills Sold	0.03	0.02	0.00
Payables under Repurchase Agreements	1.72	1.40	0.32
Guarantee Deposits Received under Securities Lending Transactions	0.17	0.21	(0.03)
Commercial Paper	0.09	0.12	(0.02)
Borrowed Money	1.24	2.27	(1.03)

Net Fee and Commission Income (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Net Fee and Commission Income	**¥ 472.6**	**¥ 426.6**	**¥ 46.0**
Fee and Commission Income	¥ 566.1	¥ 515.3	¥ 50.7
Deposits, Debentures and Lending Business	126.0	106.1	19.9
Remittance Business	113.7	116.4	(2.6)
Securities-related Business	105.3	92.4	12.9
Trust-related Business	45.4	37.1	8.2
Agency Business	40.0	36.7	3.2
Guarantee Business	25.6	22.9	2.6
Safe Custody and Safety Deposit Box Business	6.6	6.9	(0.2)
Fee and Commission Expenses	¥ 93.4	¥ 88.7	¥ 4.7
Remittance Business	28.9	28.9	0.0

3. Consolidated Assets and Liabilities

Billions of yen

At March 31,	2005	2004	Change
Total Assets	¥ 143,076.2	¥ 137,750.0	¥ 5,326.1
Cash and Due from Banks	6,808.9	6,813.5	(4.5)
Trading Assets	11,047.6	8,016.5	3,031.0
Securities	36,047.0	32,071.6	3,975.4
Loans and Bills Discounted	62,917.3	66,205.8	(3,288.5)
Total Liabilities	138,042.1	133,069.5	4,972.5
Deposits	80,368.0	77,487.4	2,880.5
Debentures	7,795.0	9,459.5	(1,664.4)
Call Money and Bills Sold	8,359.9	8,680.5	(320.6)
Minority Interests	1,128.3	1,036.1	92.2
Total Shareholders' Equity	¥ 3,905.7	¥ 3,644.3	¥ 261.3
Net Unrealized Gains on Other Securities, net of Taxes	538.0	392.7	145.2

(1) Assets

Securities increased by ¥3,975.4 billion from the end of the previous fiscal year to ¥36,047.0 billion. Net Unrealized Gains on Other Securities which have fair values were ¥996.7 billion.

Loans and Bills Discounted decreased by ¥3,288.5 billion to ¥62,917.3 billion. Non-Accrual, Past Due & Restructured Loans amounted to ¥1,537.9 billion, or 2.44% of total Loans and Bills Discounted.

Total Assets increased by ¥5,326.1 billion to ¥143,076.2 billion.

(2) Liabilities and Minority Interests

Deposits increased by ¥2,880.5 billion to ¥80,368.0 billion.

Debentures decreased by ¥1,664.4 billion to ¥7,795.0 billion.

Total Liabilities increased by ¥4,972.5 billion to ¥138,042.1 billion.

Minority Interests increased by ¥92.2 billion to ¥1,128.3 billion.

(3) Shareholders' Equity

Total Shareholders' Equity increased by ¥261.3 billion to ¥3,905.7 billion.

As a result of record high Net Income, the consolidated Capital Adequacy Ratio (BIS Capital Ratio) stood at 11.91%, continuing at a satisfactory level after the repayment of public funds. (Please refer to Page 79 for details.)

Fair Value of Other Securities (Consolidated)

Billions of yen

At March 31, 2005	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 30,554.5	¥ 31,551.2	¥ 1,232.6	¥ 235.9	¥ 996.7
Stocks*2	3,087.9	4,197.5	1,174.3	64.7	1,109.6
Bonds	22,170.2	22,094.0	15.8	92.0	(76.2)
Other	5,296.3	5,259.6	42.3	79.0	(36.6)

Billions of yen

At March 31, 2004	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities*1	¥ 27,895.2	¥ 28,615.6	¥ 1,018.8	¥ 298.4	¥ 720.4
Stocks*2	3,477.1	4,361.7	967.2	82.6	884.5
Bonds	20,185.9	19,994.7	9.3	200.5	(191.1)
Other	4,232.1	4,259.2	42.2	15.1	27.0

Billions of yen

Change	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities*1	¥ 2,659.2	¥ 2,935.5	¥ 213.7	¥ (62.5)	¥ 276.2
Stocks*2	(389.2)	(164.1)	207.1	(17.8)	225.0
Bonds	1,984.3	2,099.3	6.5	(108.4)	114.9
Other	1,064.1	1,000.3	0.1	63.8	(63.7)

*1 In addition to the balances shown in the above table, Other Securities include securities without fair values such as unlisted stock (excluding OTC stock) of ¥814.7 billion and non-publicly offered bonds of ¥1,617.3 billion as of March 31, 2005.
*2 Fair value of Stocks is determined based on the average market price over the month preceding the balance sheet date.
*3 Unrealized Gains (Losses) include ¥54.0 billion which was recognized in the Statement of Operations by applying the fair-value hedge method and other.

Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

%, Billions of yen

At March 31,		2005	2004	Change
Capital Adequacy Ratio		11.91%	11.35%	0.56%
Tier I Ratio		6.19%	5.75%	0.44%
Tier I	(A)	¥ 4,172.0	¥ 3,941.1	¥ 230.9
Common Stock and Preferred Stock		1,540.9	1,540.9	—
New Stock Subscription		—	—	—
Capital Surplus		1,022.5	1,262.5	(239.9)
Retained Earnings		972.5	386.6	585.8
Minority Interest in Consolidated Subsidiaries		1,079.2	995.7	83.4
Preferred Stock issued by Overseas SPC		*927.9*	*923.3*	*4.5*
Unrealized Losses on Other Securities		—	—	—
Treasury Stock Subscription		—	—	—
Treasury Stock		(394.5)	(134.1)	(260.4)
Foreign Currency Translation Adjustments		(48.6)	(110.5)	61.8
Goodwill Equivalent		(0.0)	(0.0)	0.0
Consolidation Differences Equivalent		—	—	—
Tier II	(B)	3,956.4	3,941.1	15.3
45% of Unrealized Gains on Other Securities		426.0	325.4	100.5
45% of Revaluation Reserve for Land		150.7	175.5	(24.8)
General Reserve for Possible Losses on Loans		637.3	1,175.8	(538.5)
Debt Capital		2,742.3	2,803.9	(61.5)
Perpetual Subordinated Debt and Other Debt Capital		*854.3*	*948.7*	*(94.4)*
Subordinated Debt and Redeemable Preferred Stock		*1,888.0*	*1,855.1*	*32.9*
Deductions from Capital	(C)	108.2	112.2	(3.9)
Capital	(A)+(B)-(C)	¥ 8,020.2	¥ 7,770.0	¥ 250.1
Risk-adjusted Assets		¥ 67,324.9	¥ 68,424.1	¥ (1,099.1)
Assets Exposed to Credit Risk		66,391.5	67,368.7	(977.1)
On-balance-sheet Items		60,702.4	63,093.7	(2,391.3)
Off-balance-sheet Items		5,689.1	4,275.0	1,414.1
Market Risk Equivalent Divided by 8%		933.4	1,055.4	(122.0)
(Reference) Market Risk Equivalent		74.6	84.4	(9.7)

Aggregated Figures of the Three Banks

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries specializing in corporate revitalization in July 2003. Aggregated figures of the Three Banks are the aggregated non-consolidated figures of MHCB, MHBK, MHTB and their financial subsidiaries specializing in corporate revitalization.

1. Differences between Consolidated Figures and Aggregated Figures of the Three Banks

Billions of yen, %

For the Fiscal Years ended March 31,	2005 MHFG (Consolidated) (a)	2005 Aggregated Figures of the Three Banks (b)	2005 (a) – (b)	2005 (b) / (a)	2004 MHFG (Consolidated) (a)	2004 Aggregated Figures of the Three Banks (b)	2004 (a) – (b)	2004 (b) / (a)
Gross Profits	**¥ 1,993.0**	**¥ 1,626.4**	**¥ 366.6**	**81.6%**	**¥ 2,112.3**	**¥ 1,805.5**	**¥ 306.8**	**85.4%**
Net Interest Income	1,106.4	1,028.1	78.3	92.9	1,185.0	1,130.7	54.2	95.4
Fiduciary Income	63.2	62.8	0.4	99.2	62.0	62.0	0.0	99.9
Net Fee and Commission Income	472.6	315.1	157.5	66.6	426.6	268.5	158.0	62.9
Net Trading Income	165.0	43.8	121.1	26.5	231.8	111.9	119.8	48.2
Net Other Operating Income	185.7	176.5	9.1	95.0	206.8	232.3	(25.4)	112.3
Credit-related Costs	**93.9**	**61.2**	**32.6**	**65.2**	**298.8**	**237.9**	**60.8**	**79.6**
Net Income	**¥ 627.3**	**¥ 582.5**	**¥ 44.7**	**92.8%**	**¥ 406.9**	**¥ 447.9**	**¥ (40.9)**	**110.0%**

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

Billions of yen, %

At March 31,	2005 MHFG (Consolidated) (a)	2005 Aggregated Figures of the Three Banks (b)	2005 (a) – (b)	2005 (b) / (a)	2004 MHFG (Consolidated) (a)	2004 Aggregated Figures of the Three Banks (b)	2004 (a) – (b)	2004 (b) / (a)
Total Assets	**¥ 143,076.2**	**¥ 135,561.5**	**¥7,514.6**	**94.7%**	**¥ 137,750.0**	**¥ 137,897.7**	**¥ (147.6)**	**100.1%**
Securities	36,047.0	39,192.0	(3,144.9)	108.7	32,071.6	35,359.9	(3,288.3)	110.2
Loans and Bills Discounted	62,917.3	62,647.1	270.1	99.5	66,205.8	66,132.4	73.4	99.8

2. Profits and Losses

Profits and Losses (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Domestic Gross Profits	¥ 1,214.7	¥ 1,327.7	¥ (112.9)
International Gross Profits	411.6	477.7	(66.0)
Gross Profits	**1,626.4**	**1,805.5**	**(179.0)**
Net Interest Income	1,028.1	1,130.7	(102.6)
Fiduciary Income	62.8	62.0	0.7
Net Fee and Commission Income	315.1	268.5	46.5
Net Trading Income	43.8	111.9	(68.0)
Net Other Operating Income	176.5	232.3	(55.7)
Net Gains related to Bonds	*9.6*	*115.0*	*(105.3)*
General and Administrative Expenses (Excluding Non-recurring Losses)	829.1	857.4	(28.2)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	**800.0**	**954.0**	**(154.0)**
Excluding Net Gains related to Bonds	790.3	838.9	(48.6)
Provision for (Reversal of) General Reserve for Possible Losses on Loans	(155.2)	10.7	(165.9)
Net Business Profits	**952.4**	**937.3**	**15.1**
Net Non-recurring Losses	(154.1)	(78.9)	(75.2)
Net Gains related to Stocks	193.8	188.6	5.1
Expenses related to Portfolio Problems	(456.6)	(285.8)	(170.8)
Other	108.6	18.1	90.4
Income before Income Taxes	**798.2**	**858.3**	**(60.0)**
Income Taxes–Current	0.6	0.6	0.0
Income Taxes–Refund	21.2	—	21.2
Income Taxes–Deferred	236.2	409.7	(173.4)
Net Income	**¥ 582.5**	**¥ 447.9**	**¥ 134.6**
Credit-related Costs	**¥ 61.2**	**¥ 237.9**	**¥ 176.7**

Notes: 1. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB denotes amounts before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts.
2. Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.
3. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc.

Breakdown of Gross Profits (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Net Interest Income	**¥ 1,028.1**	**¥ 1,130.7**	**¥ (102.6)**
Domestic Operations	866.2	918.3	(52.1)
International Operations	161.8	212.3	(50.4)
Fiduciary Income	**62.8**	**62.0**	**0.7**
Domestic Operations	62.8	62.0	0.7
International Operations	/	/	/
Net Fee and Commission Income	**315.1**	**268.5**	**46.5**
Domestic Operations	257.0	210.9	46.0
International Operations	58.0	57.5	0.4
Net Trading Income	**43.8**	**111.9**	**(68.0)**
Domestic Operations	16.7	42.9	(26.2)
International Operations	27.1	68.9	(41.7)
Net Other Operating Income	**176.5**	**232.3**	**(55.7)**
Domestic Operations	11.9	93.3	(81.4)
International Operations	164.5	138.9	25.6
Gross Profits	**¥ 1,626.4**	**¥ 1,805.5**	**¥ (179.0)**

Breakdown of Net Interest Income (MHCB and MHBK excluding Financial Subsidiaries for Corporate Revitalization)

Billions of yen, %

	Average balance			Yield		
For the Fiscal Years ended March 31,	2005	2004	Change	2005	2004	Change
Total						
Use of Funds	¥ 105,591.5	¥ 107,036.7	¥ (1,445.1)	1.30%	1.36%	(0.06)%
Loans and Bills Discounted	57,668.6	61,422.8	(3,754.1)	1.58	1.67	(0.09)
Securities	34,036.2	28,122.6	5,913.6	0.90	1.19	(0.28)
Source of Funds	109,216.4	111,464.2	(2,247.8)	0.38	0.36	0.02
Deposits and Debentures	84,158.4	83,013.4	1,145.0	0.23	0.22	0.00
Interest Margins	/	/	/	0.91	1.00	(0.08)
Loan and Deposit Margin	/	/	/	1.34	1.44	(0.09)
Domestic Operations						
Use of Funds	89,710.5	90,985.6	(1,275.0)	1.01	1.10	(0.08)
Loans and Bills Discounted	52,379.0	55,626.9	(3,247.8)	1.43	1.56	(0.13)
Securities	28,917.6	23,018.3	5,899.2	0.45	0.52	(0.07)
Source of Funds	93,485.4	95,696.1	(2,210.6)	0.12	0.16	(0.03)
Deposits and Debentures	75,117.9	74,100.0	1,017.8	0.10	0.14	(0.03)
Interest Margins	/	/	/	0.88	0.94	(0.05)
Loan and Deposit Margin	/	/	/	1.32	1.41	(0.09)
International Operations						
Use of Funds	16,904.3	16,516.1	388.1	2.74	2.78	(0.04)
Loans and Bills Discounted	5,289.6	5,795.8	(506.2)	3.04	2.72	0.32
Securities	5,118.6	5,104.2	14.4	3.47	4.23	(0.75)
Source of Funds	16,754.2	16,233.1	521.0	1.83	1.55	0.28
Deposits and Debentures	9,040.5	8,913.3	127.1	1.28	0.90	0.38
Interest Margins	/	/	/	0.90	1.22	(0.32)
Loan and Deposit Margin	/	/	/	1.75	1.81	(0.06)

Breakdown of Net Fee and Commission Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Net Fee and Commission Income	¥ 315.1	¥ 268.5	¥ 46.5
Fee and Commission Income	¥ 422.2	¥ 380.3	¥ 41.8
Deposits, Debentures and Lending Business	118.8	100.9	17.8
Remittance Business	113.9	116.1	(2.2)
Securities-related Business	43.7	36.0	7.7
Agency Business	29.9	26.3	3.5
Safe Custody and Safety Deposit Box Business	6.6	6.9	(0.2)
Guarantee Business	20.9	18.0	2.8
Fee and Commission Expenses	¥ 107.1	¥ 111.7	¥ (4.6)
Remittance Business	29.1	28.8	0.2

Breakdown of Net Other Operating Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Net Other Operating Income	¥ 176.5	¥ 232.3	¥ (55.7)
Total	¥ 176.5	¥ 232.3	¥ (55.7)
Profits on Foreign Exchange Transactions	156.0	93.2	62.7
Net Gains related to Bonds	9.6	115.0	(105.3)
Domestic Operations	11.9	93.3	(81.4)
Net Gains (Losses) related to Bonds	(4.5)	61.5	(66.0)
International Operations	164.5	138.9	25.6
Profits on Foreign Exchange Transactions	156.0	93.2	62.7
Net Gains related to Bonds	14.2	53.5	(39.3)

Breakdown of General and Administrative Expenses (Excluding Non-recurring Losses) (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Personnel Expenses	¥ 245.7	¥ 277.6	¥ (31.9)
Non-personnel Expenses	531.3	533.7	(2.4)
Miscellaneous Taxes	52.1	45.9	6.1
Total	¥ 829.1	¥ 857.4	¥ (28.2)

Breakdown of Net Non-Recurring Losses (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Net Gains related to Stocks	¥ 193.8	¥ 188.6	¥ 5.1
Gains on Sales	257.2	247.9	9.3
Losses on Sales	(13.1)	(21.8)	8.7
Losses on Devaluation	(47.6)	(20.2)	(27.3)
Provision for Reserves for Possible Losses on Investments	(2.9)	(2.5)	(0.4)
Gains (Losses) on Derivatives other than for Trading	0.3	(14.5)	14.9
Expenses related to Portfolio Problems	(456.6)	(285.8)	(170.8)
Other	108.6	18.1	90.4
Net Non-recurring Losses	¥ (154.1)	¥ (78.9)	¥ (75.2)

(Reference) Breakdown of Credit-Related Costs (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Credit-related Costs	¥ 61.2	¥ 237.9	¥ (176.7)
Credit Costs for Trust Accounts	2.7	5.9	(3.2)
Provision for (Reversal of) General Reserve for Possible Losses on Loans	(332.6)	(131.5)	(201.0)
Losses on Write-offs of Loans	163.6	173.1	(9.5)
Provision for Specific Reserve for Possible Losses on Loans	160.3	184.3	(23.9)
Losses on Sales of Loans to CCPC	—	0.7	(0.7)
Reversal of Reserve for Possible Losses on Loans Sold	—	(5.0)	5.0
Reversal of Reserve for Possible Losses on Support of Specific Borrowers	—	(3.2)	3.2
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(3.0)	(7.2)	4.1
Provision for (Reversal of) Reserve for Contingencies	8.5	(4.7)	13.2
Other Losses on Sales of Loans	61.7	25.6	36.0

Note: CCPC is the abbreviation for the Cooperative Credit Purchasing Company, Ltd.

3. Aggregated Assets and Liabilities

Assets and Liabilities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2005	2004	Change
Total Assets	**¥ 135,561.5**	**¥ 137,897.7**	**¥ (2,336.1)**
Cash and Due from Banks	9,818.5	9,240.5	578.0
Call Loans	2,296.1	3,883.4	(1,587.2)
Securities	39,192.0	35,359.9	3,832.0
Loans and Bills Discounted	62,647.1	66,132.4	(3,485.3)
Total Liabilities	**127,996.5**	**131,021.5**	**(3,025.0)**
Deposits	83,336.2	79,895.8	3,440.4
Debentures	7,894.5	9,554.7	(1,660.1)
Call Money	6,603.6	9,746.6	(3,142.9)
Bills Sold	3,342.4	2,369.4	973.0
Total Shareholders' Equity	**7,565.0**	**6,876.1**	**688.8**
Net Unrealized Gains on Other Securities, net of Taxes	523.7	387.0	136.6

Balance of Housing and Consumer Loans (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Housing and Consumer Loans	¥ 11,833.0	¥ 12,335.6	¥ (502.5)
Housing Loans for Owner's Residential Housing	9,140.4	9,398.0	(257.5)

Note: Above figures are aggregated banking and trust account amounts. (Trust Accounts denotes trust accounts with contracts indemnifying the principal amount.)

Loans to Both Small and Medium-Size Enterprises and Individual Customers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2005	2004	Change
Loans to Both Small and Medium-size Enterprises and Individual Customers	¥ 37,307.8	¥ 39,456.4	¥ (2,148.5)
Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	62.4%	62.0%	0.4%

Fair Value of Other Securities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31, 2005	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*3 gains (losses)
Other Securities*1	¥ 30,042.9	¥ 30,979.4	¥ 1,171.2	¥ 234.7	¥ 936.5
Stocks*2	3,077.1	4,127.9	1,115.4	64.5	1,050.8
Bonds	22,029.6	21,953.6	16.0	92.0	(75.9)
Other	4,936.2	4,897.8	39.7	78.1	(38.3)

Billions of yen

At March 31, 2004	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities*1	¥ 27,458.8	¥ 28,133.6	¥ 973.0	¥ 298.2	¥ 674.8
Stocks*2	3,460.7	4,302.3	924.9	83.3	841.6
Bonds	20,056.9	19,866.0	9.3	200.2	(190.9)
Other	3,941.1	3,965.2	38.7	14.6	24.1

Billions of yen

Change	Cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities*1	¥ 2,584.1	¥ 2,845.7	¥ 198.1	¥ (63.5)	¥ 261.6
Stocks*2	(383.5)	(174.3)	190.4	(18.7)	209.2
Bonds	1,972.6	2,087.5	6.6	(108.2)	114.9
Other	995.0	932.5	0.9	63.5	(62.5)

*1 In addition to the balances shown in the above table, Other Securities includes securities without fair values.

*2 Fair value of Stocks is determined based on the average market price over the month preceding the balance sheet date.

*3 Unrealized Gains (Losses) include ¥54.0 billion which was recognized in the Statement of Operations by applying the fair-value hedge method and other.

Improvement of Asset Quality

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries specializing in corporate revitalization in July 2003.

Consolidated figures are those for MHFG.

Aggregated figures of the Three Banks are the aggregated non-consolidated figures of MHCB, MHBK, MHTB and their financial subsidiaries specializing in corporate revitalization.

Figures on the tables of "Trust Account" denote trust accounts with contracts indemnifying the principal amount, except for the figures on the tables of Status of Loans by Industry and Status of Loans by Nationality of Borrowers.

○ Disposal of Non-Performing Loans in the Fiscal Year ended March 31, 2005

Credit-related Costs in the consolidated figures decreased by ¥204.9 billion to ¥93.9 billion in comparison with the previous fiscal year as a result of the steady progress in revitalization and continued removal of problem loans from the balance sheet.

Credit-related Costs in the aggregated figures of the Three Banks decreased by ¥176.7 billion to ¥61.2 billion.

○ Credit-Related Costs

Credit-Related Costs (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Credit-related Costs	¥ 93.9	¥ 298.8	¥ (204.9)
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	231.9	302.7	(70.7)
Losses on Write-offs of Loans	161.4	209.5	(48.0)
Provision for Reserve for Possible Losses on Loans	—	65.4	(65.4)
Reversal of Reserves for Possible Losses on Loans, etc.	(140.7)	(9.8)	(130.9)
Credit Costs for Trust Accounts	2.7	5.9	(3.2)

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

Credit-Related Costs (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2005	2004	Change
Credit-related Costs	¥ 61.2	¥ 237.9	¥ (176.7)
Credit Costs for Trust Accounts	2.7	5.9	(3.2)
Provision for (Reversal of) General Reserve for Possible Losses on Loans	(332.6)	(131.5)	(201.0)
Losses on Write-offs of Loans	163.6	173.1	(9.5)
Provision for Specific Reserve for Possible Losses on Loans	160.3	184.3	(23.9)
Losses on Sales of Loans to CCPC	—	0.7	(0.7)
Reversal of Reserve for Possible Losses on Loans Sold	—	(5.0)	5.0
Reversal of Reserve for Possible Losses on Support of Specific Borrowers	—	(3.2)	3.2
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(3.0)	(7.2)	4.1
Provision for (Reversal of) Reserve for Contingencies	8.5	(4.7)	13.2
Other Losses on Sales of Loans	61.7	25.6	36.0

Note: CCPC is the abbreviation for the Cooperative Credit Purchasing Company, Ltd.

○ Overview of Disclosure of NPLs at March 31, 2005 (the Three Banks) (Banking Accounts)

Billions of yen

1. Self-Assessment

Obligor \ Categorization	Category I (Non-Categorization)	Category II	Category III	Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 206.7	206.7 Collateral, Guarantees, etc.: 185.4 Reserve for Possible Losses: 21.2		**Reserve Ratio 100%**	**Direct Write-offs**
Intensive Control Obligors 804.2	683.4 Collateral, Guarantees, etc.: 313.0 Reserve for Possible Losses: 370.4		120.8 **Reserve Ratio 75.4%**	
Watch Obligors: Claims for Special Attention 474.9 (Special Attention Obligors)	**Reserve Ratio for Uncovered Portion 29.7%** Collateral, Guarantees, etc.: 152.6 Reserve for Possible Losses: 95.9			
Watch Obligors: Other Watch Obligors				
Normal Obligors				
Total 68,662.2				

Claims against Special Attention Obligors (Note 1)
- Coverage Ratio: 54.0%
- Reserve Ratio for Uncovered Portion: 31.9%
- Reserve Ratio against Entire Claim: 21.5%

Reserve Ratio against Total Claims
- Other Watch Obligors 8.28%
- Normal Obligors 0.11%

2. Disclosed Claims under the FRL

Claims against Bankrupt and Substantially Bankrupt Obligors 206.7 **Coverage Ratio 100%**
Claims with Collection Risk 804.2 **Coverage Ratio 84.9%**
Claims for Special Attention 474.9 **Coverage Ratio 52.3%**
Total Coverage Ratio 76.6%
Total 1,485.9

3. Non-Accrual, Past Due & Restructured Loans

Loans to Bankrupt Obligors 84.0
Non-Accrual Delinquent Loans 892.1
34.9 (Note 2)
Loans Past Due for 3 Months or More 27.7
Restructured Loans 446.9
Total 1,450.9

Notes: 1. Claims against Special Attention Obligors includes all claims, not limited to claims for Special Attention.
2. The difference between total Non-Accrual, Past Due and Restructuring Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

○ Outstanding Balance of NPLs

Status of Disclosed Claims

The Three Banks' aggregated figures of Disclosed Claims under the Financial Reconstruction Law (FRL) decreased by ¥1,695.3 billion (an approximately 53% decrease) from the end of the previous fiscal year to ¥1,495.6 billion. The classifications of those loans are shown in the table on page 92.

Of the total, Claims with Collection Risk or worse claims decreased by ¥453.4 billion to ¥1,015.3 billion as a result of measures for corporate revitalization and removal of NPLs from the balance sheet.

At the same time, Claims for Special Attention decreased by ¥1,241.9 billion (an approximately 72% decrease) to ¥480.2 billion, as a result of the steady progress in revitalization and the improved classification of some portion of Claims with Collection Risk due to a general improvement in the performance of corporate clients.

NPL Ratio

The aggregated NPL ratio for the Three Banks at the end of March 2005 decreased to 2.16%, less than half of the level at the end of the previous fiscal year.

As set forth in the Financial Revitalization Program announced in October 2002, major Japanese banks must reduce their NPL ratios by half by the end of March 2005. By September 2004, our group had already surpassed our target for reducing NPLs through the strict implementation of the Corporate Revitalization Project and removal of NPLs from the balance sheet. Further, by the end of March 2005, our NPL ratio stood at 2.16%, clearly proving that we have come very near to putting the NPL issue behind us.

○ Management of Loans

Credit Ratings

A 16-grade unified credit rating system is one of the most important elements of the Three Banks' risk management infrastructure.

In principle, credit ratings apply to all borrowers and are subject to regular reviews at least once a year to reflect promptly their term-end corporate results, as well as to special reviews required whenever a borrower's credit standing changes. This enables the group to monitor both individual borrowers and the status of the overall portfolio in a timely fashion. Since credit ratings are a primary phase of the self-assessment process described below, they are linked to the obligor classifications used in the self-assessment of assets.

Self-Assessment of Assets

Self-assessment of assets is one of the credit risk management measures that enables the group to ascertain actual asset status, in order to prepare for appropriate write-offs and provisions based on accounting principles.

Specifically, borrowers are categorized into five obligor classifications according to creditworthiness, then assets are classified into four categories according to asset recovery risk and risk of impairment (please refer to the Definition of Obligor Classifications and Definition of Categories of Self-assessment on the next page for details).

Write-Offs and Reserves

Write-offs and reserves are made according to obligor classifications and asset categories on the basis of the results of the self-assessment.

The results of write-offs and reserves at the end of March 2005 are described on page 87.

Definition of Obligor Classifications and Definition of Categories of Self-Assessment

<table>
<tr><th></th><th>Definition of Obligor Classifications</th><th>Category I (Non-Categorized)</th><th>Category II</th><th>Category III</th><th>Category IV (Non-Collateralized)</th></tr>
<tr><td>Normal Obligors</td><td>Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.</td><td>All credit given to Normal Obligors.</td><td></td><td></td><td></td></tr>
<tr><td>Watch Obligors</td><td>Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.</td><td rowspan="4">Credit to obligors which has pledged collateral or is covered by guarantees, considered of high quality, such as deposit collateral.</td><td>Credit given to Watch Obligors other than those included in Category I.</td><td></td><td></td></tr>
<tr><td>Intensive Control Obligors</td><td>Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).</td><td rowspan="3">Credit to obligors which is covered by general collateral, such as real estate and guarantees.</td><td>Credit given to Intensive Control Obligors other than those included in Category I and Category II.</td><td></td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td>Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.</td><td rowspan="2">The difference between the assessed value and market value of collateral on credit to Bankrupt and Substantially Bankrupt Obligors (i.e., the portion of loans for which final collection problems or losses are anticipated).</td><td rowspan="2">Credit to Bankrupt and Substantially Bankrupt Obligors, other than those in Category I, Category II and Category III (credit that is judged to be unrecoverable or without value).</td></tr>
<tr><td>Bankrupt Obligors</td><td>Obligors who have already gone bankrupt, from both a legal and/or formal perspective.</td></tr>
</table>

Method for Write-Offs and Reserves

<table>
<tr><td>Normal Obligors</td><td>Calculate the value of estimated loss based on the probability of failure over the coming year for loans by credit rating and appropriate it for the General Reserve for Possible Losses on Loans.</td></tr>
<tr><td>Watch Obligors</td><td>Calculate the estimated loss on loans based on the probability of failure over the next three years and appropriate it for the General Reserve for Possible Losses on Loans. Further, in regard to Special Attention Obligors, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.</td></tr>
<tr><td>Intensive Control Obligors</td><td>Provide an amount for Specific Reserve for Possible Losses on Loans as calculated by one of the following methods after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims: a) an amount calculated based on the overall ability of the borrower to pay, or b) the estimated loss calculated on the basis of the balance and the probability of failure over the next three years.
Further, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.</td></tr>
<tr><td>Substantially Bankrupt Obligors</td><td rowspan="2">Provide the entire balance after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims for Specific Reserve for Possible Losses on Loans, or write-off the entire balance.</td></tr>
<tr><td>Bankrupt Obligors</td></tr>
</table>

○ Credit Management

Credit Operations Standard

The Credit Operations Standard stipulates the basic stance for all senior executive officers and employees of the group engaged in credit operations. Fundamental credit operations policies are determined therein in light of the appropriate public and social roles of the bank, including social principles, safety principles, growth principles and earnings principles.

Credit Examination

In order to improve the quality of assets, it is extremely important to manage credit on a daily basis so as to prevent the occurrence of NPLs.

Basically each business promotion division and branch responsible is to conduct an impartial analysis and examination of each credit application separately, and matters that exceed the authority of the division or branch general manager are to be examined by head office credit divisions. Industry-specific, customer size-specific and region-specific credit divisions have been established, and they are able promptly to conduct specialized examinations depending on the characteristics of the customer and market, and provide business promotion divisions and branches with appropriate advice.

From the point of view of preventing the occurrence of new NPLs, particularly where there is a low credit rating indicating high downside risk, the business promotion division and branch work jointly with the credit divisions to clarify credit policy, and at the same time, work to provide support for the early revitalization of the customer.

○ Treatment of NPLs

Centralized management of recovery and final disposal of NPLs by a specialized division facilitate continued efforts to revitalize corporations and collect debts through a disposal of collateral.

The division works to strengthen management and collection systems and realize efficient and expeditious disposals by utilizing schemes for corporate revitalization including transfer of business and M&A, bulk sales of NPLs and working with the RCC (Resolution and Collection Corporation).

Mizuho Saiken Kaishu Co., Ltd., a servicer of the group, mainly collects NPLs for the group banks and affiliated companies.

○ Activities in Corporate Revitalization

The group considers support for corporate revitalization to be an important mission for a financial institution, and it is doing its utmost as a group to provide such support.

After announcing its Corporate Revitalization Project in May 2003, the group has made steady progress in the corporate reconstruction of its customers through corporate splits and transfer of operations, and improving customers' financial position by underwriting their preferred shares or using DES (Debt Equity Swaps).

As a result, necessary measures were taken for each of the approximately 1,000 companies that were transferred to MHFG's financial subsidiaries specializing in corporate revitalization, allowing the group to bring the project to an end one year ahead of schedule.

○ Status of Disclosed Claims under the Financial Reconstruction Law (FRL)

Disclosed Claims under the FRL (Consolidated)

(Consolidated)

Billions of yen

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 251.6	¥ 466.1	¥ (214.5)
Claims with Collection Risk	859.0	1,084.1	(225.1)
Claims for Special Attention	476.5	1,719.4	(1,242.9)
Total	¥ 1,587.1	¥ 3,269.7	¥ (1,682.5)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 1,042.5	¥ 1,379.0	¥ (336.5)

(Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 2.8	¥ 4.2	¥ (1.4)
Claims with Collection Risk	1.5	3.8	(2.3)
Claims for Special Attention	5.3	15.5	(10.2)
Total	¥ 9.6	¥ 23.6	¥ (13.9)

(Consolidated and Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 254.4	¥ 470.3	¥ (215.9)
Claims with Collection Risk	860.5	1,087.9	(227.4)
Claims for Special Attention	481.8	1,735.0	(1,253.1)
Total	¥ 1,596.8	¥ 3,293.3	¥ (1,696.5)

Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 209.5	¥ 435.9	¥ (226.4)
Claims with Collection Risk	805.8	1,032.8	(227.0)
Claims for Special Attention	480.2	1,722.2	(1,241.9)
Subtotal	**1,495.6**	**3,191.0**	**(1,695.3)**
Normal Claims	67,600.3	69,313.7	(1,713.4)
Total	¥ 69,095.9	¥ 72,504.7	¥ (3,408.8)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 865.4	¥ 1,176.1	¥ (310.7)

Ratio of Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

%

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	0.30%	0.60%	(0.29)%
Claims with Collection Risk	1.16	1.42	(0.25)
Claims for Special Attention	0.69	2.37	(1.68)
Subtotal	**2.16**	**4.40**	**(2.23)**
Normal Claims	97.83	95.59	2.23
Total	100.00%	100.00%	/

Note: Above figures are presented net of partial direct write-offs.

Disclosed Claims under the FRL and Coverage Amount (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2005	2004	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	**¥ 206.7**	**¥ 431.7**	**¥ (225.0)**
Collateral, Guarantees, and equivalent	185.4	389.6	(204.2)
Reserve for Possible Losses	21.2	42.0	(20.7)
Claims with Collection Risk	**804.2**	**1,028.9**	**(224.7)**
Collateral, Guarantees, and equivalent	313.0	409.9	(96.9)
Reserve for Possible Losses	370.4	488.8	(118.4)
Claims for Special Attention	**474.9**	**1,706.6**	**(1,231.7)**
Collateral, Guarantees, and equivalent	152.6	726.5	(573.9)
Reserve for Possible Losses	95.9	406.8	(310.9)
Total	¥ 1,485.9	¥ 3,167.3	¥ (1,681.4)
Collateral, Guarantees, and equivalent	651.0	1,526.2	(875.1)
Reserve for Possible Losses	487.6	937.8	(450.1)

Note: Above figures are presented net of partial direct write-offs.

Coverage on Disclosed Claims under the FRL (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2005	2004	Change
Coverage Amount	¥ 1,138.7	¥ 2,464.0	¥ (1,325.3)
Reserve for Possible Losses on Loans	487.6	937.8	(450.1)
Collateral, Guarantees, and equivalent	651.0	1,526.2	(875.1)
Coverage Ratio	76.6%	77.7%	(1.1)%
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	100.0	—
Claims with Collection Risk	84.9	87.3	(2.3)
Claims for Special Attention	52.3	66.4	(14.0)
(Claims against Special Attention Obligors)	54.0	66.3	(12.3)
Reserve Ratio against Non-collateralized Claims			
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0%	100.0%	—%
Claims with Collection Risk	75.4	78.9	(3.5)
Claims for Special Attention	29.7	41.5	(11.7)
(Claims against Special Attention Obligors)	31.9	41.2	(9.3)
(Reference) Reserve Ratio			
Claims against Special Attention Obligors	21.56%	23.64%	(2.08)%
Claims against Watch Obligors excluding Claims against Special Attention Obligors	8.28	10.38	(2.09)
Claims against Normal Obligors	0.11	0.13	(0.02)

Note: Above figures are presented net of partial direct write-offs.

○ Status of Non-Accrual, Past Due & Restructured Loans (Consolidated)

(Consolidated)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2005	2004	Change
Loans to Bankrupt Obligors	¥ 89.7	¥ 177.8	¥ (88.1)
Non-Accrual Delinquent Loans	971.8	1,284.0	(312.1)
Loans Past Due for 3 Months or More	27.7	24.9	2.8
Restructured Loans	448.5	1,694.2	(1,245.7)
Total	**¥ 1,537.9**	**¥ 3,181.1**	**¥ (1,643.1)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 1,015.4	¥ 1,353.2	¥ (337.7)

Ratio to Total Loans

%

At March 31,	2005	2004	Change
Loans to Bankrupt Obligors	0.14%	0.26%	(0.12)%
Non-Accrual Delinquent Loans	1.54	1.93	(0.39)
Loans Past Due for 3 Months or More	0.04	0.03	0.00
Restructured Loans	0.71	2.55	(1.84)
Non-Accrual, Past Due & Restructured Loans / Total Loans	**2.44%**	**4.80%**	**(2.36)%**

Note: Above figures are presented net of partial direct write-offs.

Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2005	2004	Change
Reserves for Possible Losses on Loans	**¥ 1,146.7**	**¥ 1,850.5**	**¥ (703.7)**
General Reserve for Possible Losses on Loans	637.3	1,175.8	(538.5)
Specific Reserve for Possible Losses on Loans	503.9	666.2	(162.3)
Reserve for Possible Losses on Loans to Restructuring Countries	5.5	8.4	(2.9)
Reserve for Possible Losses on Support of Specific Borrowers	—	—	—

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 1,042.7	¥ 1,379.6	¥ (336.9)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

%

At March 31,	2005	2004	Change
After Partial Direct Write-offs	74.56%	58.17%	16.39%

Note: Reserve Ratio = (Reserves for Possible Losses on Loans + Reserve for Possible Losses on Support of Specific Borrowers) / Total Non-Accrual, Past Due & Restructured Loans.

(Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

At March 31,	2005	2004	Change
			Billions of yen
Loans to Bankrupt Obligors	¥ 1.2	¥ 2.0	¥ (0.7)
Non-Accrual Delinquent Loans	3.2	6.1	(2.8)
Loans Past Due for 3 Months or More	0.0	0.2	(0.1)
Restructured Loans	5.1	15.2	(10.1)
Total	¥ 9.6	¥ 23.6	¥ (13.9)

Ratio to Total Loans

At March 31,	2005	2004	Change
			%
Loans to Bankrupt Obligors	0.29%	0.34%	(0.05)%
Non-Accrual Delinquent Loans	0.73	1.04	(0.31)
Loans Past Due for 3 Months or More	0.02	0.04	(0.02)
Restructured Loans	1.18	2.62	(1.44)
Non-Accrual, Past Due & Restructured Loans / Total Loans	2.23%	4.06%	(1.83)%

(Consolidated and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

At March 31,	2005	2004	Change
			Billions of yen
Loans to Bankrupt Obligors	¥ 91.0	¥ 179.9	¥ (88.8)
Non-Accrual Delinquent Loans	975.1	1,290.1	(315.0)
Loans Past Due for 3 Months or More	27.8	25.1	2.6
Restructured Loans	453.6	1,709.5	(1,255.8)
Total	¥ 1,547.6	¥ 3,204.7	¥ (1,657.1)

Note: Above figures are presented net of partial direct write-offs.

Ratio to Total Loans

At March 31,	2005	2004	Change
			%
Loans to Bankrupt Obligors	0.14%	0.26%	(0.12)%
Non-Accrual Delinquent Loans	1.53	1.93	(0.39)
Loans Past Due for 3 Months or More	0.04	0.03	0.00
Restructured Loans	0.71	2.55	(1.84)
Non-Accrual, Past Due & Restructured Loans / Total Loans	2.44%	4.79%	(2.35)%

Note: Above figures are presented net of partial direct write-offs.

○ Status of Non-Accrual, Past Due & Restructured Loans (the Three Banks)

(Banking Accounts and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2005	2004	Change
Loans to Bankrupt Obligors	¥ 85.3	¥ 173.3	¥ (87.9)
Non-Accrual Delinquent Loans	895.3	1,221.8	(326.4)
Loans Past Due for 3 Months or More	27.8	25.1	2.6
Restructured Loans	452.1	1,696.7	(1,244.6)
Total	¥ 1,460.6	¥ 3,117.0	¥ (1,656.3)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 840.1	¥ 1,152.5	¥ (312.3)

Ratio to Total Loans

%

At March 31,	2005	2004	Change
Loans to Bankrupt Obligors	0.13%	0.25%	(0.12)%
Non-Accrual Delinquent Loans	1.41	1.83	(0.41)
Loans Past Due for 3 Months or More	0.04	0.03	0.00
Restructured Loans	0.71	2.54	(1.82)
Non-Accrual, Past Due & Restructured Loans / Total Loans	2.31%	4.67%	(2.35)%

Note: Above figures are presented net of partial direct write-offs.

Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2005	2004	Change
Reserves for Possible Losses on Loans	¥ 980.6	¥ 1,653.5	¥ (672.9)
General Reserve for Possible Losses on Loans	579.4	1,109.3	(529.8)
Specific Reserve for Possible Losses on Loans	395.6	535.7	(140.1)
Reserve for Possible Losses on Loans to Restructuring Countries	5.5	8.4	(2.9)
Reserve for Possible Losses on Support of Specific Borrowers	—	—	—

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2005	2004	Change
Amount of Partial Direct Write-offs	¥ 865.6	¥ 1,176.6	¥ (310.9)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

%

At March 31,	2005	2004	Change
After Partial Direct Write-offs	67.58%	53.45%	14.12%

Note: Reserve Ratio = (Reserves for Possible Losses on Loans + Reserve for Possible Losses on Support of Specific Borrowers) / Total Non-Accrual, Past Due & Restructured Loans.

○ Status of Loans by Industry

Outstanding Balances by Industry (Consolidated)

Billions of yen, %

At March 31,	2005 Outstanding Balance	2005 Composition	2004 Outstanding Balance	2004 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	¥ 58,265.6	100.00%	¥ 62,071.4	100.00%	¥ (3,805.7)	/
Manufacturing	7,511.0	12.89	8,759.8	14.11	(1,248.7)	(1.22)%
Agriculture	44.2	0.08	55.1	0.09	(10.8)	(0.01)
Forestry	1.3	0.00	1.9	0.00	(0.5)	0.00
Fishery	6.0	0.01	8.3	0.01	(2.3)	0.00
Mining	136.8	0.24	123.7	0.20	13.1	0.04
Construction	1,621.7	2.78	1,939.6	3.12	(317.8)	(0.34)
Utilities	988.3	1.70	943.9	1.52	44.3	0.18
Communication	884.0	1.52	1,101.3	1.78	(217.2)	(0.26)
Transportation	2,966.1	5.09	3,066.8	4.94	(100.6)	0.15
Wholesale & Retail	6,909.0	11.86	7,824.2	12.61	(915.1)	(0.75)
Finance & Insurance	6,457.3	11.08	6,885.8	11.09	(428.5)	(0.01)
Real Estate	6,585.8	11.30	6,862.0	11.06	(276.1)	0.24
Service Industries	9,889.1	16.97	10,299.9	16.59	(410.8)	0.38
Local Government	430.2	0.74	365.0	0.59	65.2	0.15
Other	13,834.3	23.74	13,833.7	22.29	0.5	1.45
Overseas Total (including Loans Booked Offshore)	4,651.6	100.00	4,134.4	100.00	517.2	/
Governments	157.7	3.39	148.0	3.58	9.6	(0.19)
Financial Institutions	642.8	13.82	367.3	8.89	275.5	4.93
Other	3,851.0	82.79	3,618.9	87.53	232.0	(4.74)
Total	¥ 62,917.3	/	¥ 66,205.8	/	¥ (3,288.5)	/

Note: Domestic Total = MHFG and its domestic consolidated subsidiaries (excluding their overseas offices).
Overseas Total = Overseas offices of MHFG's domestic consolidated subsidiaries and MHFG's overseas consolidated subsidiaries.

Outstanding Balances by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2005 Outstanding Balance	2005 Composition	2004 Outstanding Balance	2004 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	¥ 59,700.4	100.00%	¥ 63,570.9	100.00%	¥ (3,870.5)	/
Manufacturing	7,550.7	12.65	8,860.3	13.94	(1,309.5)	(1.29)%
Agriculture	44.2	0.07	55.1	0.09	(10.8)	(0.02)
Forestry	1.3	0.00	1.9	0.00	(0.5)	0.00
Fishery	6.0	0.01	8.8	0.01	(2.8)	0.00
Mining	138.1	0.23	125.8	0.20	12.3	0.03
Construction	1,646.9	2.76	1,963.0	3.09	(316.0)	(0.33)
Utilities	1,057.2	1.77	1,031.4	1.62	25.7	0.15
Communication	892.2	1.50	1,111.3	1.75	(219.1)	(0.25)
Transportation	3,027.1	5.07	3,151.1	4.96	(124.0)	0.11
Wholesale & Retail	6,929.1	11.61	7,834.7	12.33	(905.5)	(0.72)
Finance & Insurance	6,982.9	11.70	7,445.7	11.71	(462.7)	(0.01)
Real Estate	6,598.2	11.05	6,931.2	10.90	(333.0)	0.15
Service Industries	9,945.3	16.66	10,368.7	16.31	(423.3)	0.35
Local Government	478.5	0.80	413.3	0.65	65.1	0.15
Other	14,401.9	24.12	14,267.8	22.44	134.0	1.68
Overseas Total (including Loans Booked Offshore)	4,192.9	100.00	3,815.2	100.00	377.7	/
Governments	154.8	3.69	143.9	3.77	10.8	(0.08)
Financial Institutions	632.2	15.08	401.2	10.52	230.9	4.56
Other	3,405.8	81.23	3,270.0	85.71	135.8	(4.48)
Total	¥ 63,893.4	/	¥ 67,386.2	/	¥ (3,492.8)	/

Disclosed Claims under the FRL by Industry and Coverage Ratio (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2005 Disclosed Claims under the FRL	2005 Coverage Ratio	2004 Disclosed Claims under the FRL	2004 Coverage Ratio	Change Disclosed Claims under the FRL	Change Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	¥ 1,425.8	77.3%	¥ 3,057.8	78.0%	¥ (1,631.9)	(0.6)%
Manufacturing	116.2	78.7	517.8	85.3	(401.6)	(6.5)
Agriculture	0.7	93.0	2.6	97.2	(1.8)	(4.2)
Forestry	—	—	0.2	50.7	(0.2)	(50.7)
Fishery	0.0	100.0	2.2	92.0	(2.2)	7.9
Mining	—	—	0.8	99.3	(0.8)	(99.3)
Construction	97.5	82.2	194.2	68.4	(96.7)	13.7
Utilities	1.0	100.0	1.2	93.7	(0.2)	6.2
Communication	11.8	68.4	34.9	76.3	(23.1)	(7.9)
Transportation	76.8	68.5	56.0	72.7	20.7	(4.2)
Wholesale & Retail	335.1	69.1	846.2	77.9	(511.0)	(8.8)
Finance & Insurance	8.3	76.1	55.9	54.0	(47.5)	22.0
Real Estate	294.7	85.7	502.3	82.4	(207.5)	3.2
Service Industries	275.9	68.9	480.5	67.8	(204.6)	1.0
Local Government	—	—	—	—	—	—
Other	207.5	90.5	362.4	84.4	(154.9)	6.1
Overseas Total (including Loans Booked Offshore)	69.7	61.8	133.1	74.1	(63.4)	(12.3)
Governments	10.5	24.4	10.7	25.4	(0.2)	(1.0)
Financial Institutions	0.6	100.0	1.0	83.3	(0.3)	16.6
Other	58.5	68.0	121.3	78.4	(62.7)	(10.3)
Total	¥ 1,495.6	76.6%	¥ 3,191.0	77.7%	¥ (1,695.3)	(1.1)%

Non-Accrual, Past Due and Restructured Loans by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Domestic Total (excluding Loans Booked Offshore)	¥ 1,396.0	¥ 2,988.8	¥ (1,592.8)
Manufacturing	113.4	515.7	(402.2)
Agriculture	0.7	2.6	(1.8)
Forestry	—	0.2	(0.2)
Fishery	—	2.2	(2.2)
Mining	—	0.3	(0.3)
Construction	92.0	174.5	(82.5)
Utilities	0.3	0.4	(0.1)
Communication	11.7	32.2	(20.5)
Transportation	76.0	55.8	20.2
Wholesale & Retail	331.9	829.3	(497.3)
Finance & Insurance	8.3	55.8	(47.5)
Real Estate	291.8	500.4	(208.6)
Service Industries	274.8	474.9	(200.0)
Local Government	—	—	—
Other	194.6	343.9	(149.2)
Overseas Total (including Loans Booked Offshore)	64.6	128.1	(63.5)
Governments	10.5	10.7	(0.2)
Financial Institutions	—	0.3	(0.3)
Other	54.1	117.0	(62.8)
Total	¥ 1,460.6	¥ 3,117.0	¥ (1,656.3)

○ Status of Loans by Nationality of Borrowers

Loans to Foreign Governments, and equivalent, by Country (Consolidated)

At March 31,	Billions of yen, % 2005
Indonesia	¥ 41.1
Others (5 Countries)	0.3
Total	¥ 41.4
Ratio to Total Assets	0.02%

At March 31,	Billions of yen, % 2004
Indonesia	¥ 51.0
Others (5 Countries)	0.3
Total	¥ 51.4
Ratio to Total Assets	0.03%

Note: Listed are loans to the government and related agents in restructuring countries for which Reserves for Possible Losses on Loans to Restructuring Countries are accounted as stipulated under JICPA Banking Audit Committee Report No. 4.

Balance of Loans to Restructuring Countries (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, Number of countries

At March 31,	2005	2004	Change
Loan Amount	¥ 51.4	¥ 54.9	¥ (3.5)
Number of Restructuring Countries	6	6	—

Notes: 1. Loans are subject to Reserve for Possible Losses on Loans to Restructuring Countries under JICPA Banking Audit Commitee Report No. 4.
2. "Number of Restructuring Countries" indicates the number of countries whose loans are subject to the above Reserves and are accounted for on the balance sheets of the Three Banks.

Outstanding Balances and Non-Accrual, Past Due and Restructured Loans by Nationality of Borrowers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	2005		2004		Change	
At March 31,	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	¥ 1,335.8	¥ 26.0	¥ 1,159.3	¥ 40.5	¥ 176.5	¥ (14.4)
China	268.9	0.4	199.3	2.4	69.6	(1.9)
Thailand	211.6	4.8	195.5	10.1	16.1	(5.3)
Hong Kong	204.0	2.3	198.2	2.5	5.8	(0.2)
Central and South America	903.8	2.9	775.9	5.7	127.8	(2.8)
North America	1,544.7	38.6	1,641.3	150.8	(96.6)	(112.1)
Eastern Europe	39.4	—	29.4	0.9	9.9	(0.9)
Western Europe	933.0	7.5	815.9	20.5	117.0	(13.0)
Other	401.9	26.5	379.5	7.4	22.4	19.1
Total	¥ 5,158.9	¥ 101.7	¥ 4,801.6	¥ 226.0	¥ 357.2	¥ (124.3)

○ Results of Removal of NPLs from the Balance Sheet

Outstanding Balances of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL) (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	At September 30, 2001	At March 31, 2002	At September 30, 2002	At March 31, 2003	At September 30, 2003	At March 31, 2004	At September 30, 2004 (a)	At March 31, 2005 (b)	Change (b)-(a)
Amount Categorized as Problem Assets before September 30, 2001	**¥ 4,804.5**	**¥ 2,113.6**	**¥ 1,605.9**	**¥ 607.7**	**¥ 455.6**	**¥ 261.3**	**¥ 170.1**	**¥ 84.5**	**¥ (85.6)**
of which the amount in the process of being removed from the balance sheet			*514.5*	*266.1*	*216.7*	*132.9*	*96.8*	*56.1*	*(40.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors	1,595.9	812.2	640.2	330.9	261.4	148.6	113.1	57.4	(55.7)
Claims with Collection Risk	3,208.6	1,301.4	965.7	276.7	194.2	112.6	57.0	27.1	(29.9)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2001		**1,236.6**	**664.4**	**236.4**	**168.7**	**89.4**	**87.9**	**18.4**	**(69.5)**
of which the amount in the process of being removed from the balance sheet			*165.4*	*88.8*	*61.1*	*33.8*	*17.4*	*5.8*	*(11.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors		313.3	172.8	124.7	90.1	56.8	35.9	9.0	(26.9)
Claims with Collection Risk		923.3	491.6	111.7	78.5	32.5	51.9	9.4	(42.5)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2002			**589.1**	**226.5**	**149.2**	**78.9**	**44.5**	**19.2**	**(25.2)**
of which the amount in the process of being removed from the balance sheet			*71.8*	*44.8*	*45.9*	*27.3*	*23.0*	*3.7*	*(19.2)*
Claims against Bankrupt and Substantially Bankrupt Obligors			85.0	70.2	69.0	31.4	23.7	4.9	(18.8)
Claims with Collection Risk			504.0	156.2	80.2	47.5	20.7	14.3	(6.4)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2002				**809.5**	**603.5**	**321.0**	**187.8**	**49.0**	**(138.8)**
of which the amount in the process of being removed from the balance sheet				*57.0*	*74.0*	*45.2*	*32.6*	*15.9*	*(16.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors				89.1	82.1	83.4	62.9	30.8	(32.0)
Claims with Collection Risk				720.3	521.4	237.6	124.9	18.1	(106.7)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2003					**390.3**	**192.0**	**95.3**	**37.0**	**(58.3)**
of which the amount in the process of being removed from the balance sheet					*40.9*	*23.4*	*20.8*	*11.3*	*(9.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors					45.7	28.1	23.5	9.5	(13.9)
Claims with Collection Risk					344.5	163.9	71.8	27.4	(44.4)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2003						**525.9**	**161.1**	**60.4**	**(100.6)**
of which the amount in the process of being removed from the balance sheet						*83.7*	*62.7*	*25.8*	*(36.8)*
Claims against Bankrupt and Substantially Bankrupt Obligors						87.3	75.1	31.2	(43.8)
Claims with Collection Risk						438.5	86.0	29.1	(56.8)
Amount Newly Categorized as Problem Assets during the First Half of Fiscal 2004							**515.7**	**72.3**	**(443.4)**
of which the amount in the process of being removed from the balance sheet							*39.9*	*25.6*	*(14.3)*
Claims against Bankrupt and Substantially Bankrupt Obligors							65.8	26.3	(39.5)
Claims with Collection Risk							449.9	46.0	(403.9)
Amount Newly Categorized as Problem Assets during the Second Half of Fiscal 2004								**674.1**	**674.1**
of which the amount in the process of being removed from the balance sheet								*24.1*	*24.1*
Claims against Bankrupt and Substantially Bankrupt Obligors								40.1	40.1
Claims with Collection Risk								634.0	634.0
Total	**¥ 4,804.5**	**¥ 3,350.3**	**¥ 2,859.6**	**¥ 1,880.2**	**¥ 1,767.6**	**¥ 1,468.7**	**¥ 1,262.8**	**¥ 1,015.3**	**¥(247.4)**
of which the amount in the process of being removed from the balance sheet			*751.8*	*456.9*	*438.8*	*346.6*	*293.4*	*168.7*	*(124.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors	1,595.9	1,125.5	898.1	615.1	548.6	435.9	400.2	209.5	(190.6)
Claims with Collection Risk	3,208.6	2,224.8	1,961.4	1,265.0	1,218.9	1,032.8	862.5	805.8	(56.7)

Progress in Removal of Problem Assets from the Balance Sheet (Accumulated Removal Amount and Removal Ratio) (the Three Banks) (Banking Accounts and Trust Accounts)

	Billions of yen			%		
	Amount	Balance at March 31, 2005	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio	Progress measured against target of the Emergency Economic Policy Package
As of September 30, 2001	¥ 4,804.5	¥ 84.5	¥ 4,720.0	98.2%	99.4%	almost completed
Second Half of Fiscal 2001	1,236.6	18.4	1,218.2	98.5	98.9	almost completed
First Half of Fiscal 2002	589.1	19.2	569.8	96.7	97.3	more than 80%
Second Half of Fiscal 2002	809.5	49.0	760.4	93.9	95.9	more than 80%
First Half of Fiscal 2003	390.3	37.0	353.2	90.5	93.4	more than 50%
Second Half of Fiscal 2003	525.9	60.4	465.4	88.5	93.4	more than 50%
First Half of Fiscal 2004	515.7	72.3	443.4	85.9	90.9	—
Second Half of Fiscal 2004	674.1	674.1	/	/	/	/
Total	¥ 9,546.1	¥ 1,015.3	¥ 8,530.8	/	/	/

Note: Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Under the government's Emergency Economic Policy Package announced in April 2001, major banks are required to remove Claims against Intensive Control Obligors or worse (under the FRL, Claims with Collection Risk or worse claims) from their balance sheets by the end of March 2003 for claims originated before the first half of 2000. For new claims, half are required to be removed within one year, 80% within two years and complete removal is required within three years.

Therefore, the group has proceeded with thorough collection and final disposal of NPLs as well as improvement in the classification of claims through corporate revitalization.

These measures removed approximately ¥1.6 trillion in NPLs in fiscal 2004. As a result, based on the Emergency Economic Policy Package, the removal ratio for loans due for disposal by the end of March 2005 has reached 98%, including the amount which was in the process of being removed from the balance sheet, so removal from the balance sheet is almost complete.

The group substantially surpassed its targets for the first two consecutive fiscal years, achieving at least 90%.

The group will steadily proceed with removal of NPLs.

Breakdown of Reasons for Removal of Problem Assets from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Problem Assets Newly Categorized as Problem Assets							Amount Removed
	Accumulated as of September 30, 2001	Second Half of Fiscal 2001	First Half of Fiscal 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	from BS in the Second Half of Fiscal 2004
Liquidation	¥ (101.4)	¥ (8.9)	¥ (2.7)	¥ (18.4)	¥ (7.2)	¥ (21.2)	¥ (0.1)	¥ (160.3)
Restructuring	(3.9)	(5.9)	(3.5)	(0.0)	(0.2)	(1.6)	(83.2)	(98.6)
Improvement in Business Performance due to Restructuring	(2.3)	—	—	—	(0.0)	(0.0)	(0.5)	(2.9)
Securitization	(135.5)	(28.4)	(37.6)	(84.9)	(49.9)	(64.4)	(101.5)	(502.5)
Direct Write-off	198.0	38.1	27.5	25.2	30.9	44.7	(1.6)	363.0
Other	(40.2)	(64.2)	(8.8)	(60.5)	(31.8)	(57.9)	(256.3)	(520.0)
Debt Recovery	(34.1)	(24.8)	(6.2)	(44.6)	(16.5)	(47.9)	(117.1)	(291.4)
Improvement in Business Performance	(6.1)	(39.4)	(2.5)	(15.8)	(15.3)	(10.0)	(139.1)	(228.6)
Total	¥ (85.6)	¥ (69.5)	¥ (25.2)	¥ (138.8)	¥ (58.3)	¥ (100.6)	¥ (443.4)	¥ (921.6)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Breakdown of Amount Removed							Accumulated
	Up to Second Half of Fiscal 2001*	First Half of Fiscal 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	Second Half of Fiscal 2004	from Second Half of Fiscal 2000
Liquidation	¥ (557.5)	¥ (190.2)	¥ (214.5)	¥ (20.6)	¥ (129.5)	¥ (27.3)	¥ (160.3)	¥ (1,300.1)
Restructuring	(442.7)	(235.2)	(316.5)	(46.4)	(320.8)	(139.5)	(98.6)	(1,600.0)
Improvement in Business Performance due to Restructuring	(14.6)	(47.8)	(58.7)	(6.4)	(43.9)	(0.5)	(2.9)	(175.2)
Securitization	(741.5)	(237.9)	(1,658.1)	(116.0)	(411.9)	(254.1)	(502.5)	(3,922.4)
Direct Write-off	426.4	324.6	1,010.7	19.3	519.6	128.6	363.0	2,792.5
Other	(1,360.9)	(693.2)	(551.5)	(332.6)	(438.1)	(428.7)	(520.0)	(4,325.4)
Debt Recovery	/	(387.5)	(390.8)	(224.2)	(313.7)	(160.7)	(291.4)	/
Improvement in Business Performance	/	(305.7)	(160.7)	(108.3)	(124.4)	(267.9)	(228.6)	/
Total	¥ (2,690.9)	¥(1,079.8)	¥(1,788.8)	¥ (502.9)	¥ (824.7)	¥ (721.7)	¥ (921.6)	¥ (8,530.8)

* From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2001.

Write-Offs of Loans (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2005	2004	Change
Write-offs of Loans	¥ 163.6	¥ 173.1	¥ (9.5)

Principal Amounts of NPLs Sold (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2005	2004	Change
Principal Amounts of NPLs Sold	¥ 831.4	¥ 548.1	¥ 283.2
Sales of Loans to RCC	42.7	54.4	(11.7)
Other Sales	788.7	493.7	295.0

Note: RCC is the abbreviation for the Resolution and Collection Corporation.

Debt Forgiveness (the Three Banks) (Banking Accounts and Trust Accounts)

Number of cases, Billions of yen

At March 31,	2005	2004	Change
Number of Cases of Forgiveness	15	22	(7)
Book Value	¥ 132.7	¥ 58.0	¥ 74.7

Note: The above figures do not include debt forgiveness following legal bankruptcy procedures.

Financial Data of Mizuho Financial Group, Inc.

Report of Independent Auditors

ERNST & YOUNG SHINNIHON

The Board of Directors
Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and consolidated subsidiaries (the "Company") as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and consolidated subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

Ernst & Young ShinNihon.

June 28, 2005

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars (Note 1)
At March 31,	2005	2004	2005
Assets			
Cash and Due from Banks (Notes 12, 32 and 37)	¥ 6,808,965	¥ 6,813,510	$ 63,392,285
Call Loans and Bills Purchased	397,507	1,008,716	3,700,844
Receivables under Resale Agreements	5,004,683	4,392,105	46,594,204
Guarantee Deposits Paid under Securities Borrowing Transactions	8,680,334	7,970,608	80,814,960
Other Debt Purchased (Note 37)	1,007,826	835,573	9,382,986
Trading Assets (Notes 4, 12 and 37)	11,047,601	8,016,509	102,854,499
Money Held in Trust (Note 37)	28,679	27,863	267,009
Securities (Notes 5, 12 and 37)	36,047,035	32,071,624	335,602,229
Loans and Bills Discounted (Notes 6 and 12)	62,917,336	66,205,868	585,767,958
Foreign Exchange Assets (Notes 7 and 12)	716,907	608,792	6,674,496
Other Assets (Notes 8 and 12)	5,577,985	5,496,845	51,931,715
Premises and Equipment (Notes 9, 12 and 23)	1,028,082	1,143,807	9,571,573
Deferred Debenture Charges (Note 10)	303	446	2,829
Deferred Tax Assets (Note 34)	1,036,907	1,361,766	9,653,733
Customers' Liabilities for Acceptances and Guarantees (Note 22)	3,928,176	3,647,613	36,571,794
Reserves for Possible Losses on Loans (Note 11)	(1,146,797)	(1,850,586)	(10,676,823)
Reserve for Possible Losses on Investments	(5,300)	(975)	(49,345)
Total Assets	**¥ 143,076,236**	**¥ 137,750,091**	**$ 1,332,056,946**
Liabilities, Minority Interests and Shareholders' Equity			
Liabilities			
Deposits (Notes 12 and 13)	¥ 80,368,058	¥ 77,487,475	$ 748,236,276
Debentures (Note 14)	7,795,073	9,459,514	72,573,068
Call Money and Bills Sold (Notes 12 and 15)	8,359,912	8,680,595	77,831,789
Payables under Repurchase Agreements (Note 12)	8,357,544	8,031,106	77,809,742
Guarantee Deposits Received under Securities Lending Transactions (Note 12)	7,635,035	8,161,802	71,083,100
Commercial Paper (Note 16)	1,397,200	837,800	13,008,100
Trading Liabilities (Note 4)	7,942,784	6,070,833	73,948,279
Borrowed Money (Notes 12 and 17)	2,634,433	1,643,343	24,526,890
Foreign Exchange Liabilities (Note 7)	292,905	352,136	2,726,983
Short-term Bonds	260,300	180,000	2,423,424
Bonds and Notes (Note 18)	2,356,972	2,359,370	21,943,694
Due to Trust Accounts	1,367,569	1,360,532	12,732,240
Other Liabilities (Notes 12 and 19)	5,092,621	4,406,174	47,412,920
Reserve for Bonus Payments	34,475	37,917	320,975
Reserve for Employee Retirement Benefits (Note 20)	37,137	31,979	345,752
Reserve for Contingencies	10,108	132,739	94,107
Reserves under Special Laws (Note 21)	1,834	1,372	17,077
Deferred Tax Liabilities (Note 34)	34,016	28,792	316,702
Deferred Tax Liabilities for Revaluation Reserve for Land (Note 23)	135,984	158,467	1,266,035
Acceptances and Guarantees (Note 22)	3,928,176	3,647,613	36,571,794
Total Liabilities	**138,042,144**	**133,069,567**	**1,285,188,947**
Minority Interests	**1,128,364**	**1,036,127**	**10,505,213**
Shareholders' Equity			
Common Stock and Preferred Stock (Note 24)	1,540,965	1,540,965	14,346,569
Capital Surplus	1,022,571	1,262,526	9,520,264
Retained Earnings	1,048,530	462,594	9,761,947
Revaluation Reserve for Land, net of Taxes (Note 23)	198,945	231,739	1,852,203
Net Unrealized Gains on Other Securities, net of Taxes (Note 37)	538,027	392,772	5,009,101
Foreign Currency Translation Adjustments	(48,757)	(112,067)	(453,942)
Treasury Stock (Note 24)	(394,555)	(134,134)	(3,673,356)
Total Shareholders' Equity	**3,905,726**	**3,644,396**	**36,362,786**
Total Liabilities, Minority Interests and Shareholders' Equity	**¥ 143,076,236**	**¥ 137,750,091**	**$ 1,332,056,946**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2005
Income			
Interest Income (Note 25)	¥ 1,584,415	¥ 1,622,704	$ 14,751,096
Fiduciary Income	63,253	62,064	588,901
Fee and Commission Income	566,120	515,377	5,270,654
Trading Income (Note 26)	165,059	232,455	1,536,724
Other Operating Income (Note 27)	341,506	406,481	3,179,464
Other Income (Note 28)	735,297	503,872	6,845,712
Total Income	**3,455,653**	**3,342,957**	**32,172,551**
Expenses			
Interest Expenses (Note 25)	477,983	437,703	4,450,080
Fee and Commission Expenses	93,492	88,762	870,429
Trading Expenses	—	651	—
Other Operating Expenses (Note 29)	155,781	199,620	1,450,343
General and Administrative Expenses	1,091,348	1,125,905	10,160,582
Other Expenses (Note 30 and 31)	693,989	609,073	6,461,121
Total Expenses	**2,512,594**	**2,461,716**	**23,392,555**
Income before Income Taxes and Minority Interests	**943,059**	**881,240**	**8,779,996**
Income Taxes:			
Current	41,045	28,055	382,141
Refund	21,228	—	197,641
Deferred	235,227	387,855	2,190,000
Minority Interests in Net Income	60,630	58,347	564,478
Net Income	**¥ 627,383**	**¥ 406,982**	**$ 5,841,018**

Per Share of Common Stock

At March 31,	Yen 2005	Yen 2004	U.S. dollars (Note 1) 2005
Shareholders' Equity	¥ 131,016.15	¥ 61,980.34	$ 1,219.78
Net Income:			
Basic	54,625.61	36,153.27	508.57
Diluted	37,719.13	18,754.94	351.17
Cash Dividends	3,500.00	3,000.00	32.59

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Millions of yen

For the Fiscal Years ended March 31, 2005 and 2004	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings (Deficit)	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at April 1, 2003	¥ 1,540,965	¥ 2,599,552	¥(1,404,992)	¥ 380,120	¥ (24,600)	¥ (95,786)	¥(134,190)	¥ 2,861,066
Sale of Treasury Stock	—	269	—	—	—	—	56	325
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	(16,280)	—	(16,280)
Net Change in Unrealized Gains (Losses) on Other Securities, net of Taxes	—	—	—	—	417,373	—	—	417,373
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	145,456	(145,456)	—	—	—	—
Transfer to Deferred Tax Liabilities Related to Land Revaluation	—	—	—	(2,924)	—	—	—	(2,924)
Transfer to Retained Earnings	—	(1,337,295)	1,337,295	—	—	—	—	—
Cash Dividends	—	—	(22,147)	—	—	—	—	(22,147)
Net Income	—	—	406,982	—	—	—	—	406,982
Balance at March 31, 2004	¥ 1,540,965	¥ 1,262,526	¥ 462,594	¥ 231,739	¥ 392,772	¥ (112,067)	¥ (134,134)	¥ 3,644,396
Transactions of Treasury Stock (Common Stock)	—	28	—	—	—	—	(460)	(432)
Repurchase of Preferred Stock	—	—	—	—	—	—	(499,931)	(499,931)
Cancellation of Preferred Stock	—	(239,971)	—	—	—	—	239,971	—
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	63,309	—	63,309
Net Change in Unrealized Gains on Other Securities, net of Taxes	—	—	—	—	145,255	—	—	145,255
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	32,833	(32,833)	—	—	—	—
Transfer from Deferred Tax Liabilities Related to Land Revaluation	—	—	—	39	—	—	—	39
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(11)	—	—	—	—	—	(11)
Cash Dividends	—	—	(74,280)	—	—	—	—	(74,280)
Net Income	—	—	627,383	—	—	—	—	627,383
Balance at March 31, 2005	¥ 1,540,965	¥ 1,022,571	¥ 1,048,530	¥ 198,945	¥ 538,027	¥ (48,757)	¥ (394,555)	¥ 3,905,726

Thousands of U.S. dollars (Note 1)

For the Fiscal Year ended March 31, 2005	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2004	$ 14,346,569	$ 11,754,270	$ 4,306,812	$ 2,157,521	$ 3,656,759	$(1,043,360)	$(1,248,807)	$ 33,929,764
Transactions of Treasury Stock (Common Stock)	—	261	—	—	—	—	(4,291)	(4,030)
Repurchase of Preferred Stock	—	—	—	—	—	—	(4,654,420)	(4,654,420)
Cancellation of Preferred Stock	—	(2,234,162)	—	—	—	—	2,234,162	—
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	589,418	—	589,418
Net Change in Unrealized Gains on Other Securities, net of Taxes	—	—	—	—	1,352,342	—	—	1,352,342
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	305,681	(305,681)	—	—	—	—
Transfer from Deferred Tax Liabilities Related to Land Revaluation	—	—	—	363	—	—	—	363
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(105)	—	—	—	—	—	(105)
Cash Dividends	—	—	(691,564)	—	—	—	—	(691,564)
Net Income	—	—	5,841,018	—	—	—	—	5,841,018
Balance at March 31, 2005	$ 14,346,569	$ 9,520,264	$ 9,761,947	$ 1,852,203	$ 5,009,101	$ (453,942)	$(3,673,356)	$ 36,362,786

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2005
I. Cash Flow from Operating Activities			
Income before Income Taxes and Minority Interests	¥ 943,059	¥ 881,240	$ 8,779,996
Depreciation	129,567	139,863	1,206,287
Loss on Impairment of Fixed Assets	67,143	—	625,112
Amortization of Consolidation Differences	426	(239)	3,967
Equity in Income from Investments in Affiliates	(1,429)	(1,761)	(13,313)
Decrease in Reserves for Possible Losses on Loans	(703,361)	(360,299)	(6,548,380)
Increase (Decrease) in Reserve for Possible Losses on Investments	4,324	(4,180)	40,261
Decrease in Reserve for Possible Losses on Loans Sold	—	(25,561)	—
Decrease in Reserve for Contingencies	(122,631)	(8,384)	(1,141,711)
Increase (Decrease) in Reserve for Bonus Payments	(4,157)	1,105	(38,706)
Increase in Reserve for Employee Retirement Benefits	5,143	18,876	47,883
Interest Income—accrual basis	(1,584,415)	(1,622,704)	(14,751,096)
Interest Expenses—accrual basis	477,983	437,703	4,450,080
Gains on Securities	(243,429)	(336,609)	(2,266,362)
Gains on Money Held in Trust	(306)	(417)	(2,855)
Foreign Exchange Losses—net	6,646	10,190	61,884
Losses (Gains) on Disposal of Premises and Equipment	(5,334)	120,592	(49,666)
Gains on Establishment of Employee Retirement Benefit Trusts	—	(60,677)	—
Net Decrease (Increase) in Trading Assets	(2,982,338)	1,991,740	(27,765,931)
Net Increase (Decrease) in Trading Liabilities	1,848,161	(270,856)	17,206,605
Net Decrease in Loans and Bills Discounted	3,334,370	2,911,383	31,043,391
Net Increase in Deposits	2,873,864	5,605,562	26,756,020
Net Decrease in Debentures	(1,664,440)	(2,236,876)	(15,496,145)
Net Increase in Borrowed Money (excluding Subordinated Borrowed Money)	877,030	100,974	8,165,258
Net Decrease (Increase) in Due from Banks (excluding Deposits with Central Banks)	81,198	(648,501)	755,963
Net Increase in Call Loans etc.	(16,245)	(485,485)	(151,249)
Net Increase in Guarantee Deposits Paid under Securities Borrowing Transactions	(709,725)	(1,672,887)	(6,607,633)
Net Decrease in Call Money, etc.	(164,974)	(2,816,946)	(1,535,937)
Net Increase in Commercial Paper	559,400	210,400	5,208,081
Net Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(526,766)	4,021,419	(4,904,263)
Net Decrease (Increase) in Foreign Exchange Assets	(107,737)	93,566	(1,003,049)
Net Increase (Decrease) in Foreign Exchange Liabilities	(59,235)	163,902	(551,488)
Net Increase in Short-term Bonds (Liabilities)	80,300	180,000	747,603
Net Increase in Bonds and Notes	86,320	34,078	803,655
Net Increase (Decrease) in Due to Trust Accounts	7,037	(128,931)	65,521
Interest and Dividend Income—cash basis	1,622,787	1,664,000	15,108,347
Interest Expenses—cash basis	(458,667)	(488,800)	(4,270,246)
Other—net	905,750	(1,373,879)	8,432,646
Subtotal	4,555,314	6,042,599	42,410,530
Cash Paid in Income Taxes	(137,303)	(27,657)	(1,278,310)
Net Cash Provided by Operating Activities	**¥ 4,418,011**	**¥ 6,014,942**	**$ 41,132,220**

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
II. Cash Flow from Investing Activities			
Payments for Purchase of Securities	¥ (69,640,865)	¥ (71,932,830)	$ (648,364,824)
Proceeds from Sale of Securities	34,321,694	46,486,466	319,539,096
Proceeds from Redemption of Securities	31,505,073	17,704,694	293,316,016
Payments for Increase in Money Held in Trust	(19,605)	(14,899)	(182,528)
Proceeds from Decrease in Money Held in Trust	19,104	25,784	177,862
Payments for Purchase of Premises and Equipment	(71,486)	(95,971)	(665,544)
Proceeds from Sale of Premises and Equipment	98,715	374,085	919,050
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(734)	(258)	(6,842)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	—	50,716	—
Net Cash Used in Investing Activities	(3,788,105)	(7,402,213)	(35,267,714)
III. Cash Flow from Financing Activities			
Proceeds from Issuance of Subordinated Borrowed Money	140,000	90,000	1,303,417
Repayments of Subordinated Borrowed Money	(41,914)	(15,000)	(390,226)
Proceeds from Issuance of Subordinated Bonds	462,674	601,406	4,307,551
Payments for Redemption of Subordinated Bonds	(570,886)	—	(5,315,017)
Payments for Redemption of Subordinated Bonds, Notes and Bonds with Stock Options	—	(731,797)	—
Proceeds from Investments in Minority Interests	75,010	—	698,352
Dividends Paid	(74,280)	(22,147)	(691,564)
Dividends Paid to Minority Interests	(47,915)	(53,497)	(446,099)
Payments for Purchase of Treasury Stock	(500,476)	(166)	(4,659,501)
Proceeds from Sale of Treasury Stock	60	208	563
Net Cash Used in Financing Activities	(557,729)	(130,994)	(5,192,524)
IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	220	(381)	2,052
V. Net Increase (Decrease) in Cash and Cash Equivalents	72,397	(1,518,647)	674,034
VI. Cash and Cash Equivalents at the Beginning of the Year	5,529,664	7,048,505	51,481,842
VII. Net Decrease in Cash and Cash Equivalents Resulted from Exclusion of Subsidiaries from the Scope of Consolidation	—	(193)	—
VIII. Cash and Cash Equivalents at the End of the Year (Note 32)	¥ 5,602,062	¥ 5,529,664	$ 52,155,876

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

1. Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Mizuho Financial Group, Inc. ("MHFG") and its consolidated subsidiaries in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP") which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements which were previously filed with the Director of the Kanto Finance Bureau are reclassified for the convenience of readers outside Japan. In addition, the Consolidated Statements of Shareholders' Equity are presented and included in the consolidated financial statements, though they are not required to be filed with the Director of the Kanto Finance Bureau. The notes to the consolidated financial statements include information which is not required under Japanese GAAP but is presented herein as additional information.

The amounts indicated in millions of yen are rounded down by truncating the figures below one million. Totals may not add up exactly because of such truncation. Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S dollars at that rate or any other rate.

2. Principles of Consolidation

(1) Scope of Consolidation

The consolidated financial statements include the accounts of MHFG and its subsidiaries (collectively, the "Group"), including Mizuho Corporate Bank, Ltd. ("MHCB"), Mizuho Bank, Ltd. ("MHBK"), Mizuho Trust & Banking Co., Ltd. ("MHTB"), Mizuho Securities Co., Ltd. ("MHSC") and other subsidiaries. The number of consolidated subsidiaries as of March 31, 2005 and 2004 was 118. In the fiscal year ended March 31, 2005, Polaris Principal Finance Co., Ltd. and 3 other companies were newly consolidated as a result of establishment and other reasons, and DKB Information Systems Inc. and 3 other companies were excluded from the scope of consolidation as a result of merger and other reasons. The consolidated financial statements for the fiscal years ended March 31, 2005 and 2004 do not include the accounts of IBJ Australia Bank Limited and other subsidiaries, as they are considered immaterial in terms of the respective group ownership of Total Assets, Net Income / Net Loss and Retained Earnings.

The number of affiliates under the equity method as of March 31, 2005 and 2004 was 20 and 28, respectively. Investments in affiliates include The Chiba Kogyo Bank, Ltd., Shinko Securities Co., Ltd., Japan Mortgage Co., Ltd. and other affiliates. In the fiscal year ended March 31, 2005, Max Investment Advisory Co., Ltd. and 2 other companies were newly included in the scope of the equity method as a result of establishment, and IBJ Leasing Co., Ltd., Fuyo General Lease Co., Ltd. and 9 other companies were excluded from the scope of the equity method as a result of listing and other reasons. Non-consolidated subsidiaries, including IBJ Australia Bank Limited and certain affiliates, are not under the equity method, as they are not significant to the consolidated financial statements of MHFG.

In consolidation, significant intercompany accounts and transactions have been eliminated. In addition, all significant unrealized profit included in assets resulting from transactions within the Group has been eliminated.

The accounting standards applicable to the consolidated financial statements require a company to consolidate all subsidiaries of which the company controls the operations, irrespective of whether or not the company owns a majority of their shares. Control is considered to exist where the company has (a) the power to appoint or remove the majority of the Board of Directors or an equivalent governing body, and/or (b) the power to cast the majority of the votes at a meeting of the Board of Directors or an equivalent governing body.

(2) Year-End Dates of Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of subsidiaries whose fiscal year-ends are other than March 31. Fiscal year-ends of such subsidiaries are principally December 31.

Consolidated subsidiaries with fiscal year-ends of the day before the last business day of June, or October 31, performed tentative closings and prepared financial statements as of and for the period ended December 31.

Other consolidated subsidiaries are consolidated based on their respective fiscal year-ends after making necessary adjustments for significant transactions recorded during the period between these subsidiaries' fiscal year-ends and the date of the consolidated financial statements.

(3) Combinations and Reorganizations

On September 29, 2000, The Dai-Ichi Kangyo Bank, Limited ("DKB"), The Fuji Bank, Limited ("Fuji Bank") and The Industrial Bank of Japan, Limited ("IBJ") (collectively, the "Three Banks") established Mizuho Holdings, Inc. ("MHHD") by way of stock transfers ("*kabushiki-iten*"). As a result of this transaction, each of the Three Banks became a wholly-owned subsidiary of MHHD.

The formation of MHHD and the stock-for-stock transfers of the Three Banks (the "Initial Combination") were accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of a Holding Company Established by Stock Exchange or Stock Transfers" (the Japanese Institute of Certified Public Accountants ("JICPA") Accounting Committee Research Report No. 6) and, as such, the assets and liabilities of the Three Banks were combined at book value.

On April 1, 2002, the Three Banks were combined and reorganized (the "Combination and Reorganization") into two banks, MHCB and MHBK, by means of corporate split and merger.

On January 8, 2003, MHFG was incorporated and a stock-for-stock exchange ("*kabushiki-kokan*") was carried out by and between MHHD and MHFG on March 12, 2003, as a result of which MHHD became a wholly-owned subsidiary of MHFG (the "Business Reorganization"). In the Business Reorganization, certain subsidiaries of MHHD, MHCB and MHBK such as trust banking subsidiaries were transferred to MHFG primarily by means of corporate splits. The Business Reorganization was accounted for using the pooling-of-interests method in accordance with the JICPA Accounting Committee Research Report No. 6.

(4) Amortization of Difference between Cost and Underlying Interests

In principle, the difference between the fair value of net assets and the cost of the acquired subsidiary is being amortized over a period within 20 years from the date of acquisition, and the unamortized balance is recorded as "Consolidation Differences" on the Consolidated Balance Sheets. If these amounts have no material impact on the consolidated financial statements of MHFG, they are charged or credited to income in the year of acquisition.

3. Summary of Significant Accounting Policies

(1) Trading Assets and Trading Liabilities

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the Consolidated Balance Sheets.

Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the fiscal year and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2) Securities

In accordance with "Accounting Standard for Financial Instruments" (Business Accounting Deliberation Council, January 22, 1999), MHFG classifies securities into three categories based upon management's intent. These securities are accounted for as follows:

(i) Trading securities are carried at market value and included in Trading Assets.

(ii) Bonds held to maturity are stated at amortized cost, determined by the moving average method.

(iii)Other securities are securities which are not classified as either trading securities or bonds held to maturity. Other securities which have readily determinable fair value are stated at fair value with changes in net unrealized gains or losses, net of applicable income taxes after excluding gains and losses as a result of fair-value hedge method and other, included directly in shareholders' equity. Fair value of domestic equity securities with a quoted market price are determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than domestic equity securities with a quoted market price are determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other securities which do not have readily determinable fair values are stated at cost or amortized cost as determined by the moving average method.

In addition, investments in non-consolidated subsidiaries and affiliates which are not under the equity method are valued at cost as determined by the moving average method.

Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as Securities above.

Certain Other Securities which have fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year ("devaluation"), if the fair value (primarily the closing market price on the last day of the fiscal year) has significantly deteriorated compared with the acquisition cost (including amortized cost) unless it is deemed that there is a possibility of a recovery in the market price, the market price is taken as the amount recorded. The amount of devaluation was ¥355 million ($3,309 thousand) and ¥1,417 million for the fiscal years ended March 31, 2005 and 2004, respectively.

The criteria for determining whether a security's fair value has "significantly deteriorated" are outlined as follows:

Security whose fair value is 50% or less of the acquisition cost

Security whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted price maintains a certain level or lower

(3) Securities Lending and Borrowing Transactions

Unsecured securities loaned that allow borrowers to sell the borrowed securities, amounted to ¥28,605 million ($266,317 thousand) and ¥20,023 million as of March 31, 2005 and 2004, respectively, and are included in Trading Securities in Trading Assets. Securities loaned that do not allow borrowers to sell the borrowed securities, amounted to ¥9 million as of March 31, 2004, and are included in Japanese National Government Bonds. A portion of unsecured borrowed securities, securities borrowed with cash collateral and securities purchased under resale agreements have the right to resell or repledge out of which securities repledged were ¥4,242,038 million ($39,493,889 thousand) and ¥4,519,460 million as of March 31, 2005 and 2004, respectively, securities re-loaned were ¥2,355 million ($21,933 thousand) and ¥1,947 million as of March 31, 2005 and 2004, respectively, and securities neither repledged nor re-loaned were ¥5,911,831 million ($55,039,865 thousand) and ¥4,757,422 million as of March 31, 2005 and 2004, respectively.

(4) Bills Discounted

In accordance with "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No. 24), Bills Discounted are accounted for as financing transactions, although the subsidiary banks have rights to sell or pledge certain commercial bills and foreign exchange bills discounted. The principal amount of these bills amounted to ¥930,853 million ($8,666,359 thousand) and ¥963,147 million as of March 31, 2005 and 2004, respectively.

(5) Derivatives

Derivative transactions are valued at fair value with changes in fair value included in current income. Derivatives qualified as hedges are mainly accounted for using the deferral method of hedge accounting (see the following note).

(6) Hedge Accounting

Domestic consolidated banking subsidiaries and domestic trust banking subsidiaries apply either the fair-value hedge method or the deferred method of hedge accounting for the interest rate risk accompanying various financial assets and liabilities. Until the fiscal year ended March 31, 2003, as permitted by the transitional treatment in the JICPA Industry Audit Committee Report No. 24, hedge accounting was applied to macro hedges in which overall interest rate risks inherent in loans, deposits and other instruments were managed on a net basis using derivatives.

Effective the fiscal year ended March 31, 2004, the general provisions of the JICPA Industry Audit Committee Report No. 24 are applied.

Under the general provision, the effectiveness of a fair value hedge is assessed by each of identified (i) group of hedged deposits, loans or similar instruments and (ii) corresponding group of hedging instruments such as interest rate swaps in the same maturity bucket. Also, under the general provisions, the effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

Deferred hedge gains/losses on the macro hedges recognized in the previous periods are amortized as interest income/expenses or other income/expenses over the remaining maturity of the respective hedging instrument.

Until the fiscal year ended March 31, 2004, the deferred method has been applied to the hedge of interest rate risk associated with various financial assets and liabilities. In response to the price fluctuations in the bond market, effective the fiscal year ended March 31, 2005, the fair-value hedge method has been applied to derivative transactions which hedge fluctuations in bond prices of Other Securities so that the effect of these hedge transactions will be presented more fairly in the financial statements. As a result of the application of the fair-value hedge method, Interest Income decreased by ¥3,810 million ($35,475 thousand), Other Operating Expenses increased by ¥7,297 million ($67,942 thousand) and Other Expenses increased by ¥14,412 million ($134,181 thousand), and, as a consequence, Income before Income Taxes and Minority Interests decreased by ¥25,520 million ($237,599 thousand), respectively, as compared with the corresponding amounts under the previously applied method. In addition, Other Assets decreased by ¥79,471 million ($739,893 thousand), Deferred Tax Assets increased by

¥21,898 million ($203,881 thousand), and Net Unrealized Gains on Other Securities, net of Taxes decreased by ¥32,052 million ($298,413 thousand). A certain domestic consolidated banking subsidiary has not yet changed the hedge accounting method in the fiscal year ended March 31, 2005, but is applying the fair-value hedge method gradually.

Since it was expected that significant losses would be incurred at maturity of hedge accounting due to changes in interest rate trends during the fiscal year ended March 31, 2005, Deferred Hedge Losses of ¥67,089 million ($624,610 thousand) were charged to Other Expenses.

The unamortized amounts of Gross Deferred Hedge Losses on the macro-hedges were ¥556,029 million ($5,176,699 thousand) and ¥1,246,462 million as of March 31, 2005 and 2004, respectively. The unamortized amounts of Gross Deferred Hedge Gains on the macro-hedges were ¥545,978 million ($5,038,126 thousand) and ¥1,177,257 million as of March 31, 2005 and 2004, respectively.

Domestic consolidated banking subsidiaries and domestic trust banking subsidiaries also apply the deferred method of hedge accounting to hedges of foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities. Until the fiscal year ended March 31, 2003, the transitional treatment in "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 25) was applied to these transactions. Effective the fiscal year ended March 31, 2004, in accordance with the general provisions of the JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions intended to hedge risks of borrowing and lending in different currencies by swapping the borrowing currency for the lending currency.

The effectiveness of the above described currency-swap transactions, exchange swap transactions and similar transactions hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies is assessed based on comparison of foreign currency position of the hedged monetary assets and liabilities and the hedging instruments.

In addition to the above methods, the domestic consolidated banking subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with foreign securities (except for bonds) identified as hedged items in advance, as long as the amount of spot and forward foreign exchange contracts payable exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

Until the fiscal year ended March 31, 2003, gains and losses relating to foreign exchange swaps of some of the domestic banking subsidiaries were reported in gross amounts in the statements of operations. However, effective the fiscal year ended March 31, 2004, the net amount of gains and losses is presented as a result of the application of hedge accounting in accordance with the JICPA Industry Audit Committee Report No. 25. Compared to the corresponding amounts under the previously applied method, Interest Income and Interest Expenses decreased by ¥13,254 million for the fiscal year ended March 31, 2004.

Intercompany interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statements of operations or deferred under hedge accounting because these intercompany derivatives are covered by outside third-party transactions executed in appropriate hedge operations without subjectivities in accordance with the JICPA Industry Audit Committee Reports Nos. 24 and 25.

Other subsidiaries also apply the deferred method, the fair-value method or the exceptional accrual method for interest rate swaps as hedge accounting methods as described above.

(7) Translation of Foreign Currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic banking subsidiaries and a domestic trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Until the fiscal year ended March 31, 2003, the transitional treatment permitted by the JICPA Industry Audit Committee Report No. 25 was applied to foreign currency transactions. However, effective the fiscal year ended March 31, 2004, in accordance with the general provisions of the JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions intended to hedge risks of borrowing and lending in different currencies by swapping the borrowing currency for the lending currency. A summary of the hedge accounting applied in these transactions is explained in 3 (6) above.

As a result of the application of hedge accounting, currency-swap transactions and exchange swap transactions, which previously were accounted for on an accrual basis, are valued at fair value and the gross amount of the credit balance and the debt balance are recorded on the balance sheet in Other Assets and Other Liabilities. Other Assets and Other Liabilities increased by ¥1,458 million and ¥1,415 million, respectively, compared with the corresponding amounts under the previous methods as of March 31, 2004. Additionally, as a result of this change, Income before Income Taxes and Minority Interests increased by ¥42 million for the fiscal year ended March 31, 2004.

Until the fiscal year ended March 31, 2003, the net fair value of forward foreign exchange transactions other than those for the above hedging purposes was recorded in Other Assets or Other Liabilities on the balance sheets. However, effective the fiscal year ended March 31, 2004, in accordance with the JICPA Industry Audit Committee Report No. 25, the gross fair value amounts are presented in (i) Trading Assets and Trading Liabilities as Trading-Related Financial Derivatives and (ii) Other Assets and Other Liabilities as Derivatives other than for Trading on the balance sheets. As a result, Trading Assets, Trading Liabilities, Other Assets, and Other Liabilities increased by ¥101,928 million, ¥234,226 million, ¥780,758 million and ¥648,460 million, respectively, compared with the corresponding amounts under the previous method as of March 31, 2004.

The consolidated subsidiaries' assets and liabilities denominated in foreign currencies, except for the above transactions, are translated primarily at the exchange rates in effect at each balance sheet date.

(8) Premises and Equipment

Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method with the following range of useful lives:

Buildings	3 years to 50 years
Equipment	2 years to 20 years

(9) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

(10) Impairment of Fixed Assets

Until the fiscal year ended March 31, 2004, for fixed assets whose net realizable value was substantially lower than their book value, the difference between the net realizable value and the book value had been written-down. However, as permitted by "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Deliberation Council, August 9, 2002)) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (the Accounting Standards Board of Japan ("ASBJ") Guidelines No. 6, October 31, 2003), effective the fiscal year beginning April 1, 2004, the impairment accounting was adopted early in accordance with these standard and guidelines. As a result, Income before Income Taxes and Minority Interests decreased by ¥39,318 million ($366,056 thousand).

As fixed assets are carried on the balance sheet net of accumulated depreciation in accordance with the "Banking Law Enforcement Regulations" (Ministry of Finance Ordinance No. 10, 1982), the accumulated impairment losses are also directly deducted from each asset balance.

A certain domestic subsidiary recognizes the estimated unrecoverable amount of its investment in its branch premises as Loss on Impairment of Fixed Assets. For the purposes of identifying impaired assets, the assets of an individual branch are grouped as a unit. The relevant domestic subsidiary calculates the recoverable amount by measuring value of use, applying a discount rate of 8.8%, for the fiscal year ended March 31, 2005.

Domestic banking subsidiaries, a certain domestic trust banking subsidiary and certain domestic subsidiaries recognize Loss on Impairment of Fixed Assets for branch premises to be closed, assets to be disposed of, and idle assets. For the purposes of identifying impaired assets in such a case, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc. and on the appraisal value, etc., less estimated cost of disposal.

(11) Deferred Debenture Charges

Deferred Debenture Charges are amortized as follows:

Debenture discounts are amortized over the term of the debenture.

Debenture issuance costs are amortized over the term of the debentures, up to a maximum of three years, which is the longest period permitted under the Enforcement Regulations of the Commercial Code of Japan.

(12) Bond Issuance Costs

Bond issuance costs are expensed as incurred.

(13) Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions:

- For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

- For credit extended to obligors that are not yet legally or formally bankrupt but who are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amount deemed necessary based on overall solvency analyses of the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For Intensive Control Obligors and Obligors with Restructured Loans as defined in Note 6 below, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows:
  (i) if future cashflows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and
  (ii) if future cashflows of the principal and interest cannot be reasonably estimated, losses are estimated for each individual loan.
- For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experiences, etc.
- Reserves for Possible Losses on Loans to Restructuring Countries (including Reserves for Losses on Overseas Investments prescribed in Article 55-2 of the Exceptions to the Tax Laws Act) are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of loans to Bankrupt Obligors or Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible are written off against the respective loan balances. The total write-off amounts were ¥1,042,790 million ($9,708,505 thousand) and ¥1,379,693 million at March 31, 2005 and 2004, respectively.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and their management's assessment for other claims.

(14) Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial conditions and other relevant factors concerning the investee company.

(15) Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments and service periods.

(16) Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:

Prior service cost (Gain on plan amendment) is recognized as income in the period of occurrence.

Unrecognized actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been recognized equally as an expense primarily over five years.

On September 25, 2003 MHFG and certain of its domestic consolidated subsidiaries received approvals for an exemption from payments of benefits related to future employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labour and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. In accordance with the transitional treatment permitted by Paragraph 2 of Article 47 of "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)"(JICPA Accounting Committee Report No. 13), MHFG and certain of its domestic consolidated subsidiaries derecognized the future retirement benefit obligations relating to the substitutional portion of the pension funds and the pension assets on the date of the approvals. In consequence of the above, ¥45,169 million of Other Income was recorded for the fiscal year ended March 31, 2004.

The amount of the substitutional amount of the retirement benefit obligations as of the consolidated balance sheet date was ¥210,451 million as of March 31, 2004.

Until the fiscal year ended March 31, 2004, the excess fair value of the plan assets over the benefit obligation of the pension plan ("unrecognized plan assets"), which resulted from actuarial gains such as an excess of actual return over expected return on plan assets or a gain on plan amendment due to reduction of plan benefits, had not been recognized as an asset or a gain in accordance with Note 1 (1) to the "Accounting Standards for Retirement Benefits" (Business Accounting Deliberation

Council, June 16, 1998). Effective March 16, 2005, the Accounting Standards for Retirement Benefits was amended and recognition of the former unrecognized plan assets as an asset or a gain was permitted, effective the fiscal year ended March 31, 2005 as an early adoption. "Guidelines on Interpretation of Amendment of Accounting Standards for Retirement Benefits" (ASBJ Guidelines No.7, March 16, 2005), effective the fiscal year ended March 31, 2005, was adopted, and the former unrecognized plan assets allocated to actuarial gains and gains on plan amendment were recognized as gains or reduction from expenses. As a result, Other Assets and Income before Income Taxes and Minority Interests both increased by ¥31,523 million ($293,486 thousand).

(17) Lease Transactions

Finance leases of MHFG and domestic consolidated subsidiaries that do not involve the transfer of ownership to the lessee at the end of the lease term are accounted for as operating leases.

Lease transactions of foreign consolidated subsidiaries are principally accounted for as either finance leases or operating leases.

(18) Scope of Cash and Cash Equivalents in Consolidated Statements of Cash Flows

In the Consolidated Statements of Cash Flows, Cash and Cash Equivalents consist of cash and due from central banks.

(19) Income Taxes

Deferred income taxes are recorded for corporate tax, inhabitants' taxes and enterprise taxes based on the differences between the tax bases of assets and liabilities and those as reported in the consolidated financial statements, using enacted tax rates which will be in effect when the differences are expected to reverse. The assets and liabilities method is used to determine deferred income taxes.

(20) Consumption Taxes

MHFG and its domestic consolidated subsidiaries are subject to Japanese consumption taxes. Japanese consumption taxes are excluded from the transaction amounts.

(21) Enterprise Taxes

As a result of lawsuits against the Tokyo Metropolitan Government related to the "Metropolitan Ordinance regarding the Imposition of Enterprise Taxes through External Standards Taxation on Banks in Tokyo" (Tokyo Metropolitan Ordinance No. 145, April 1, 2000), MHFG's three banking subsidiaries reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court at the Supreme Court. On October 2, 2004, the banking subsidiaries received the tax refund and the interest on the refund of ¥58,198 million, in aggregate, which was included in Other Income for the year ended March 31, 2004.

With the enactment of "Revision of Law regarding Regional Taxation, etc." (Law No.9 of March 2003) on March 31, 2003, certain parts of the basis of the enterprise taxes imposed on banks were changed effective the fiscal year beginning April 1, 2004 to "added value" and "amount of capital, etc." As a result, effective the fiscal year ended March 31, 2005, domestic banking subsidiaries, domestic trust banking subsidiaries and certain domestic subsidiaries included the enterprise taxes based on "added value" and "amount of capital, etc." in "General and Administrative Expenses" on the Consolidated Statement of Operations, in accordance with "Practical Treatment of Presentation of External Standards Taxation portion of Enterprise Taxes on the Statement of Operations" (ASBJ Report No. 12).

(22) Appropriation of Retained Earnings

Cash dividends are recorded in the fiscal year in which the proposed appropriation of Retained Earnings is approved by the Board of Directors and/or by the general meeting of shareholders.

(23) Net Income per Share

Consolidated Net Income per Share for the fiscal years ended March 31, 2005 and 2004 and related information are as follows:

	(Yen)		(U.S. dollars)
	2005	2004	2005
Consolidated Net Income per Share	¥ 54,625.61	¥ 36,153.27	$ 508.57
Consolidated Net Income	¥ 627,383 million	¥ 406,982 million	$ 5,841,018 thousand
Consolidated Net Income attributable to common shareholders	¥ 589,462 million	¥ 365,012 million	$ 5,487,963 thousand
Consolidated Net Income not attributable to common shareholders	¥ 37,921 million	¥ 41,969 million	$ 353,054 thousand
Average number of shares of common stock (excluding treasury stock)	10,790 thousand	10,096 thousand	/
Consolidated Net Income per Share (Diluted)	¥ 37,719.13	¥ 18,754.94	$ 351.17

Common stock equivalents to be used to calculate diluted per share information are as follows:
Class I, II, III, VII, VIII, IX, X, and XI Preferred Shares

4. Trading Assets and Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Trading Assets:			
Trading Securities	¥ 7,575,729	¥ 4,654,300	$ 70,530,950
Derivatives for Trading Transactions	2,173,215	2,390,452	20,232,898
Securities Held to Hedge Trading Transactions	114,370	84,475	1,064,802
Derivatives for Trading Securities	44,757	32,821	416,701
Derivatives for Securities Held to Hedge Trading Transactions	492	1,051	4,583
Other Trading Assets	1,139,036	853,408	10,604,565
Total	**¥ 11,047,601**	**¥ 8,016,509**	**$ 102,854,499**
Trading Liabilities:			
Trading Securities Sold Short	¥ 5,615,615	¥ 3,659,244	$ 52,282,055
Derivatives for Trading Transactions	2,029,879	2,277,916	18,898,420
Securities Oversold to Hedge Trading Transactions	251,085	89,473	2,337,640
Derivatives for Trading Securities	44,562	43,127	414,879
Derivatives for Securities Held to Hedge Trading Transactions	1,641	1,072	15,285
Total	**¥ 7,942,784**	**¥ 6,070,833**	**$ 73,948,279**

5. Securities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Japanese National Government Bonds	¥ 22,651,836	¥ 20,431,753	$ 210,891,322
Japanese Local Government Bonds	151,067	125,820	1,406,453
Japanese Short-term Bonds	2,999	—	27,925
Japanese Corporate Bonds	2,075,937	1,652,262	19,327,227
Japanese Stocks*1	5,084,227	5,275,248	47,334,771
Other*2	6,080,966	4,586,539	56,614,531
Total	**¥ 36,047,035**	**¥ 32,071,624**	**$ 335,602,229**

*1 Japanese Stocks included investments in non-consolidated subsidiaries and affiliates of ¥71,943 million ($669,800 thousand) and ¥76,289 million at March 31, 2005 and 2004, respectively.
*2 Other included investments in non-consolidated subsidiaries and affiliates of ¥2,155 million ($20,066 thousand) and ¥16,460 million at March 31, 2005 and 2004, respectively.

6. Loans and Bills Discounted

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Loans on Deeds	¥ 46,568,909	¥ 47,602,650	$ 433,562,136
Overdrafts	11,441,766	12,738,383	106,524,217
Loans on Notes	4,118,742	4,969,989	38,345,989
Bills Discounted	490,153	610,001	4,563,387
Financing Receivables, including Factoring, Leasing and Property Financing	297,765	284,843	2,772,229
Total	**¥ 62,917,336**	**¥ 66,205,868**	**$ 585,767,958**

Loans and Bills Discounted at March 31, 2005 and 2004 include the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Loans to Bankrupt Obligors*1	¥ 89,743	¥ 177,883	$ 835,524
Non-Accrual Delinquent Loans*2	971,895	1,284,036	9,048,466
Loans Past Due for 3 Months or More*3	27,735	24,910	258,223
Restructured Loans*4	448,569	1,694,269	4,176,236
Total*5	**¥ 1,537,944**	**¥ 3,181,100**	**$ 14,318,449**

*1 Loans to Bankrupt Obligors represent non-accrual loans to obligors who are legally bankrupt as defined in Article 96-1-3 and 4 of the Japanese Tax Law Enforcement Regulation (Article 97 of 1965 Cabinet Order).

*2 Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans of which payments of interest are deferred in order to assist or facilitate the restructuring of obligors in financial difficulties.

*3 Loans to Bankrupt Obligors or Non-Accrual Delinquent Loans, both of which are classified as non-accrual, are not included in this category.

*4 Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g., the reduction of or exemption from stated interest, the deferral of interest payments, the extension of maturity dates, or renunciation of claims) in order to assist or facilitate the restructuring of obligors in financial difficulties.

*5 ¥1,992 million ($18,553 thousand) and ¥2,246 million of these amounts are placed in an administrative trust established by the Resolution and Collection Corporation for eventual final disposal at March 31, 2005 and 2004, respectively.

Sales of Loans to Participants

The total amount of loan participations outstanding as of March 31, 2004, which was accounted for as sales of loans to participants in accordance with the JICPA Accounting Standard Committee Report No. 3 issued June 1, 1995, was ¥583,005 million.

Commitment Line for Loans

Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which consolidated subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥46,348,812 million ($431,513,009 thousand) and ¥43,249,003 million as of March 31, 2005 and 2004, respectively. Of these amounts, ¥42,227,207 million ($393,140,373 thousand) and ¥39,966,604 million relate to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time as of March 31, 2005 and 2004, respectively.

Since many of these contracts expire without the rights exercised, the unutilized balance itself does not necessarily affect future cash flows of MHFG and its consolidated subsidiaries. A provision is included in many of these contracts that entitles the consolidated subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The consolidated subsidiaries obtain, moreover, real estate or securities as collateral at the time the contracts are entered into, if needed, and periodically monitor a customer's business condition, based on and in accordance with established procedures, and take measures to control credit risks such as making amendments to contracts, if needed.

7. Foreign Exchange Assets and Liabilities

At March 31,	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Foreign Exchange Assets:			
Foreign Bills Bought	¥ 447,131	¥ 362,446	$ 4,162,851
Foreign Bills Receivable	211,489	181,520	1,968,994
Advance to Foreign Banks	52,244	61,178	486,406
Due from Banks (Foreign)	6,041	3,647	56,245
Total	¥ 716,907	¥ 608,792	$ 6,674,496
Foreign Exchange Liabilities:			
Advance from Foreign Banks	¥ 169,763	¥ 265,220	$ 1,580,520
Due to Banks (Foreign)	96,074	69,534	894,464
Foreign Bills Sold	16,566	10,837	154,240
Foreign Bills Payable	10,500	6,544	97,759
Total	¥ 292,905	¥ 352,136	$ 2,726,983

8. Other Assets

At March 31,	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Derivatives	¥ 1,797,133	¥ 1,945,646	$ 16,731,525
Accrued Income	267,824	260,729	2,493,481
Deferred Hedge Losses*1	80,452	209,010	749,023
Prepaid Expenses	19,561	18,646	182,119
Other	3,413,013	3,062,812 *2	31,775,567
Total	¥ 5,577,985	¥ 5,496,845	$ 51,931,715

*1 Deferred Hedge Losses is the net realized or unrealized losses from hedging instruments. The gross amounts of deferred hedge gains and losses before netting are ¥810,865 million ($7,549,251 thousand) and ¥891,317 million ($8,298,274 thousand), respectively, at March 31, 2005, and ¥1,516,244 million and ¥1,725,255 million, respectively, at March 31, 2004.

*2 Other included provisional tax payments of ¥222,682 million made by a certain domestic subsidiary. These payments were made upon receipt of the Correction Notice from the Tokyo Regional Taxation Bureau ("TRTB") on August 23, 1996 in connection with the write-off of credits due from Japan Housing Loan, Inc., amounting to ¥376,055 million recorded in the fiscal year ended March 1996. The subsidiary disputed the rationale for the proposed correction and filed an application seeking to void the proposed correction to the National Tax Tribunal for administrative review. This was dismissed on October 28, 1997. On October 30, 1997, the subsidiary filed a lawsuit with the Tokyo District Court seeking to void the TRTB's administrative action against the subsidiary and won the case entirely on March 2, 2001. However, this was appealed to the Tokyo High Court on March 16, 2001 and the subsidiary lost the case on March 14, 2002. On March 27, 2002, the subsidiary filed an appeal to the Supreme Court. The subsidiary accrued Reserve for Contingency amounting to ¥131,159 million from the viewpoint of financial soundness and prudent accounting at March 31, 2004. The Supreme Court subsequently ruled in favor of the petition of the subsidiary for rescission of the correction notice from the Tokyo Regional Taxation Bureau.

9. Premises and Equipment

At March 31,	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Land	¥ 519,131	¥ 596,753	$ 4,833,178
Buildings	254,541	266,129	2,369,808
Equipment	105,734	124,848	984,405
Other	148,675	156,076	1,384,182
Total	¥ 1,028,082	¥ 1,143,807	$ 9,571,573
Accumulated Depreciation	¥ 687,085	¥ 695,663	$ 6,396,844

10. Deferred Debenture Charges

At March 31,	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred Discount on Debentures	¥ 181	¥ 244	$ 1,687
Deferred Debenture Issuance Costs	122	202	1,142
Total	¥ 303	¥ 446	$ 2,829

11. Reserves for Possible Losses on Loans

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
General Reserve for Possible Losses on Loans	¥ 637,361	¥ 1,175,873	$ 5,933,911
Specific Reserve for Possible Losses on Loans	503,927	666,255	4,691,624
Reserve for Possible Losses on Loans to Restructuring Countries	5,508	8,458	51,288
Total	¥ 1,146,797	¥ 1,850,586	$ 10,676,823

12. Assets Pledged as Collateral

The following assets were pledged as collateral:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Trading Assets	¥ 6,263,905	¥ 4,107,695	$ 58,317,715
Securities	11,651,064	13,086,449	108,472,811
Loans and Bills Discounted	5,630,348	4,973,990	52,419,220
Premises and Equipment	157	—	1,462

The following liabilities were collateralized by the above assets:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Deposits	¥ 1,221,225	¥ 613,370	$ 11,369,758
Call Money and Bills Sold	4,960,500	4,763,500	46,182,851
Payables under Repurchase Agreements	4,435,138	4,552,666	41,291,675
Guarantee Deposit Received under Securities Lending Transactions	7,413,857	7,561,629	69,023,905
Borrowed Money	1,330,193	497,696	12,384,266
Other Liabilities	—	137	—

In addition, the settlement accounts of foreign and domestic exchange transactions or margins for futures transactions are collateralized or substituted by Cash and Due from Banks of ¥10,301 million ($95,907 thousand) and ¥6,755 million, Trading Assets of ¥305,764 million ($2,846,701 thousand) and ¥365,978 million, Securities of ¥2,311,761 million ($21,522,775 thousand) and ¥2,297,837 million and Loans and Bills Discounted of ¥290,716 million ($2,706,609 thousand) and ¥330,416 million as of March 31, 2005 and 2004, respectively. None of the assets are pledged as collateral in connection with borrowings by the unconsolidated subsidiaries and affiliates.

Guarantee deposits amounting to ¥142,143 million ($1,323,371 thousand) and ¥153,125 million were included in Premises and Equipment as of March 31, 2005 and 2004, respectively. Margins for futures transactions amounting to ¥34,207 million ($318,478 thousand) and ¥25,596 million, collateral pledged for derivatives transactions amounting to ¥341,458 million ($3,179,021 thousand) and ¥321,544 million, were included in Other Assets as of March 31, 2005 and 2004, respectively.

Guarantee money deposits on when-issued transactions amounting to ¥600 million ($5,586 thousand) and guarantee money deposits on margin transactions amounting to ¥258 million ($2,403 thousand) were included in Other Assets as of March 31, 2005.

Bills re-discounted are treated as financial transactions in accordance with the Industry Audit Committee Report No. 24. The total face value of commercial bills and foreign bills of exchange bought as a result of rediscounting as of March 31, 2005 and 2004 was ¥6,208 million ($57,802 thousand) and ¥12,379 million, respectively.

13. Deposits

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Current Deposits	¥ 6,266,377	¥ 6,233,189	$ 58,340,726
Ordinary Deposits*1	31,627,410	30,939,628	294,454,990
Deposits at Notice	802,372	990,969	7,470,186
Time Deposits	24,868,551	24,818,453	231,529,198
Certificates of Deposits	10,868,491	9,958,644	101,186,960
Other	5,934,855	4,546,589	55,254,216
Total	**¥ 80,368,058**	**¥ 77,487,475**	**$ 748,236,276**

*1 Ordinary Deposits include savings deposits.

14. Debentures

MHCB and MHBK issue debentures and offer them to institutional and private investors as a main source of funds for their operations. They provide debentures with a variety of different terms in order to attract investors.

At March 31, Description of Debentures	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005	Interest rates 2005	Interest rates 2004
One-Year Discount Debentures	¥ 593,282 [593,282]	¥ 929,240	$ 5,523,528 [5,523,528]	0.05%	0.05%
One-Year Discount Debentures (custody only)	219,161 [219,161]	256,842	2,040,422 [2,040,422]	0.02%	0.02%
Five-Year Coupon Debentures (Series A)	5,337,680 [1,596,210]	6,351,800	49,694,442 [14,860,907]	0.35–1.50%	0.35%–1.50%
Five-Year Coupon Debentures (Series B)	79,645 [34,945]	98,316	741,510 [325,349]	0.10%–0.90%	0.10%–1.00%
Five-Year Coupon Debentures (with compound interest)	662,642 [257,479]	725,067	6,169,278 [2,397,165]	0.10%–0.90%	0.10%–1.00%
Five-Year Coupon Debentures (savings-type)	709,621 [96,804]	715,929	6,606,660 [901,259]	0.10%–0.90%	0.10%–1.00%
Five-Year Coupon Debentures (savings-type with compound interest)	82,557 [14,945]	85,375	768,624 [139,146]	0.10%–0.90%	0.10%–1.00%
Two-year Coupon Debentures	— [—]	151,400	— [—]	—%	0.65%
Three-year Coupon Debentures	100,800 [—]	115,800	938,460 [—]	0.35%	0.35%–0.90%
Debentures Denominated in Foreign Currencies	9,682 [—] (US$ 25,000 thousand)	29,742 (US$97,000 thousand)	90,144 [—] (US$ 25,000 thousand)	0.46%–4.19%	0.46%–9.37%
Total	**¥ 7,795,073**	**¥ 9,459,514**	**$ 72,573,068**		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in original currency in parentheses ( ).
3. Repayments for Debentures are scheduled for the next five years as follows:
Fiscal 2005 ¥2,812,828 million ($26,187,776 thousand)
2006 ¥1,704,942 million ($15,873,216 thousand)
2007 ¥1,211,226 million ($11,276,668 thousand)
2008 ¥1,028,369 million ($ 9,574,241 thousand)
2009 ¥1,030,705 million ($ 9,595,991 thousand)
4. No collateral was provided for the above Debentures.

15. Call Money and Bills Sold

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Call Money	¥ 5,017,512	¥ 6,311,195	$ 46,713,643
Bills Sold	3,342,400	2,369,400	31,118,146
Total	¥ 8,359,912	¥ 8,680,595	$ 77,831,789

16. Commercial Paper

	Millions of yen		Thousands of U.S. dollars	Average Interest rates*1	
At March 31,	2005	2004	2005	2005	2004
Commercial Paper	¥ 1,397,200	¥ 837,800	$ 13,008,100	0.11%	0.10%

*1 Average interest rates are the weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the year.

17. Borrowed Money

	Millions of yen		Thousands of U.S. dollars	Average Interest rates*1	
At March 31,	2005	2004	2005	2005	2004
Bills Rediscounted	¥ 6,208	¥ 12,379	$ 57,802	4.77%	4.10%
Other Borrowings*2,3	2,628,224	1,630,964	24,469,088	0.97	1.43
Total	¥ 2,634,433	¥ 1,643,343	$ 24,526,890	0.98%	1.45%

*1 Average interest rates are the weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the year.
*2 Other Borrowings included subordinated debt of ¥820,988 million ($7,643,499 thousand) and ¥722,294 million at March 31, 2005 and 2004, respectively.
*3 Repayments for Other Borrowings are scheduled for the next five years as follows:

Fiscal 2005	¥1,562,677 million	($14,548,716 thousand)
2006	¥ 25,804 million	($ 240,246 thousand)
2007	¥ 79,090 million	($ 736,343 thousand)
2008	¥ 53,462 million	($ 497,741 thousand)
2009	¥ 61,064 million	($ 568,517 thousand)

18. Bonds and Notes

Major components of Bonds and Notes at March 31, 2005 were as follows:

Issuer	Description	Issue	Millions of yen	Thousands of U.S. dollars	Interest rates	Due
MHTB	Straight Bonds	Dec. 2000– Mar. 2005	¥ 104,100 [—]	$ 969,184 [—]	1.06%–2.76%	Dec. 2010 –
MHBK	Straight Bonds	Sept. 2004– Mar. 2005	159,300 [—]	1,483,102 [—]	0.48%–2.09%	Sept. 2014 –
MHCB	Straight Bonds	Sept. 1997– Aug. 2004	123,100 [—]	1,146,076 [—]	2.10%–3.00%	Nov. 2012 – Aug. 2014
*1	Straight Bonds	Jan. 2004– Mar. 2004	426,366 [—] (US$3,000,000 thousand) (EUR 750,000 thousand)	3,969,525 [—]	4.75%–8.37%	Apr. 2014 –
*2	Straight Bonds	Dec. 1995– Apr. 2001	79,100 [—]	736,430 [—]	0.56%–3.59%	Apr. 2010 – July. 2012
*3	Straight Bonds	Feb. 1995– Sept. 2004	628,915 [3,000] (US$110,000 thousand)	5,855,275 [27,930]	0.00%–5.10%	Dec. 2005 –
*4	Straight Bonds	Jun. 1995– July. 2004	598,226 [—] (US$1,049,959 thousand)	5,569,557 [—]	0.36%–8.80%	Feb. 2007 –
*5	Straight Bonds	Sep. 1998– Mar. 2005	237,864 [26,642] (US$43,956 thousand) (EUR25,037 thousand)	2,214,545 [248,041]	0.05%–7.50%	Apr. 2005 – Dec. 2034
Total			**¥ 2,356,972**	**$ 21,943,694**		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in the original currencies in parentheses ( ).
3. Repayments for Bonds and Notes are scheduled for the next five years as follows:
Fiscal 2005 ¥29,642 million ($275,971 thousand)
2006 ¥39,419 million ($367,004 thousand)
2007 ¥53,046 million ($493,870 thousand)
2008 ¥16,301 million ($151,772 thousand)
2009 ¥55,545 million ($517,132 thousand)
4. Bonds and Notes at March 31, 2005 included subordinated bonds and notes of ¥2,118,575 million ($19,724,190 thousand).

*1 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Financial Group (Cayman) Limited.
*2 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho TB (Aruba) A.E.C..
*3 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C..
*4 Indicates the total amount of straight bonds issued by overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaçao) N.V.
*5 Indicates the total amount of straight bonds issued by MHSC and overseas consolidated subsidiaries, Mizuho Corporate Asia (HK) Limited and Mizuho International plc.

Major components of Bonds and Notes at March 31, 2004 were as follows:

Issuer	Description	Issue	Millions of yen	Interest rates	Due
Mizuho Holdings	Straight Bonds	Nov. 2000	¥ 300,000 [—]	0.72%–0.82%	Mar. 2010 –
MHTB	Straight Bonds	Mar. 1998– Mar. 2004	89,100 [—]	1.21%–4.01%	Dec. 2010 –
MHCB	Straight Bonds	Sept. 1997– Feb. 2004	63,100 [—]	2.10%–3.00%	Nov. 2012 –
*1	Straight Bonds	Jan. 2004– Mar. 2004	413,438 [—] (US$3,000,000 thousand) (EUR 750,000 thousand)	4.75%–8.37%	Apr. 2014 –
*2	Straight Bonds	Dec. 1995– Apr. 2001	89,100 [—]	0.57%–3.59%	Apr. 2010 –
*3	Straight Bonds	Feb. 1995– Mar. 2004	639,719 [—] (US$110,000 thousand)	0.00%–5.10%	Dec. 2005 –
*4	Straight Bonds	Jun. 1995– Dec. 2003	636,562 [2,123] (US$1,125,000 thousand)	0.37%–8.80%	Jun. 2004 –
*5	Straight Bonds	Nov. 1994– Mar. 2004	128,350 [43,679] (US$89,000 thousand) (EUR 9,130 thousand)	0.00%–8.00%	Apr. 2004 – Dec. 2033
Total			¥ 2,359,370		

Notes: 1. Figures indicated in brackets [ ] represent the amounts to be redeemed within one year.
2. The amount of foreign currency denominated bonds is shown in the original currencies in parentheses ( ).
3. Bonds and Notes at March 31, 2004 included subordinated bonds and notes of ¥2,211,785 million.

*1 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Financial Group (Cayman) Limited.
*2 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, MHAT Finance (Aruba) A.E.C..
*3 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C..
*4 Indicates the total amount of straight bonds issued by overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaçao) N.V.
*5 Indicates the total amount of straight bonds issued by MHSC and overseas consolidated subsidiaries, Mizuho Corporate Asia (HK) Limited, Mizuho International plc and Mizuho Corporate Bank (USA).

19. Other Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Derivatives	¥ 1,742,862	¥ 1,814,635	$ 16,226,262
Accrued Expenses	204,793	183,532	1,906,648
Unearned Income	136,509	138,347	1,270,924
Income Taxes Payable	43,308	84,910	403,203
Other	2,965,147	2,184,749	27,605,883
Total	¥ 5,092,621	¥ 4,406,174	$ 47,412,920

20. Reserve for Employee Retirement Benefits

(1) MHFG and domestic consolidated subsidiaries adopt the Corporate Pension Fund Plans ("Kigyo Nenkin Kikin Seido"), the Employees' Pension Fund Plans ("Kousei-Nenkin Kikin Seido"), the Tax-qualified Pension Plans ("Tekikaku-Taishoku-Nenkin Seido"), and the Termination Allowance Plans ("Taishoku Ichijikin Seido") as Defined-Benefit Corporate Pension Plans.

On March 31, 2005, MHFG and certain domestic consolidated subsidiaries received approvals for exemption from payments of benefits related to past services of employees in respect of the substitutional portion of the Employees' Pension Fund Plans ("Kousei-Nenkin Kikin Seido") from the Minister of Health, Labour and Welfare. As a result, the Employees' Pension Fund Plans were replaced with the Corporate Pension Fund Plans ("Kigyo Nenkin Kikin Seido").

In April 2005, MHFG and certain domestic consolidated subsidiaries established Defined-Contribution Pension Plans.

In addition, certain domestic consolidated subsidiaries have established employee retirement benefit trusts.

(2) Reserve for Employee Retirement Benefits was reconciled as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Projected Benefit Obligations	¥ (1,117,907)	¥ (1,141,686)	$ (10,407,856)
Plan Assets	1,381,356	1,067,726	12,860,596
Unfunded Retirement Benefit Obligations	263,448	(73,960)	2,452,740
Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	—	24,550	—
Unrecognized Actuarial Differences	287,633	580,419	2,677,906
Net Amounts	551,082	531,010	5,130,646
Prepaid Pension Cost	588,219	562,989	5,476,398
Reserve for Employee Retirement Benefits	**¥ (37,137)**	**¥ (31,979)**	**$ (345,752)**

Notes: 1. The above Projected Benefit Obligations do not include additional retirement benefits paid to employees.
2. The above Projected Benefit Obligations include the amount measured by certain consolidated subsidiaries under the non-actuarial method.
3. The above Plan Assets at March 31, 2004 do not include ¥281,509 million of unrecognized plan assets.

(3) Breakdown of Retirement Benefit Expenses was as follows:

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Service Cost*1*2	¥ 23,970	¥ 27,983	$ 223,169
Interest Cost	28,282	32,778	263,310
Expected Return on Plan Assets	(46,672)	(39,828)	(434,526)
Gain on Plan Amendment (Prior Service Cost)	(3,430)	(14,426)	(31,943)
Amortization of Actuarial Differences	39,939	69,423	371,838
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	24,550	28,081	228,570
Other (such as Extra Retirement Benefit)	5,109	1,915	47,567
Net Retirement Benefit Expenses	**71,748**	**105,928**	**667,985**
Gains on Return of Substitutional Portion of Mizuho Pension Fund	—	(45,169)	—
Net Expenses related to Retirement Benefit	**¥ 71,748**	**¥ 60,758**	**$ 667,985**

*1 The amount of employee contribution to Mizuho Pension Fund is deducted from Service cost.
*2 Retirement benefit expenses of some consolidated subsidiaries which adopt the non-actuarial method for calculating projected benefit obligations are included in Service Cost in full.

(4) Assumptions used in calculation of the above information were as follows:

	2005	2004
Discount Rate	mainly 2.5%	mainly 2.5%
Expected Rate of Return on Plan Assets	mainly 3.4%	mainly 3.5%
Method of Attributing the Projected Benefits to Periods of Service	Straight-line basis	Straight-line basis
Prior Service Cost	Charged to Income (Loss) in the year	Charged to Income (Loss) in the year
Amortization of Unrecognized Actuarial Differences	Primarily 10-12 years	Primarily 10-12 years
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	Primarily 5 years	Primarily 5 years

21. Reserves under Special Laws

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Reserve for Contingent Liabilities from Securities Transactions	¥ 1,750	¥ 1,292	$ 16,300
Reserve for Contingent Liabilities from Futures Transactions	83	80	777
Total	¥ 1,834	¥ 1,372	$ 17,077

22. Acceptances and Guarantees

(1) All commitments and contingent liabilities of a material nature resulting from guarantees or otherwise are included in the contra-accounts "Acceptances and Guarantees" and "Customers' Liabilities for Acceptances and Guarantees."
The outstanding balances of the accounts were as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Guarantees	¥ 3,837,617	¥ 3,570,745	$ 35,728,676
Letters of Credit	82,868	69,844	771,519
Acceptances	7,690	7,023	71,599
Total	¥ 3,928,176	¥ 3,647,613	$ 36,571,794

(2) The principal amounts promised to be indemnified for money trusts and loan trusts, which are entrusted to domestic consolidated trust banking subsidiaries, were ¥812,747 million ($7,566,777 thousand) and ¥708,684 million ($6,597,933 thousand) as of March 31, 2005, respectively, and ¥824,741 million and ¥869,287 million as of March 31, 2004, respectively.

23. Revaluation of Land

In accordance with the Land Revaluation Law, land used for business operations of domestic consolidated banking subsidiaries was revalued on March 31, 1998. In accordance with Article 2-4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998), the revaluation was performed by the method of calculating the value along with reasonable adjustments, such as for the condition of the land.

The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land, and the remainder, net of tax, is stated as Revaluation Reserve for Land in Shareholders' Equity.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥222,110 million ($2,067,875 thousand) and ¥253,406 million as of March 31, 2005 and 2004, respectively.

24. Common Stock and Preferred Stock

Common Stock and Preferred Stock at March 31, 2005 and 2004 were as follows:

	Number of shares		Per share (Yen)				
As of March 31, 2005 Class of stock	Authorized	Issued and outstanding	Interim cash dividend	Year-end cash dividend	Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	12,003,995.49	¥ —	¥ 3,500	¥ —	No	No
Second Series Class II Preferred Stock	100,000	100,000	—	8,200	2,000,000	Yes	No
Third Series Class III Preferred Stock	100,000	100,000	—	14,000	2,000,000	Yes	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	125,000	125,000	—	11,000	2,000,000	Yes	Yes
Eighth Series Class VIII Preferred Stock	125,000	125,000	—	8,000	2,000,000	Yes	Yes
Ninth Series Class IX Preferred Stock	33,000	33,000	—	—	1,250,000	Yes	No
Tenth Series Class X Preferred Stock	140,000	140,000	—	5,380	1,250,000	Yes	No
Eleventh Series Class XI Preferred Stock	1,398,500	943,740	—	20,000	1,000,000	Yes	No
Twelfth Series Class XI Preferred Stock		—	—	/	/	/	/
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	30,000	1,000,000	No	Yes

Notes: 1. Treasury Stock and stocks held by subsidiaries and affiliates are not excluded. The numbers are as follows:
Common Stock 1,158 thousand shares
Preferred Stock 137 thousand shares
2. The total number of shares of Class XII Preferred Stock, which are authorized to be issued, is 1,500,000.

	Number of shares		Per share (Yen)				
As of March 31, 2004 Class of stock	Authorized	Issued and outstanding	Interim cash dividend	Year-end cash dividend	Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	11,926,964.67	¥ —	¥ 3,000	¥ —	No	No
First Series Class I Preferred Stock	33,000	33,000	—	22,500	3,000,000	Yes	No
Second Series Class II Preferred Stock	100,000	100,000	—	8,200	2,000,000	Yes	No
Third Series Class III Preferred Stock	100,000	100,000	—	14,000	2,000,000	Yes	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	125,000	125,000	—	11,000	2,000,000	Yes	Yes
Eighth Series Class VIII Preferred Stock	125,000	125,000	—	8,000	2,000,000	Yes	Yes
Ninth Series Class IX Preferred Stock	140,000	140,000	—	17,500	1,250,000	Yes	No
Tenth Series Class X Preferred Stock	140,000	140,000	—	5,380	1,250,000	Yes	No
Eleventh Series Class XI Preferred Stock	1,404,000	943,740	—	20,000	1,000,000	Yes	No
Twelfth Series Class XI Preferred Stock		5,500	—	2,500	1,000,000	Yes	No
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	30,000	1,000,000	No	Yes

Notes: 1. Treasury Stock and stocks held by subsidiaries and affiliates are not excluded. The number is as follows:
Common Stock 1,157 thousand shares
2. The total number of shares of Class XII Preferred Stock, which are authorized to be issued, is 1,500,000.

Holders or registered pledgees of Preferred Stocks are entitled to receive annual dividends, and distribution of residual assets of MHFG, as set out above in priority to holders of Common Stocks but *pari passu* among themselves.

MHFG may pay up to one-half of the annual dividend payable on each class of Preferred Stocks as an interim dividend.

Dividends on the Preferred Stocks are not cumulative. Holders of Preferred Stocks are not entitled to vote at a general meeting of shareholders except where the articles of incorporation entitle holders of Preferred Stocks to vote.

All Preferred Stocks except Class IV Preferred Stocks, Class VI Preferred Stocks and Class XIII Preferred Stocks are convertible into Common Stocks at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period*1	Conversion ratio*2
Second Series Class II Preferred Stock	August 1, 2004 to July 31, 2006	3.060 to be reset on August 1 of 2005 ("Reset Date") as ¥2,000,000 / (current market price X 1.025), where the current market price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) ¥637,600, provided that the reset conversion ratio shall not be less than the conversion ratio applicable on the date immediately prior to the Reset Date.
Third Series Class III Preferred Stock	August 1, 2005 to July 31, 2008	¥2,000,000 / (current market price x 1.025), where the current market price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2005 and (y) ¥637,600, to be reset on August 1, 2006 and August 1, 2007 using the same formula *mutatis mutandis*.
Seventh Series Class VII Preferred Stock	October 1, 2006 to January 31, 2011	¥2,000,000 / (conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to October 1, 2006 multiplied by 1.025 and (y) ¥420,000; to be reset on October 1 of each year between 2007 and 2010 (each, a "Reset Date") as ¥2,000,000 / (conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 80% of the initial conversion price.

Eighth Series Class VIII Preferred Stock	October 1, 2004 to January 31, 2009	¥2,000,000 / (conversion price), where the current conversion price is ¥540,000, and thereafter the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to October 1 of each year between 2005 and 2008 ("Reset Date") and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than ¥378,000.
Ninth Series Class IX Preferred Stock	September 1, 2003 to August 31, 2009	¥1,250,000 / (conversion price), where the current conversion price is ¥454,000, and thereafter the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1 of each year between 2004 and 2008 multiplied by 1.025 and (y) ¥331,000.
Tenth Series Class X Preferred Stock	July 1, 2003 to August 31, 2009	¥1,250,000 / (conversion price), where the current conversion price is ¥454,000, and thereafter the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1 of each year between 2003 and 2008 multiplied by 1.025 and (y) ¥331,000.
Eleventh Series Class XI Preferred Stock	July 1, 2008 to June 30, 2016	¥1,000,000 / (conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2008 and (y) ¥50,000; to be reset on July 1 of each year between 2009 and 2015 (each, a "Reset Date") as ¥1,000,000 / (conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 60% of the initial conversion price or ¥50,000.

Notes: 1. If the date to determine the shareholders entitled to exercise their voting rights at a general meeting of the shareholders of MHFG (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.
2. Subject to adjustment, where allotment of new Common Stocks for a subscription price below the "current market price" or "conversion price," a stock split, allotment of securities convertible into Common Stocks at a conversion ratio more favorable than the Preferred Stocks, merger or amalgamation, or a capital decrease or consolidation occurs and in certain other circumstances.

Each Preferred Stock which has not been converted as described above by the end of the relevant conversion period will be converted into Common Stocks on the day following the end of the conversion period on the following terms:

Second Series Class II Preferred Stock	August 1, 2006	¥2,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2006, provided that the conversion ratio shall not be more than 3.137 (*).
Third Series Class III Preferred Stock	August 1, 2008	¥2,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to August 1, 2008, provided that the conversion ratio shall not be more than 3.137 (*).
Seventh Series Class VII Preferred Stock	February 1, 2011	¥2,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to February 1, 2011, provided that the conversion ratio shall not be more than the figure obtained by dividing ¥2,000,000 by the amount equal to 60% of the amount obtained by dividing ¥2,000,000 by the initial conversion ratio.
Eighth Series Class VIII Preferred Stock	February 1, 2009	¥2,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to February 1, 2009, provided that the conversion ratio shall not be more than the figure obtained by dividing ¥2,000,000 by the amount equal to 60% of the amount obtained by dividing ¥2,000,000 by the initial conversion ratio.
Ninth Series Class IX Preferred Stock	September 1, 2009	¥1,250,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1, 2009, provided that the conversion ratio shall not be more than the number obtained by dividing ¥1,250,000 by ¥331,000.

* Subject to adjustment, where a stock split or consolidation of share capital occurs.

Tenth Series Class X Preferred Stock	September 1, 2009	¥1,250,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to September 1, 2009, provided that the conversion ratio shall not be more than the number obtained by dividing ¥1,250,000 by ¥331,000.
Eleventh Series Class XI Preferred Stock	July 1, 2016	¥1,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of Common Stocks as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than 60% of the initial conversion price or ¥50,000.

25. Interest Income and Interest Expenses

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Interest Income:			
Loans and Bills Discounted	¥ 1,065,198	¥ 1,183,736	$ 9,917,126
Securities	290,665	296,733	2,706,135
Call Loans and Bills Purchased	5,082	5,176	47,316
Due from Banks	29,738	24,840	276,869
Receivables under Resale Agreements	110,248	74,290	1,026,423
Securities Borrowing Transactions	3,612	1,718	33,632
Other Interest Income	79,869	36,209	743,595
Total	**1,584,415**	**1,622,704**	**14,751,096**
Interest Expenses:			
Deposits	125,969	112,878	1,172,790
Debentures	68,669	92,744	639,317
Call Money and Bills Sold	2,922	2,858	27,205
Payables under Repurchase Agreements	154,003	116,306	1,433,795
Securities Lending Transactions	12,754	12,130	118,745
Commercial Paper	1,033	1,006	9,618
Borrowed Money	26,594	34,548	247,594
Short-term Bonds	35	—	327
Bonds and Notes	65,299	45,914	607,944
Bonds with Stock Options	—	47	—
Other Interest Expenses	20,702	19,267	192,745
Total	**477,983**	**437,703**	**4,450,080**
Net	**¥ 1,106,432**	**¥ 1,185,001**	**$ 10,301,016**

26. Trading Income

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Trading Income:			
Net Gains on Trading Securities and Derivatives	¥ 98,400	¥ 138,846	$ 916,123
Net Gains on Derivatives for Trading Transactions	63,094	91,753	587,415
Net Gains on Securities Held to Hedge Trading Transactions	1,880	—	17,509
Other Trading Income	1,683	1,855	15,677
Total	**¥ 165,059**	**¥ 232,455**	**$ 1,536,724**

27. Other Operating Income

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Gains on Foreign Exchange Transactions	¥ 157,858	¥ 96,058	$ 1,469,681
Gains on Sales of Bonds	99,860	249,037	929,717
Other	83,786	61,386	780,066
Total	**¥ 341,506**	**¥ 406,481**	**$ 3,179,464**

28. Other Income

For the Fiscal Year ended March 31, 2005	Millions of yen 2005	Thousands of U.S. dollars 2005
Gains on Sales of Stock	¥ 276,772	$ 2,576,787
Reversal of Reserves for Possible Losses on Loans	143,215	1,333,351
Reversal of Reserve for Contingencies (Note)	131,159	1,221,113
Interest on the Refund of Provisional Tax Payments (Note)	102,105	950,616
Gains on Sales of Premises and Equipment	29,501	274,666
Recovery on Written-off Loans	7,054	65,675
Other	45,488	423,504
Total	¥ 735,297	$ 6,845,712

Note: Resulting from a ruling by the Supreme Court in favor of the petition of a certain domestic subsidiary for rescission of a correction notice from the Tokyo Regional Taxation Bureau.

For the Fiscal Year ended March 31, 2004	Millions of yen 2004
Gains on Sales of Stock	¥ 251,929
Gains on Money Held in Trust	526
Gains on Sales of Premises and Equipment	8,413
Recovery on Written-off Loans	2,555
Gains on Securities Contributed to Employee Retirement Benefit Trust	60,735
Enterprise Tax Refund and Interest on the Refund	58,198
Gains on Return of Substitutional Portion of Mizuho Pension Fund	45,169
Amortization of Prior Service Costs	14,426
Other	61,918
Total	¥ 503,872

29. Other Operating Expenses

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Losses on Sales of Bonds	¥ 66,462	¥ 116,146	$ 618,772
Expenses on Derivatives other than for Trading or Hedging	26,530	21,093	247,006
Losses on Devaluation of Bonds	1,337	1,670	12,453
Amortization of Debenture Issuance Costs	242	777	2,262
Other	61,207	59,932	569,850
Total	¥ 155,781	¥ 199,620	$ 1,450,343

30. Other Expenses

For the Fiscal Year ended March 31, 2005	Millions of yen 2005	Thousands of U.S. dollars 2005
Write-offs of Loans	¥ 161,461	$ 1,503,226
Impairment of Fixed Assets	67,143	625,112
Write-offs of Deferred Hedge Losses	67,089	624,610
Losses on Sales of Loans	61,921	576,498
Valuation Losses on Investments in Subsidiaries	59,666	555,505
Expenses on IT System Integration and Losses on Disposal of Software	55,509	516,798
Losses on Devaluation of Stock	48,752	453,895
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	24,550	228,570
Losses on Disposal of Premises and Equipment	24,167	225,000
Effect of Applying the Fair-value Hedge Method	14,412	134,181
Other	109,313	1,017,726
Total	**¥ 693,989**	**$ 6,461,121**

For the Fiscal Year ended March 31, 2004	Millions of yen 2004
Provision for Reserves for Possible Losses on Loans	¥ 65,424
Write-offs of Loans	209,509
Losses on Sales of Stock	27,639
Losses on Devaluation of Stock	18,900
Losses on Money Held in Trust	109
Losses on Disposal of Premises and Equipment	129,006
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	28,081
Other	130,400
Total	**¥ 609,073**

31. Losses on Impairment of Fixed Assets

The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets in the fiscal year ended March 31, 2005:

For the Fiscal Year ended March 31, 2005

Area	Principal purpose of use		Type	Millions of yen	Thousands of U.S. dollars
Tokyo	Branch premises to be closed	40 branches			
Metropolitan Area	Idle assets	108 items	Land and premises, etc.	¥ 44,096	$ 410,540
	Assets to be disposed				
Other	Branch premises	1 branch			
	Branch premises to be closed	5 branches	Land and premises, etc.	23,047	214,572
	Idle assets	118 items			

32. Cash Flows

Cash and Cash Equivalents reconciles to Cash and Due from Banks on the Consolidated Balance Sheets as follows:

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Cash and Due from Banks	¥ 6,808,965	¥ 6,813,510	$ 63,392,285
Less: Due from Banks except for due from Central Banks	(1,206,902)	(1,283,846)	(11,236,409)
Cash and Cash Equivalents	**¥ 5,602,062**	**¥ 5,529,664**	**$ 52,155,876**

33. Lease Transactions

Finance Leases (Lessees)

The Acquisition Cost Equivalents, Accumulated Depreciation Equivalents and Book Value Equivalents relating to finance lease transactions accounted for as operating leases were summarized as follows:

	Millions of yen					
	2005			2004		
At March 31,	Equipment	Others	Total	Equipment	Others	Total
Acquisition Cost Equivalents	¥ 52,375	¥ 3,353	¥ 55,729	¥ 83,140	¥ 4,706	¥ 87,847
Accumulated Depreciation Equivalents	(29,826)	(2,251)	(32,078)	(52,233)	(2,921)	(55,154)
Book Value Equivalents	¥ 22,548	¥ 1,101	¥ 23,650	¥ 30,907	¥ 1,785	¥ 32,692

	Thousands of U.S. dollars		
	2005		
At March 31,	Equipment	Others	Total
Acquisition Cost Equivalents	$ 487,623	$ 31,221	$ 518,844
Accumulated Depreciation Equivalents	(277,692)	(20,965)	(298,657)
Book Value Equivalents	$ 209,931	$ 10,256	$ 220,187

Future lease payments subsequent to the end of the fiscal year for finance leases accounted for as operating leases (including the interest portion thereon) were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Due in One Year or Less	¥ 10,019	¥ 14,477	$ 93,279
Due after One Year	23,665	35,072	220,328
Total	¥ 33,684	¥ 49,550	$ 313,607

Lease expense, depreciation equivalents and interest expense equivalents relating to finance leases accounted for as operating leases amounted to ¥15,503 million ($144,336 thousand), ¥15,297 million ($142,426 thousand), and ¥1,209 million ($11,262 thousand), respectively for the fiscal year ended March 31, 2005, and ¥14,433 million, ¥13,754 million, and ¥1,161 million, respectively for the fiscal year ended March 31, 2004.

Notes: 1. The computing method for the amount of depreciation equivalents is as follows:
Depreciation equivalents are calculated by the declining-balance method, computed by multiplying the amounts by 10/9, which itself is computed assuming that the useful life is the lease term and that the residual value at the end of the lease term is 10% of the acquisition cost.
2. The computing method for the amount of interest expenses equivalents is as follows:
The amounts are defined as the difference between total lease payments and acquisition cost equivalents, which are allocated over the lease term by the interest method.

Operating Leases

The future lease payments subsequent to the end of the fiscal year for operating lease transactions were summarized as follows:

Lessees:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Due in One Year or Less	¥ 25,313	¥ 25,563	$ 235,670
Due after One Year	135,669	159,353	1,263,103
Total	¥ 160,983	¥ 184,917	$ 1,498,773

34. Deferred Tax Assets and Liabilities

Deferred Tax Assets and Liabilities consisted of the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Deferred Tax Assets:			
Tax Losses Carried Forward	¥ 1,920,951	¥ 2,088,231	$ 17,884,293
Securities	1,007,619	1,011,479	9,381,056
Reserves for Possible Losses on Loans	580,593	805,786	5,405,394
Securities Contributed to Employee Retirement Benefit Trust	218,536	210,715	2,034,605
Other	287,145	242,353	2,673,360
Deferred Tax Assets Subtotal:	4,014,846	4,358,566	37,378,708
Valuation Allowance	(2,354,894)	(2,461,786)	(21,924,355)
Total	**¥ 1,659,951**	**¥ 1,896,780**	**$ 15,454,353**
Deferred Tax Liabilities:			
Prepaid Pension Cost	¥ (221,835)	¥ (213,062)	$ (2,065,312)
Net Unrealized Gains on Other Securities	(377,963)	(308,578)	(3,518,886)
Other	(57,262)	(42,165)	(533,124)
Total	**¥ (657,061)**	**¥ (563,807)**	**$ (6,117,322)**
Net Deferred Tax Assets	**¥ 1,002,890**	**¥ 1,332,973**	**$ 9,337,031**

Balances reported on the Consolidated Balance Sheets:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Deferred Tax Assets	¥ 1,036,907	¥ 1,361,766	$ 9,653,733
Deferred Tax Liabilities	(34,016)	(28,792)	(316,702)
Net Deferred Tax Assets	**¥ 1,002,890**	**¥ 1,332,973**	**$ 9,337,031**

MHFG and domestic subsidiaries are subject to a number of different income taxes.

As at March 31, 2005 and 2004 the reconciliation of the statutory tax rate of MHFG to the effective income tax rate was as follows.

At March 31, 2005	2005
Statutory tax rate	**40.69 %**
Adjustments	
Effect of a ruling in favor of the petition for rescission of a correction notice from the Tokyo Regional Taxation Bureau	(6.27)
Changes in Valuation Allowance	(4.99)
Permanent differences (e.g. cash dividends received)	(1.59)
Other	(0.78)
Effective income tax rate	**27.04 %**

At March 31, 2004	2004
Statutory tax rate	**42.05 %**
Adjustments	
Changes in Valuation Allowance	12.11
Effect of tax rates of domestic subsidiaries	(3.83)
Investment in subsidiaries	(1.30)
Other	(1.83)
Effective income tax rate	**47.19 %**

35. Segment Information

(1) Segment Information by Type of Business

Segment information by type of business at March 31, 2005 and 2004 and for the fiscal year ended March 31, 2005 and 2004 was as follows:

Millions of yen

2005 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	¥ 2,509,411	¥ 13,452	¥ 2,522,864	¥ 2,031,898	¥ 490,965	¥ 126,488,096	¥ 111,499	¥ 64,895	¥ 202,937
Securities Business	344,439	27,139	371,578	264,333	107,245	18,453,700	8,775	2,135	12,783
Other	185,334	106,538	291,872	228,229	63,643	1,243,822	9,291	112	10,871
Total	3,039,186	147,129	3,186,315	2,524,461	661,854	146,185,618	129,567	67,143	226,592
Elimination	—	(147,129)	(147,129)	(142,734)	(4,394)	(3,109,382)	—	—	—
Consolidated Results	¥ 3,039,186	¥ —	¥ 3,039,186	¥ 2,381,726	¥ 657,459	¥ 143,076,236	¥ 129,567	¥ 67,143	¥ 226,592

Millions of yen

2004 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	¥ 2,752,455	¥ 26,740	¥ 2,779,196	¥ 1,953,785	¥ 825,411	¥ 127,414,246	¥ 121,592	¥ /	¥ 161,011
Securities Business	273,290	28,821	302,111	233,057	69,054	13,111,932	8,398	/	6,449
Other	174,880	115,341	290,221	270,505	19,716	1,152,880	9,872	/	5,667
Total	3,200,626	170,903	3,371,529	2,457,348	914,181	141,679,059	139,863	/	173,127
Elimination	—	(170,903)	(170,903)	(153,208)	(17,694)	(3,928,967)	—	/	—
Consolidated Results	¥ 3,200,626	¥ —	¥ 3,200,626	¥ 2,304,139	¥ 896,486	¥ 137,750,091	¥ 139,863	¥ /	¥ 173,127

Thousands of U.S. dollars

2005 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	$23,362,927	$ 125,241	$23,488,168	$18,917,218	$4,570,950	$1,177,619,366	$1,038,077	$ 604,185	$1,889,375
Securities Business	3,206,775	252,669	3,459,444	2,460,973	998,471	171,806,164	81,702	19,883	119,012
Other	1,725,485	991,885	2,717,370	2,124,846	592,524	11,580,136	86,508	1,044	101,214
Total	28,295,187	1,369,795	29,664,982	23,503,037	6,161,945	1,361,005,666	1,206,287	625,112	2,109,601
Elimination	—	(1,369,795)	(1,369,795)	(1,328,879)	(40,916)	(28,948,720)	—	—	—
Consolidated Results	$28,295,187	$ —	$28,295,187	$22,174,158	$6,121,029	$1,332,056,946	$1,206,287	$ 625,112	$2,109,601

Notes: 1. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.

2. Ordinary Profits represent Ordinary Income less Ordinary Expenses.

3. Major components of Type of Business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: credit card business, investment advisory business and other

(2) Segment Information by Geographic Area

Segment information by geographic area at March 31, 2005 and 2004 and for the fiscal years ended March 31, 2005 and 2004 was as follows:

Millions of yen

2005 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	¥ 2,591,325	¥ 46,268	¥ 2,637,593	¥ 2,048,630	¥ 588,963	¥ 132,776,520
Americas	197,894	115,641	313,536	246,115	67,420	12,391,021
Europe	177,012	19,296	196,308	181,478	14,830	6,916,115
Asia / Oceania excluding Japan	72,952	11,724	84,677	64,577	20,099	4,501,289
Total	3,039,186	192,930	3,232,116	2,540,802	691,313	156,584,945
Elimination and General Corporate Assets	—	(192,930)	(192,930)	(159,076)	(33,853)	(13,508,709)
Consolidated Results	¥ 3,039,186	¥ —	¥ 3,039,186	¥ 2,381,726	¥ 657,459	¥ 143,076,236

Millions of yen

2004 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	¥ 2,760,211	¥ 143,450	¥ 2,903,662	¥ 2,063,911	¥ 839,751	¥ 128,677,634
Americas	177,703	89,879	267,582	194,577	73,005	12,172,914
Europe	185,295	9,557	194,852	181,283	13,568	6,824,656
Asia / Oceania excluding Japan	77,415	1,006	78,422	38,997	39,424	4,037,664
Total	3,200,626	243,893	3,444,519	2,478,769	965,750	151,712,869
Elimination and General Corporate Assets	—	(243,893)	(243,893)	(174,630)	(69,263)	(13,962,777)
Consolidated Results	¥ 3,200,626	¥ —	¥ 3,200,626	¥ 2,304,139	¥ 896,486	¥ 137,750,091

Thousands of U.S. dollars

2005 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	$ 24,125,554	$ 430,762	$ 24,556,316	$ 19,072,996	$ 5,483,320	$1,236,165,349
Americas	1,842,423	1,076,635	2,919,058	2,291,364	627,694	115,361,896
Europe	1,648,010	179,649	1,827,659	1,689,589	138,070	64,389,863
Asia / Oceania excluding Japan	679,200	109,156	788,356	601,228	187,128	41,907,544
Total	28,295,187	1,796,202	30,091,389	23,655,177	6,436,212	1,457,824,652
Elimination and General Corporate Assets	—	(1,796,202)	(1,796,202)	(1,481,019)	(315,183)	(125,767,706)
Consolidated Results	$ 28,295,187	$ —	$ 28,295,187	$ 22,174,158	$ 6,121,029	$1,332,056,946

Notes: 1. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.

2. Ordinary Profits represent Ordinary Income less Ordinary Expenses.
3. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations.
4. Americas includes the United States of America and Canada. Europe includes the United Kingdom. Asia / Oceania includes Hong Kong and the Republic of Singapore.
5. Until the fiscal year ended March 31, 2003, gains and losses relating to foreign exchange swaps for some of the domestic banking subsidiaries were reported in gross amounts on the statements of operations. However, effective the fiscal year ended March 31, 2004, the net amount of gains and losses is presented on the statements of operations as a result of the application of hedge accounting in accordance with the JICPA Industry Audit Committee Report No. 25. As a result, for the fiscal year ended March 31, 2004, compared to the corresponding amounts under the previously applied method, Ordinary Income and Ordinary Expenses decreased by ¥6,798 million, ¥4,666 million, and ¥1,789 million for Japan, Europe, and Asia/Oceania excluding Japan, respectively.
6. Until the fiscal year ended March 31, 2003, the transitional treatment permitted by the JICPA Industry Audit Committee Report No. 25 was applied to foreign currency transactions. However, effective the fiscal year ended March 31, 2004, in accordance with the general provisions of the JICPA Industry Audit Committee Report No. 25, hedge accounting is applied to currency-swap transactions, exchange swap transactions and similar transactions for domestic banking and trust banking subsidiaries.

As a result of the application of hedge accounting, as of March 31, 2004, currency-swap transactions and exchange swap transactions, which were accounted for on an accrual basis, are valued at fair value and the gross amount of the credit balance and the debt balance are recorded on the balance sheet in Other Assets and Other Liabilities, resulting in a decrease of Total Assets of ¥320 million and ¥43 million for Japan and Americas, respectively, and an increase of Total Assets of ¥126 million and ¥1,695 million for Europe and Asia/Oceania excluding Japan, respectively, compared with the corresponding amounts under the previous method.

Until the fiscal year ended March 31, 2003, the net fair value of forward foreign exchange transactions other than those for the above hedging purposes was recorded in Other Assets or Other Liabilities on the balance sheets. However, effective the fiscal year ended March 31, 2004, the gross of fair value amounts are recorded on the balance sheet. As a result, as of March 31, 2004, Total Assets increased by ¥782,767 million, ¥25,964 million, ¥44,623 million, and ¥29,331 million for Japan, Americas, Europe, and Asia/Oceania excluding Japan, respectively, compared with the corresponding amounts under the previous method.

(3) Ordinary Income from Overseas Entities

Ordinary Income from Overseas Entities for the fiscal years ended March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Ordinary Income from Overseas Entities	¥ 447,860	¥ 440,414	$ 4,169,633
Total Ordinary Income	3,039,186	3,200,626	28,295,187
Ordinary Income from Overseas Entities' Ratio	14.73%	13.76%	/

Notes: 1. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of MHCB and other overseas subsidiaries excluding Inter-segment Ordinary Income. Ordinary Income from international operations is presented in lieu of Sales as is the case for non-financial companies.

2. Segment information on Ordinary Income from Overseas Entities is not presented as no such information is compiled.

36. Subsequent Events

Appropriation of Retained Earnings

The following Appropriation of Retained Earnings was approved at the shareholders' meeting held on June 25, 2005.

		Millions of yen	Thousands of U.S. dollars
Cash Dividends:			
Second Series Class II Preferred Stock	¥ 8,200 per Share	¥ 503	$ 4,687
Third Series Class III Preferred Stock	¥ 14,000 per Share	1,400	13,034
Fourth Series Class IV Preferred Stock	¥ 47,600 per Share	7,140	66,474
Sixth Series Class VI Preferred Stock	¥ 42,000 per Share	6,300	58,654
Seventh Series Class VII Preferred Stock	¥ 11,000 per Share	1,375	12,801
Eighth Series Class VIII Preferred Stock	¥ 8,000 per Share	474	4,417
Tenth Series Class X Preferred Stock	¥ 5,380 per Share	753	7,012
Eleventh Series Class XI Preferred Stock	¥ 20,000 per Share	18,874	175,727
Thirteenth Series Class XIII Preferred Stock	¥ 30,000 per Share	1,100	10,248
Common Stock	¥ 3,500 per Share	42,007	391,097

37. Fair Value of Securities and Money Held in Trust

The following tables contain information relating to "Securities," Trading Securities, Securities Held to Hedge Trading Transactions, Negotiable Certificates of Deposits, Commercial Paper and other in "Trading Assets," Negotiable Certificates of Deposits in "Cash and Due form Banks," certain "Other Debt Purchased," and "Money Held in Trust."

Millions of yen

		Gross unrealized		
At March 31, 2005	Cost	Gains	Losses	Fair value
Bonds Held-to-Maturity:	¥ 1,459,567	¥ 7,192	¥ 5,954	¥ 1,460,805
Japanese National Government Bonds	1,117,495	6,622	—	1,124,118
Japanese Local Government Bonds	52,911	570	—	53,482
Other	289,159	—	5,954	283,204
Other Securities*2:	30,554,509	1,232,628*4	235,927*4	31,551,210
Stocks*3	3,087,917	1,174,385	64,780	4,197,523
Bonds:	22,170,287	15,873	92,092	22,094,068
Japanese National Government Bonds	21,615,580	9,891	91,131	21,534,341
Japanese Local Government Bonds	89,433	2,144	354	91,222
Japanese Short-term Bonds	2,999	—	0	2,999
Japanese Corporate Bonds	462,273	3,837	606	465,505
Other	5,296,303	42,369	79,054	5,259,618
Money Held in Trust				
Other Money Held in Trust	169	—	—	169

Millions of yen

		Gross unrealized		
At March 31, 2004	Cost	Gains	Losses	Fair value
Bonds Held-to-Maturity:	¥ 915,604	¥ 1,147	¥ 482	¥ 916,270
Japanese National Government Bonds	897,546	1,119	482	898,183
Japanese Local Government Bonds	18,058	28	—	18,087
Other Securities*2:	27,895,257	1,018,867	298,435	28,615,689
Stocks*3	3,477,151	967,246	82,677	4,361,720
Bonds:	20,185,912	9,366	200,561	19,994,717
Japanese National Government Bonds	19,725,985	5,699	197,477	19,534,207
Japanese Local Government Bonds	97,725	2,321	844	99,202
Japanese Corporate Bonds	362,201	1,345	2,239	361,307
Other	4,232,193	42,254	15,196	4,259,251

At March 31, 2005	Cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
				Thousands of U.S. dollars
Bonds Held-to-Maturity:	$ 13,588,746	$ 66,967	$ 55,442	$ 13,600,271
Japanese National Government Bonds	10,404,018	61,655	—	10,465,673
Japanese Local Government Bonds	492,614	5,312	—	497,926
Other	2,692,114	—	55,442	2,636,672
Other Securities*2:	284,466,150	11,475,920*4	2,196,515*4	293,745,555
Stocks*3	28,748,886	10,933,670	603,111	39,079,445
Bonds:	206,408,041	147,789	857,396	205,698,434
Japanese National Government Bonds	201,243,652	92,095	848,444	200,487,303
Japanese Local Government Bonds	832,637	19,963	3,305	849,295
Japanese Short-term Bonds	27,928	—	3	27,925
Japanese Corporate Bonds	4,303,824	35,731	5,644	4,333,911
Other	49,309,223	394,461	736,008	48,967,676
Money Held in Trust				
Other Money Held in Trust	1,581	—	—	1,581

*1 A summary of Trading Securities and Money Held in Trust for Investment Purposes and related unrealized gains and losses is as follows:

At March 31,	Millions of yen 2005 Fair value	Millions of yen 2005 Unrealized gains (losses)	Millions of yen 2004 Fair value	Millions of yen 2004 Unrealized gains (losses)	Thousands of U.S. dollars 2005 Fair value	Thousands of U.S. dollars 2005 Unrealized gains (losses)
Trading Securities	¥ 8,829,136	¥ 23,528	¥ 5,592,183	¥ (2,702)	$ 82,200,317	$ 219,050
Money Held in Trust for Investment Purposes	28,509	—	27,863	132	265,428	—

*2 In addition to the balances shown in the above table, Other Securities included securities without fair values such as unlisted stock (excluding OTC stock) of ¥814,761 million ($7,585,527 thousand) and ¥837,239 million and non-publicly offered bonds of ¥1,617,364 million ($15,057,860 thousand) and ¥1,299,514 million as of March 31, 2005 and 2004, respectively.

*3 Fair value of Stocks is determined based on the average market prices during one-month periods before the balance sheet dates.

*4 Unrealized Gains (Losses) include ¥54,074 million ($503,444 thousand) which was recognized in the Statement of Operations by applying the fair-value hedge method and other.

Projected Redemption Amounts for Securities

				Millions of yen
At March 31, 2005	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 13,547,124	¥ 6,479,224	¥ 3,913,699	¥ 921,792
Japanese National Government Bonds	13,283,905	4,984,641	3,596,479	786,810
Japanese Local Government Bonds	2,258	97,401	41,327	10,079
Japanese Short-term Bonds	2,999	—	—	—
Japanese Corporate Bonds	257,961	1,397,181	275,893	124,901
Other	588,578	2,480,708	820,550	1,868,267
Total	¥ 14,135,702	¥ 8,959,933	¥ 4,734,250	¥ 2,790,059

				Millions of yen
At March 31, 2004	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 10,212,773	¥ 7,348,507	¥ 3,892,826	¥ 735,730
Japanese National Government Bonds	9,965,129	6,183,640	3,656,500	626,483
Japanese Local Government Bonds	2,200	39,105	73,798	10,716
Japanese Corporate Bonds	245,443	1,125,761	162,527	98,530
Other	873,745	2,032,448	791,538	679,982
Total	¥ 11,086,518	¥ 9,380,955	¥ 4,684,364	¥ 1,415,712

				Thousands of U.S. dollars
At March 31, 2005	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	$126,125,354	$ 60,322,359	$ 36,437,016	$ 8,581,995
Japanese National Government Bonds	123,674,755	46,407,612	33,483,654	7,325,300
Japanese Local Government Bonds	21,023	906,823	384,762	93,845
Japanese Short-term Bonds	27,925	—	—	—
Japanese Corporate Bonds	2,401,651	13,007,924	2,568,600	1,162,850
Other	5,479,734	23,095,694	7,639,427	17,393,791
Total	$131,605,088	$ 83,418,053	$ 44,076,443	$ 25,975,786

Other Securities Sold during the Fiscal Year

For the Fiscal Years ended March 31,	2005 Proceeds from sales	2005 Total amount of gains on sales	2005 Total amount of losses on sales	2004 Proceeds from sales	2004 Total amount of gains on sales	2004 Total amount of losses on sales
	Millions of yen					
Other Securities	¥ 34,932,326	¥ 354,893	¥ 53,044	¥ 46,704,782	¥ 483,208	¥ 130,946

For the Fiscal Year ended March 31,	2005 Proceeds from sales	2005 Total amount of gains on sales	2005 Total amount of losses on sales
	Thousands of U.S. dollars		
Other Securities	$325,224,160	$ 3,304,099	$ 493,854

Net Unrealized Gains on Other Securities

Net Unrealized Gains on Other Securities as of March 31, 2005 and 2004 are as follows:

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Difference between cost and fair value	¥ 943,023	¥ 720,256	$ 8,779,661
Other Securities	943,023	720,256	8,779,661
Other Money Held in Trust	—	—	—
Deferred Tax Assets	144	105	1,343
Deferred Tax Liabilities	377,837	305,409	3,517,714
Difference between cost and fair value, net of Taxes	565,329	414,952	5,263,290
Amount corresponding to Minority Interests	29,532	23,862	274,954
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliated companies, which corresponds to the shareholdings of their investor companies	2,230	1,681	20,765
Net Unrealized Gains on Other Securities, net of Taxes	¥ 538,027	¥ 392,772	$ 5,009,101

38. Derivatives Information

(1) Risk Control for Derivatives

(a) Details of Derivative Financial Products

MHFG and its consolidated subsidiaries (the "group") transact primarily in the following derivative financial products:

(i) Interest rate-related products
Swaps, interest rate guarantees (FRA options), futures, futures options, and options

(ii) Currency-related products
Futures, futures options, options, swaps, and forward trading

(iii) Bond-related products
Futures, futures options, and over-the-counter options

(iv) Stock-related products
Index futures, index futures options, and over-the-counter options

(v) Other products
Credit derivatives, commodity derivatives, weather derivatives, etc.

(b) Purposes of Using Derivative Financial Products

The group uses derivative financial products in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the group, as part of its asset and liability management ("ALM"), and for trading purposes.

To control the risk related to assets and liabilities, the group primarily utilizes portfolio-hedges, grouping numerous financial assets and liabilities, such as loans and deposits with similar interest risk in accordance with risk management policies, using interest rate swaps, etc., as hedging methods for cash-flow hedge or fair value hedge. The group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed by periodically checking, by regression analysis and other methods, whether the derivative financial products highly reduce the exposure to changes in fair value and variable cash flows from hedged items.

(c) Trading Guidelines

In accordance with the purposes for which the group uses derivative financial products, the group deals in derivative financial products based on the following guidelines:

(i) Responding to customer needs
After obtaining an adequate understanding of customer requirements, the group follows a common policy on selling financial products by recommending the most appropriate financial vehicle for each customer's knowledge, experience and asset position. When actually making a sale, the group endeavors to give full explanations to its customers to ensure that they clearly understand the nature of each product, the risks involved and other important matters.

(ii) Risk control of assets and liabilities of MHFG (ALM)
MHFG's ALM & Market Risk Committee meets periodically to confirm or revise the trading guidelines for the purposes of securing stable income while appropriately controlling risk.

(iii) Trading activities
The group engages in trading activities to maximize income under reasonable risk limits and strict management.

(d) Details of Trading-Related Risk

The following are the main risks inherent in derivatives trading.

(i) Credit risk:
The risk of incurring a loss because the counter-parties are unable to fulfill their obligations due to bankruptcy or other reasons.

(ii) Market risk:
The risk of incurring a loss because the value of the derivative products decreases due to fluctuations in market risk factors such as interest rates, foreign exchange rates and bond and stock prices.

(iii) Market liquidity risk:
The risk of incurring a loss from the inability to execute transactions in the market and/or execution at unfavorable prices due to illiquidity of the products.

(e) Derivative Trading Risk Control Structure

(i) Credit risk management structure

The Board of Directors determines important items concerning credit risk in accordance with the Basic Policy for Credit Risk Management. MHFG has established the Portfolio Management Committee as one of its business policy committees. This committee conducts overall deliberation on and adjustment of the group's credit portfolio management procedures. Under the authority of the Chief Risk Officer, the Risk Management Department and the Credit Risk Management Department jointly formulate and implement plans for basic matters related to credit risk management.

The amount of credit risk on derivatives trading (credit risk equivalent) calculated into the capital adequacy ratio (BIS Capital Ratio) was ¥3,757,438 million ($34,982,206 thousand) and ¥3,291,479 million on March 31, 2005 and 2004, respectively.

(ii) Market risk management structure

The Basic Policies for Market and Liquidity Risk Management are determined by the Board of Directors. MHFG's Risk Management Department is responsible for monitoring market risk, reports and analyses, proposals, setting limits, and for formulating and implementing plans relating to market risk management as a specialized risk management section.

The group has established a solid management structure for market risk including comprehensive management (ALM) of interest rate risk and other types of risk. Through this structure, they comprehensively ascertain and manage risk, while managing assets to secure stable income and appropriately controlling risk.

MHFG has established the ALM & Market Risk Committee as one of the business policy committees charged with conducting overall deliberation on and adjustment of market risk management procedures. The committee decides the entire group's monthly funding and investment policies, discusses and coordinates matters relating to ALM policies, risk planning and market risk management, and responds to emergencies such as sudden market changes.

In regard to reporting, the Risk Management Department receives the relevant data from the five core subsidiaries, as well as reports on risk profile and compliance with risk limits, both on a regular basis and as considered necessary. Based on these reports, MHFG obtains a solid grasp of the market risk management situation. Reports on the status of market risk and compliance with risk limits are submitted to the President on a daily basis, and to the Board of Directors and the Executive Management Committee on a regular basis and as considered necessary.

Value at Risk

Value at Risk (VAR) related to MHFG's trading activities is as follows:

(a) The standards used for calculating VAR

- Confidence interval: one-tailed 99.0% (two-tailed 98%)
- Holding period: 1 day
- Historical observation period: 1 year (265 business days, 264 return)

(b) VAR results during the period covered

- Maximum: ¥4.3 billion and ¥4.7 billion for the fiscal years ended March 31, 2005 and 2004, respectively
- Average: ¥2.9 billion and ¥3.1 billion for the fiscal years ended March 31, 2005 and 2004, respectively

The period covered is from April 1, 2004 to March 31, 2005 and April 1, 2003 to March 31, 2004, respectively.

Note: *Value at Risk (VAR) is a method of measuring market risk. It is defined as the maximum possible loss that could be incurred on the portfolio as a result of market movements within a certain* period (holding period) and degree of probability (confidence interval). The actual amount of the VAR may vary according to the length of the holding periods and the confidence interval, as well as the models used for measuring the volatility of market risk factors.

Credit Risk Equivalent Amounts

Credit risk equivalent amounts at March 31, 2005 and 2004 consisted of the following:

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Interest Rate Swaps	¥ 7,898,568	¥ 8,081,842	$ 73,536,617
Currency Swaps	941,238	859,968	8,763,043
Foreign Exchange Forward Transactions	875,448	810,997	8,150,529
Interest Rate Options (Bought)	186,594	190,952	1,737,219
Currency Options (Bought)	699,510	457,033	6,512,531
Other Financial Derivative Products	324,214	154,693	3,018,474
Effect of Reduction in the Credit Risk Equivalent Amount due to Lump-sum Settlement Netting Contracts	(7,168,135)	(7,264,008)	(66,736,207)
Total	¥ 3,757,438	¥ 3,291,479	$ 34,982,206

Note: The above credit risk equivalent amounts are based on the consolidated capital adequacy ratio (BIS Capital Ratio).

(2) Fair Value of Derivatives

The fair value of derivatives at March 31, 2005 and 2004 was as follows:
In the following tables:
(i) Contract value represents notional amounts for swap transactions and contract amounts for other transactions.
(ii) Fair values of listed contracts are based on the closing prices of the Tokyo Stock Exchange and the Tokyo International Financial Futures Exchange and others. Fair values of over-the-counter contracts are based on the discounted value of future cash flows or option pricing models.

(a) Interest Rate-Related Transactions

Millions of yen

At March 31, 2005	Contract value		Fair value	Unrealized gains (losses)
	Total	Over one year		
Listed:				
Futures:				
Sold	¥ 41,771,933	¥ 9,950,327	¥ 116,646	¥ 116,646
Bought	41,457,046	9,938,328	(116,918)	(116,918)
Options:				
Sold	23,351,884	2,292,004	(19,778)	7,273
Bought	25,241,977	2,169,003	18,344	(2,393)
Over-the-Counter:				
FRAs:				
Sold	13,261,163	1,252,295	3,015	3,015
Bought	11,505,768	704,297	(3,644)	(3,644)
Swaps:				
Receive Fixed / Pay Float	345,084,379	238,537,832	4,543,335	4,543,335
Receive Float / Pay Fixed	339,974,536	238,674,825	(4,577,275)	(4,577,275)
Receive Float / Pay Float	41,733,275	26,273,538	4,420	4,420
Receive Fixed / Pay Fixed	326,995	254,456	1,325	1,325
Options:				
Sold	9,487,745	4,725,832	(71,809)	(71,795)
Bought	10,292,782	5,224,610	79,022	78,995
Total	/	/	/	**¥ (17,015)**

Millions of yen

At March 31, 2004	Contract value		Fair value	Unrealized gains (losses)
	Total	Over one year		
Listed:				
Futures:				
Sold	¥ 30,704,796	¥ 7,241,477	¥ (180,409)	¥ (180,409)
Bought	25,770,710	6,728,393	178,386	178,386
Options:				
Sold	18,791,169	2,598,498	(28,215)	11,994
Bought	19,322,815	2,527,514	41,067	23,832
Over-the-Counter:				
FRAs:				
Sold	26,462,539	2,509,421	11,306	11,306
Bought	22,583,896	1,784,556	(9,149)	(9,149)
Swaps:				
Receive Fixed / Pay Float	306,639,056	222,428,023	5,411,524	5,411,524
Receive Float / Pay Fixed	302,833,897	215,681,821	(5,223,310)	(5,223,310)
Receive Float / Pay Float	50,957,741	35,837,250	(875)	(875)
Receive Fixed / Pay Fixed	185,056	164,027	3,900	3,900
Options:				
Sold	10,045,468	4,260,798	(78,495)	(78,425)
Bought	10,184,210	4,170,538	83,418	83,199
Total	/	/	/	**¥ 231,973**

Thousands of U.S. dollars

At March 31, 2005	Contract value		Fair value	Unrealized gains (losses)
	Total	Over one year		
Listed:				
Futures:				
Sold	$ 388,901,722	$ 92,638,743	$ 1,085,996	$ 1,085,996
Bought	385,970,086	92,527,030	(1,088,524)	(1,088,524)
Options:				
Sold	236,029,087	21,338,840	(184,139)	67,719
Bought	235,005,838	20,193,684	170,789	(22,281)
Over-the-Counter:				
FRAs:				
Sold	123,463,025	11,659,025	28,072	28,072
Bought	107,120,089	6,557,094	(33,931)	(33,931)
Swaps:				
Receive Fixed / Pay Float	3,212,777,015	2,220,815,871	42,298,997	42,298,997
Receive Float / Pay Fixed	3,165,203,765	2,222,091,291	(42,614,986)	(42,614,986)
Receive Float / Pay Float	388,541,811	244,609,797	41,153	41,153
Receive Fixed / Pay Fixed	3,044,366	2,369,020	12,340	12,340
Options:				
Sold	88,332,048	43,998,064	(668,556)	(668,429)
Bought	95,827,045	48,641,750	735,713	735,457
Total	/	/	/	**$ (158,417)**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Derivative transactions qualifying for hedge accounting under "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.24) and others are excluded from the above table.

(b) Currency-Related Transactions

Millions of yen

At March 31, 2005	Contract value		Fair value	Unrealized gains (losses)
	Total	Over one year		
Listed:				
Futures:				
Sold	¥ 12,562	¥ —	¥ (27)	¥ (27)
Bought	11,026	—	21	21
Over-the-Counter:				
Currency Swaps	18,563,080	13,328,073	(70,042)	133,032
Forwards:				
Sold	21,006,320	520,543	(250,992)	(250,992)
Bought	18,547,388	829,521	310,997	310,997
Options:				
Sold	6,799,743	3,576,553	(250,946)	70,731
Bought	6,834,863	3,956,656	311,792	83,219
Total	/	/	/	**¥ 346,982**

Millions of yen

At March 31, 2004	Contract value			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 26,554	¥ —	¥ (39)	¥ (39)
Bought	20,122	—	7	7
Over-the-Counter:				
Currency Swaps	18,494,511	12,943,329	(218,039)	(48,329)
Forwards:				
Sold	16,819,197	426,491	325,585	325,585
Bought	13,440,495	736,990	(324,841)	(324,841)
Options:				
Sold	5,651,246	2,001,092	(186,009)	18,700
Bought	5,445,823	1,986,604	237,121	84,568
Total	/	/	/	**¥ 55,652**

Thousands of U.S. dollars

At March 31, 2005	Contract value			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 116,957	$ —	$ (260)	$ (260)
Bought	102,657	—	197	197
Over-the-Counter:				
Currency Swaps	172,824,512	124,085,960	(652,109)	1,238,550
Forwards:				
Sold	195,571,368	4,846,326	(2,336,766)	(2,336,766)
Bought	172,678,418	7,722,942	2,895,428	2,895,428
Options:				
Sold	63,306,429	33,298,144	(2,336,345)	658,516
Bought	63,633,396	36,836,949	2,902,830	774,786
Total	/	/	/	**$ 3,230,451**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. The following transactions are excluded from the above table.
   - Transactions qualifying for hedge accounting under "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No. 25) and others.
   - Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheets.
   - Transactions denominated in foreign currencies which are eliminated in consolidation.

(c) Stock-Related Transactions

Millions of yen

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)	2004 Contract value Total	2004 Contract value Over one year	2004 Fair value	2004 Unrealized gains (losses)
Listed:								
Index Futures:								
Sold	¥ 300,579	¥ —	¥ 1,551	¥ 1,551	¥ 331,922	¥ —	¥ (16,288)	¥ (16,288)
Bought	24,329	—	171	171	48,149	—	2,874	2,874
Index Futures Options:								
Sold	31,770	—	(791)	(53)	54,186	—	(1,355)	3
Bought	63,548	—	602	(221)	64,703	—	1,899	430
Over-the-Counter:								
Options:								
Sold	839,516	251,126	(36,457)	(2,973)	363,284	107,326	(16,774)	367
Bought	809,493	239,666	34,671	2,648	418,229	112,618	25,613	5,295
Other:								
Sold	3,314	—	541	541	5,998	—	91	91
Bought	49,927	47,453	648	648	3,925	2,600	233	233
Total	/	/	/	¥ 2,311	/	/	/	¥ (6,992)

Thousands of U.S. dollars

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)
Listed:				
Index Futures:				
Sold	$2,798,433	$ —	$ 14,440	$ 14,440
Bought	226,513	—	1,597	1,597
Index Futures Options:				
Sold	295,786	—	(7,369)	(502)
Bought	591,647	—	5,610	(2,065)
Over-the-Counter:				
Options:				
Sold	7,816,002	2,338,021	(339,422)	(27,681)
Bought	7,536,477	2,231,327	322,798	24,658
Other:				
Sold	30,857	—	5,040	5,040
Bought	464,832	441,800	6,035	6,035
Total	/	/	/	$ 21,522

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(d) Bond-Related Transactions

Millions of yen

	2005				2004			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:								
Index Futures:								
Sold	¥1,190,833	¥ —	¥ (4,009)	¥ (4,009)	¥ 407,599	¥ —	¥ (1,661)	¥ (1,661)
Bought	1,393,019	—	173	173	1,001,632	—	1,151	1,151
Index Futures Options:								
Sold	235,639	—	(577)	55	192,651	—	(1,805)	(728)
Bought	278,628	—	534	(339)	175,447	—	1,610	79
Over-the-Counter:								
Options:								
Sold	758,955	12,000	(2,799)	(421)	833,058	5,455	(6,562)	(2,762)
Bought	505,173	12,000	3,789	2,207	800,945	—	2,069	(1,016)
Total	/	/	/	**¥ (2,332)**	/	/	/	**¥ (4,937)**

Thousands of U.S. dollars

	2005			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Index Futures:				
Sold	$11,086,802	$ —	$(37,327)	$(37,327)
Bought	12,969,178	—	1,617	1,617
Index Futures Options:				
Sold	2,193,831	—	(5,379)	516
Bought	2,594,065	—	4,976	(3,157)
Over-the-Counter:				
Options:				
Sold	7,065,971	111,721	(26,068)	(3,922)
Bought	4,703,228	111,721	35,281	20,553
Total	/	/	/	**$(21,720)**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(e) Commodity-Related Transactions

Millions of yen

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)	2004 Contract value Total	2004 Contract value Over one year	2004 Fair value	2004 Unrealized gains (losses)
Over-the-Counter:								
Options:								
Sold	¥ 368,593	¥ 229,663	¥ (119,674)	¥ (119,674)	¥ 190,382	¥ 134,895	¥ (8,777)	¥ (8,777)
Bought	370,334	231,501	127,955	127,955	190,382	134,895	14,713	14,713
Total	/	/	/	¥ 8,280	/	/	/	¥ 5,935

Thousands of U.S. dollars

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)
Over-the-Counter:				
Options:				
Sold	$3,431,646	$ 2,138,197	$(1,114,181)	$(1,114,181)
Bought	3,447,858	2,155,306	1,191,277	1,191,277
Total	/	/	/	$ 77,096

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.
3. Commodities include oil, copper, aluminium and others.

(f) Credit Derivative Transactions

Millions of yen

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)	2004 Contract value Total	2004 Contract value Over one year	2004 Fair value	2004 Unrealized gains (losses)
Over-the-Counter:								
Credit Derivatives:								
Sold	¥1,057,028	¥ 825,424	¥ 2,296	¥ 2,296	¥ 272,177	¥ 161,783	¥ 1,434	¥ 1,434
Bought	1,153,468	1,112,025	30,571	30,571	784,247	705,377	32,305	32,305
Total	/	/	/	¥ 32,868	/	/	/	¥ 33,740

Thousands of U.S. dollars

At March 31,	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)
Over-the-Counter:				
Credit Derivatives:				
Sold	$9,841,059	$ 7,684,801	$ 21,381	$ 21,382
Bought	10,738,929	10,353,094	284,625	284,625
Total	/	/	/	$ 306,007

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.
3. "Sold" and "Bought" indicate assumption and cession of credit risk, respectively.

(g) Weather Derivative Transactions

Millions of yen

	2005				2004			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:								
Weather Derivatives:								
Sold	¥ 502	¥ —	¥ (52)	¥ (52)	¥ 934	¥ —	¥ (106)	¥ (106)
Bought	290	—	66	66	674	—	102	102
Total	/	/	/	¥ 14	/	/	/	¥ (3)

Thousands of U.S. dollars

	2005			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:				
Weather Derivatives:				
Sold	$ 4,676	$ —	$ (493)	$ (493)
Bought	2,700	—	623	623
Total	/	/	/	$ 130

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the Consolidated Statements of Operations.

2. Transactions are related to temperature and others.

Non-Consolidated Financial Statements of Mizuho Financial Group, Inc. and Four Subsidiaries

Mizuho Financial Group, Inc.

Non-Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Assets			
Current Assets	¥ 79,782	¥ 3,940	$ 742,785
Cash and Due from Banks	2,601	1,231	24,216
Other Current Assets	77,181	2,709	718,569
Non-Current Assets	**3,098,215**	**3,595,229**	**28,844,763**
Tangible Assets	925	1,014	8,616
Intangible Assets	4,477	3,903	41,690
Investments in Subsidiaries and Affiliates (Stocks)	3,089,775	3,588,866	28,766,179
Other Investments	3,037	1,446	28,278
Deferred Assets	**609**	**914**	**5,675**
Total Assets	**¥ 3,178,608**	**¥ 3,600,085**	**$ 29,593,223**
Liabilities and Shareholders' Equity			
Liabilities			
Current Liabilities	¥ 191,247	¥ 66,018	$ 1,780,541
Commercial Paper	152,000	65,000	1,415,138
Other Current Liabilities	39,247	1,018	365,403
Non-Current Liabilities	**1,130**	**568**	**10,522**
Total Liabilities	**192,378**	**66,587**	**1,791,063**
Shareholders' Equity			
Common Stock and Preferred Stock	1,540,965	1,540,965	14,346,569
Capital Surplus	1,512,942	1,752,885	14,085,674
Retained Earnings	192,970	239,832	1,796,578
Appropriated Reserves	4,350	4,350	40,499
Unappropriated Retained Earnings	188,620	235,482	1,756,079
Net Unrealized Losses on Other Securities, net of Taxes	(24)	(10)	(232)
Treasury Stock	(260,622)	(174)	(2,426,429)
Total Shareholders' Equity	**2,986,230**	**3,533,497**	**27,802,160**
Total Liabilities and Shareholders' Equity	**¥ 3,178,608**	**¥ 3,600,085**	**$ 29,593,223**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Statements of Operations

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Operating Income	¥ 26,493	¥ 25,748	$ 246,660
Cash Dividends Received from Subsidiaries and Affiliates (Stocks)	13,736	14,836	127,889
Fees and Commissions Received from Subsidiaries and Affiliates	12,757	10,911	118,771
Operating Expenses	**11,799**	**11,761**	**109,852**
General and Administrative Expenses	11,799	11,761	109,852
Operating Profits	**14,694**	**13,986**	**136,808**
Non-operating Income	**73,693**	**432**	**686,095**
Non-operating Expenses	**56,940**	**3,588**	**530,121**
Income before Income Taxes	**31,447**	**10,831**	**292,782**
Income Taxes:			
Current	4	559	45
Deferred	556	334	5,181
Net Income	¥ 30,886	¥ 9,936	$ 287,556

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Assets			
Cash and Due from Banks	¥ 2,705,567	¥ 3,468,597	$ 25,189,158
Call Loans	366,161	283,436	3,409,003
Receivables under Resale Agreements	560,095	1,273,316	5,214,552
Guarantee Deposits Paid under Securities Borrowing Transactions	1,905,791	2,725,918	17,743,151
Other Debt Purchased	102,848	120,726	957,532
Trading Assets	3,139,093	2,973,185	29,225,337
Money Held in Trust	2,002	4,754	18,640
Securities	16,150,759	18,482,622	150,365,512
Loans and Bills Discounted	24,059,414	23,703,886	223,996,037
Foreign Exchange Assets	580,630	457,593	5,405,739
Other Assets	3,371,405	3,387,387	31,388,193
Premises and Equipment	142,423	166,614	1,325,976
Deferred Debenture Charges	2	18	27
Deferred Tax Assets	357,427	534,477	3,327,690
Customers' Liabilities for Acceptances and Guarantees	2,893,287	2,773,479	26,936,852
Reserves for Possible Losses on Loans	(377,911)	(434,250)	(3,518,401)
Reserve for Possible Losses on Investments	(6,299)	(67)	(58,649)
Total Assets	**¥ 55,952,699**	**¥ 59,921,696**	**$ 520,926,349**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 23,589,172	¥ 22,157,982	$ 219,618,026
Debentures	5,547,662	6,743,929	51,649,403
Call Money and Bills Sold	7,223,622	9,743,569	67,252,790
Payables under Repurchase Agreements	3,936,149	3,567,653	36,646,027
Guarantee Deposits Received under Securities Lending Transactions	2,332,412	4,781,320	21,715,045
Commercial Paper	210,000	215,000	1,955,125
Trading Liabilities	2,108,692	2,131,091	19,632,182
Borrowed Money	2,356,414	2,302,632	21,938,500
Foreign Exchange Liabilities	291,520	355,264	2,714,092
Short-term Bonds	260,300	180,000	2,423,424
Bonds and Notes	123,100	263,100	1,146,076
Other Liabilities	2,557,876	2,405,055	23,814,133
Reserve for Bonus Payments	2,271	2,418	21,147
Reserve for Contingencies	10,108	131,749	94,107
Deferred Tax Liabilities for Revaluation Reserve for Land	29,912	35,300	278,490
Acceptances and Guarantees	2,893,287	2,773,479	26,936,852
Total Liabilities	**53,472,502**	**57,789,545**	**497,835,419**
Shareholders' Equity			
Common Stock and Preferred Stock	1,070,965	1,070,965	9,970,813
Capital Surplus	258,247	258,247	2,404,315
Retained Earnings	680,757	388,783	6,337,931
Appropriated Reserves	2,500	—	23,275
Unappropriated Retained Earnings	678,257	388,783	6,314,656
Revaluation Reserve for Land, net of Taxes	43,691	51,539	406,770
Net Unrealized Gains on Other Securities, net of Taxes	426,535	362,614	3,971,101
Total Shareholders' Equity	**2,480,196**	**2,132,150**	**23,090,930**
Total Liabilities and Shareholders' Equity	**¥ 55,952,699**	**¥ 59,921,696**	**$ 520,926,349**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Statements of Operations

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Income			
Interest Income	¥ 705,631	¥ 742,275	$ 6,569,517
Loans and Bills Discounted	*359,228*	*408,942*	*3,344,464*
Securities	*243,088*	*260,485*	*2,263,185*
Fee and Commission Income	136,631	129,877	1,272,056
Trading Income	15,765	55,192	146,779
Other Operating Income	131,015	197,586	1,219,772
Other Income	389,709	297,935	3,628,238
Total Income	**1,378,753**	**1,422,867**	**12,836,362**
Expenses			
Interest Expenses	349,145	329,575	3,250,588
Deposits	*106,485*	*72,712*	*991,390*
Debentures	*62,444*	*84,942*	*581,368*
Fee and Commission Expenses	37,355	40,514	347,785
Trading Expenses	—	465	—
Other Operating Expenses	51,766	91,626	481,955
General and Administrative Expenses	216,879	226,254	2,019,177
Other Expenses	320,396	145,808	2,982,929
Total Expenses	**975,544**	**834,244**	**9,082,434**
Income before Income Taxes	**403,209**	**588,623**	**3,753,928**
Income Taxes:			
Current	35	71	326
Refund	21,228	—	197,641
Deferred	128,011	248,363	1,191,799
Net Income	**¥ 296,391**	**¥ 340,188**	**$ 2,759,444**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Assets			
Cash and Due from Banks	¥ 4,871,986	¥ 4,695,419	$ 45,358,783
Call Loans and Bills Purchased	1,908,200	4,269,900	17,765,571
Receivables under Resale Agreements	401,202	—	3,735,244
Guarantee Deposits Paid under Securities Borrowing Transactions	2,497,765	3,175,215	23,254,499
Other Debt Purchased	335,946	182,827	3,127,698
Trading Assets	783,816	720,641	7,297,424
Money Held in Trust	169	—	1,581
Securities	21,121,490	15,238,948	196,643,618
Loans and Bills Discounted	34,063,135	37,001,430	317,131,880
Foreign Exchange Assets	126,180	146,193	1,174,759
Other Assets	1,619,133	1,551,238	15,074,330
Premises and Equipment	780,566	867,535	7,267,172
Deferred Debenture Charges	300	428	2,802
Deferred Tax Assets	589,021	707,488	5,483,861
Customers' Liabilities for Acceptances and Guarantees	1,838,888	1,912,132	17,120,271
Reserves for Possible Losses on Loans	(347,514)	(460,530)	(3,235,405)
Reserve for Possible Losses on Investments	(88,665)	(179,384)	(825,490)
Total Assets	**¥ 70,501,625**	**¥ 69,829,484**	**$ 656,378,598**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 56,382,325	¥ 54,647,737	$ 524,926,219
Debentures	2,346,925	2,810,806	21,850,162
Call Money and Bills Sold	2,042,100	2,135,200	19,012,196
Payables under Repurchase Agreements	202,328	7,119	1,883,705
Guarantee Deposits Received under Securities Lending Transactions	1,997,832	2,932,870	18,600,064
Trading Liabilities	517,939	600,955	4,822,077
Borrowed Money	1,406,757	1,538,115	13,097,082
Foreign Exchange Liabilities	19,433	14,989	180,928
Bonds and Notes	159,300	—	1,483,102
Other Liabilities	1,653,684	1,344,260	15,396,001
Reserve for Bonus Payments	7,008	7,298	65,246
Reserve under Special Law	—	2	—
Reserve for Frequent Users Services	51	—	479
Deferred Tax Liabilities for Revaluation Reserve for Land	106,072	123,166	987,546
Acceptances and Guarantees	1,838,888	1,912,132	17,120,271
Total Liabilities	**68,680,647**	**68,074,656**	**639,425,078**
Shareholders' Equity			
Common Stock and Preferred Stock	650,000	650,000	6,051,578
Capital Surplus	762,345	762,345	7,097,531
Retained Earnings	232,471	195,070	2,164,337
Unappropriated Retained Earnings	232,471	195,070	2,164,337
Revaluation Reserve for Land, net of Taxes	155,253	180,199	1,445,432
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	20,906	(32,787)	194,642
Total Shareholders' Equity	**1,820,977**	**1,754,828**	**16,953,520**
Total Liabilities and Shareholders' Equity	**¥ 70,501,625**	**¥ 69,829,484**	**$ 656,378,598**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Income			
Interest Income	¥ 668,085	¥ 722,349	$ 6,219,958
Loans and Bills Discounted	*552,498*	*619,248*	*5,143,826*
Securities	*65,245*	*75,511*	*607,443*
Fee and Commission Income	234,227	208,774	2,180,685
Trading Income	28,267	57,982	263,173
Other Operating Income	138,135	165,625	1,286,055
Other Income	85,014	192,491	791,496
Total Income	1,153,730	1,347,222	10,741,367
Expenses			
Interest Expenses	75,424	79,710	702,208
Deposits	*23,493*	*23,929*	*218,726*
Debentures	*6,224*	*8,759*	*57,949*
Fee and Commission Expenses	53,115	55,309	494,513
Trading Expenses	568	1,491	5,293
Other Operating Expenses	46,158	47,189	429,742
General and Administrative Expenses	578,549	617,252	5,386,362
Other Expenses	290,146	307,440	2,701,297
Total Expenses	1,043,962	1,108,393	9,719,415
Income before Income Taxes	109,767	238,829	1,021,952
Income Taxes:			
Current	518	476	4,830
Deferred	87,119	140,143	811,091
Net Income	¥ 22,129	¥ 98,208	$ 206,031

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Assets			
Cash and Due from Banks	¥ 633,355	¥ 290,394	$ 5,896,620
Call Loans	100,000	100,000	931,012
Other Debt Purchased	109,363	102,704	1,018,190
Trading Assets	34,049	58,720	317,009
Securities	1,690,770	1,382,692	15,741,272
Loans and Bills Discounted	3,265,381	3,093,331	30,401,093
Foreign Exchange Assets	1,366	1,808	12,720
Other Assets	157,035	165,070	1,462,023
Premises and Equipment	43,874	42,919	408,478
Deferred Tax Assets	58,133	89,259	541,229
Customers' Liabilities for Acceptances and Guarantees	140,085	161,981	1,304,216
Reserves for Possible Losses on Loans	(36,673)	(23,551)	(341,438)
Reserve for Possible Losses on Investments	—	(676)	—
Total Assets	¥ 6,196,743	¥ 5,464,653	$ 57,692,424
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 3,364,789	¥ 3,090,103	$ 31,326,597
Call Money and Bills Sold	680,370	237,244	6,334,331
Guarantee Deposits Received under Securities Lending Transactions	214,706	181,831	1,998,939
Trading Liabilities	40,381	64,250	375,961
Borrowed Money	83,210	101,273	774,698
Foreign Exchange Liabilities	6	9	64
Bonds and Notes	104,100	89,100	969,184
Due to Trust Accounts	1,149,320	1,158,712	10,700,316
Other Liabilities	37,161	34,707	345,974
Reserve for Bonus Payments	1,278	1,249	11,903
Reserve for Employee Retirement Benefits	8,555	8,747	79,649
Acceptances and Guarantees	140,085	161,981	1,304,216
Total Liabilities	5,823,966	5,129,211	54,221,832
Shareholders' Equity			
Common Stock and Preferred Stock	247,231	247,231	2,301,759
Capital Surplus	12,215	12,213	113,726
Retained Earnings	52,785	30,018	491,438
Appropriated Reserves	1,634	—	15,221
Unappropriated Retained Earnings	51,150	30,018	476,217
Net Unrealized Gains on Other Securities, net of Taxes	60,601	46,008	564,204
Treasury Stock	(57)	(30)	(535)
Total Shareholders' Equity	372,776	335,442	3,470,592
Total Liabilities and Shareholders' Equity	¥ 6,196,743	¥ 5,464,653	$ 57,692,424

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Statements of Operations

For the Fiscal Years ended March 31,	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Income			
Fiduciary Income	¥ 62,807	¥ 62,045	$ 584,743
Interest Income	66,619	70,602	620,232
Loans and Bills Discounted	*51,227*	*51,928*	*476,937*
Securities	*14,544*	*16,471*	*135,411*
Fee and Commission Income	50,222	40,566	467,575
Trading Income	424	707	3,952
Other Operating Income	7,915	11,970	73,695
Other Income	16,800	41,364	156,414
Total Income	**204,789**	**227,256**	**1,906,611**
Expenses			
Interest Expenses	28,163	33,441	262,206
Deposits	*8,198*	*9,981*	*76,330*
Borrowings and Rediscounts	*1,486*	*2,034*	*13,835*
Fee and Commission Expenses	16,450	15,929	153,158
Trading Expenses	—	2	—
Other Operating Expenses	1,044	2,794	9,726
General and Administrative Expenses	77,147	79,255	718,249
Other Expenses	29,836	44,498	277,777
Total Expenses	**152,642**	**175,922**	**1,421,116**
Income before Income Taxes	**52,147**	**51,334**	**485,495**
Income Taxes:			
Current	54	47	508
Deferred	21,151	21,268	196,921
Net Income	**¥ 30,941**	**¥ 30,018**	**$ 288,066**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Mizuho Securities Co., Ltd.

Non-Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2005	2004	2005
Assets			
Cash and Cash Equivalents	¥ 43,205	¥ 35,211	$ 402,248
Cash and Cash Equivalents Segregated as Deposits	8,137	6,086	75,763
Receivables:			
Unsettled Trades	—	121,534	—
Accrued Income	13,170	8,876	122,615
Other	35,151	20,091	327,263
Trading Assets	6,090,476	2,889,826	56,703,066
Securities Purchased under Resale Agreements	126,448	—	1,177,255
Securities Borrowed	5,099,941	3,011,229	47,481,070
Property, Equipment and Leasehold Improvements, at Cost	10,865	10,167	101,157
Less: Accumulated Depreciation	(5,724)	(4,762)	(53,299)
Investments in Securities	188,754	199,128	1,757,324
Deferred Tax Assets	6,392	3,815	59,514
Other Assets	17,963	30,089	167,247
Total Assets	**¥ 11,634,782**	**¥ 6,331,295**	**$ 108,321,223**
Liabilities and Shareholders' Equity			
Liabilities			
Short-term Borrowings	¥ 1,680,152	¥ 767,056	$ 15,642,422
Commercial Paper	297,200	237,800	2,766,968
Payables:			
Unsettled Trades	210,844	—	1,962,989
Other Payables to Customers	6,616	3,100	61,603
Other	3,044	3,435	28,345
Trading Liabilities	4,360,335	2,644,249	40,595,245
Securities Sold under Repurchase Agreements	426,323	206,771	3,969,126
Securities Loaned	3,939,084	2,024,617	36,673,354
Accrued Liabilities and Other:			
Income Taxes Payable	11,003	15,862	102,446
Other	30,017	17,005	279,463
Long-term Borrowings	144,634	35,500	1,346,563
Bonds Issued	148,400	75,400	1,381,622
Deferred Tax Liabilities	7,046	12,700	65,604
Statutory Reserves	1,268	804	11,813
Total Liabilities	**11,265,973**	**6,044,304**	**104,887,563**
Shareholders' Equity			
Common Stock	195,146	150,200	1,816,833
Capital Surplus	125,288	95,324	1,166,451
Retained Earnings	34,064	20,387	317,145
Net Unrealized Gains on Other Securities, net of Taxes	14,310	21,078	133,231
Total Shareholders' Equity	**368,809**	**286,990**	**3,433,660**
Total Liabilities and Shareholders' Equity	**¥ 11,634,782**	**¥ 6,331,295**	**$ 108,321,223**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Non-Consolidated Statements of Operations

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2005	2004	2005
Income			
Commission Income	¥ 49,108	¥ 34,162	$ 457,204
Trading Income	47,891	40,265	445,874
Interest and Dividend Income	6,604	8,460	61,487
Other Income	2,861	903	26,637
Subtotal	106,465	83,792	991,202
Less: Interest Expenses	(10,983)	(4,618)	(102,253)
Total Income	**95,481**	**79,174**	**888,949**
Expenses			
Selling, General and Administrative Expenses	52,884	42,117	492,360
Other Expenses	2,909	822	27,086
Total Expenses	**55,793**	**42,939**	**519,446**
Income before Income Taxes	**39,688**	**36,234**	**369,503**
Income Taxes:			
Current	19,084	18,877	177,678
Deferred	(3,587)	(3,449)	(33,399)
Net Income	**¥ 24,191**	**¥ 20,807**	**$ 225,224**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥107.41=US$1.00, the foreign exchange rate on March 31, 2005, has been used for translation.

Senior Executives of Mizuho

Mizuho Financial Group

Board of Directors

Terunobu Maeda*
President & CEO

Shunichi Asada*
Deputy President
Head of Internal Audit Group / Chief Auditor (CA)

Satoru Nishibori*
Managing Director
Head of Financial Control and Accounting Group / Chief Financial Officer (CFO)

Tetsuji Kosaki*
Managing Director
Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer (CSO) / Chief Information Officer (CIO)

Hiroshi Saito
Director

Seiji Sugiyama
Director

Yoshiharu Fukuhara
Director

Mitsuo Ohashi
Director

Glen S. Fukushima
Director

Corporate Auditors

Yoshiaki Sugita
Corporate Auditor

Junichi Iwabuchi
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Masahiko Kadotani
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Executive Officers

Masayuki Saito
Managing Executive Officer
Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer (CRO) / Chief Human Resources Officer (CHRO) / Chief Compliance Officer (CCO)

Hiroshi Kiyama
Executive Officer
General Manager of Corporate Planning

Yoshiaki Ohashi
Executive Officer
General Manager of Corporate Communications

Tetsuro Sugiura
Executive Officer
Managing Executive Officer Mizuho Research Institute, Ltd.

Mizuho Corporate Bank

Board of Directors

Hiroshi Saito*
President & CEO

Tsunehiro Nakayama*
Deputy President
Head of Internal Audit Group

Masayoshi Kanaji*
Deputy President

Takashi Okimoto*
Deputy President

Norimasa Kuroda*
Managing Director
Head of International Banking Unit

Toshikazu Kitano*
Managing Director
Head of Corporate Banking Unit
Chief Information Officer / Head of IT & Systems Group

Mareto Sako*
Managing Director
Chief Strategy Officer / Head of Strategic Planning Group
Chief Financial Officer / Head of Financial Control & Accounting Group

Corporate Auditors

Tsuyoshi Kusumoto
Corporate Auditor

Hajime Tsuji
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Yoshiaki Sugita
Corporate Auditor

Executive Officers

Masatsugu Nagato
Managing Executive Officer
Head of the Americas

Takashi Tsukamoto
Managing Executive Officer
Head of Europe, Africa and the Middle East

Yasufumi Miyazaki
Managing Executive Officer
Head of Asia and Oceania

Mizuho Bank

Board of Directors

Seiji Sugiyama*
President & CEO

Tsutomu Abe*
Deputy President

Saburo Nishiura*
Deputy President

Mitsuru Machida*
Managing Director

Tetsuo Narukawa*
Managing Director

Kiyotaka Noborihayashi*
Managing Director

Haruhisa Shiraishi*
Managing Director

Corporate Auditors

Nobuyoshi Naka
Corporate Auditor

Shigeru Matsuura
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Junichi Iwabuchi
Corporate Auditor

Mizuho Securities

Board of Directors

Makoto Fukuda
President

Yoneo Sakai
Deputy President

Keisuke Yokoo
Deputy President

Shigeyoshi Nishiyama
Deputy President

Mizuho Trust & Banking

Board of Directors

Teruhiko Ikeda
President and CEO

Hidehiko Naito
Deputy President

Chiharu Baba
Deputy President

Notes: 1. * Indicates Directors concurrently serving as Executive Officers.
2. Executive Officers, excluding the Directors concurrently serving as Executive Officers and Executive Officers responsible for global regional operations and the head of the International Banking Unit of Mizuho Corporate Bank, have not been listed.
3. Executive Officers, excluding Directors concurrently serving as Executive Officers of Mizuho Bank, have not been listed.
4. Members of the Board of Directors other than the President and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Securities, have not been listed.
5. Members of the Board of Directors other than the President and CEO and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Trust & Banking, have not been listed.

(As of June 28, 2005)

Office Network of Mizuho

Domestic Network of Mizuho

(As of March 31, 2005)

Mizuho Financial Group
Head Office

Mizuho Corporate Bank
Head Office and Branches: 18

Mizuho Bank
Head Office and Branches: 491
Sub-branches: 99
Agencies: 23

Mizuho Securities
Head Office

Mizuho Trust & Banking
Head Office and Branches: 37
Sub-branch: 1

International Network of Mizuho

(As of August 1, 2005)

Asia and Oceania

(Country/Region)

China

Beijing Branch
8th Floor, Chang-Fu-Gong Office Building, Jia 26, Jianguomenwai Street, Chaoyang District, Beijing 100022, The People's Republic of China
TEL 86-10-6525-1888

Dalian Branch
6th Floor, Senmao Building, Zhongshan Road 147, Xigang District, Dalian 116011, The People's Republic of China
TEL 86-411-8360-2543

Shanghai Branch
25th Floor, HSBC TOWER, 101 Yin Cheng East Road, Pudong New Area, Shanghai 200120, The People's Republic of China
TEL 86-21-6841-0001

Shenzhen Branch
21st Floor, Shenzhen International Financial Building, Jian She Lu, Shenzhen, Guangdong Province 518001, The People's Republic of China
TEL 86-755-8222-1918

Guangzhou Representative Office
12th Floor, Garden Tower, 368 Huanshi Dong Lu, Guangzhou 510064, The People's Republic of China
TEL 86-20-8385-8000

Nanjing Representative Office
Room 801, Nanjing Grand Hotel, 208 Guangzhou Road, Nanjing, Jiangsu Province 210024, The People's Republic of China
TEL 86-25-8332-9379

Tianjin Representative Office
Room 2202, Tianjin International Building 75, Nanjing Road, Tianjin 300050, The People's Republic of China
TEL 86-22-2330-5448

Wuhan Representative Office
Room 411, Shangri-la Hotel, 700 Jian She Dadao, Wuhan 430015, The People's Republic of China
TEL 86-27-8578-1155

Xiamen Representative Office
Room 2102, The Bank Center, No.189 Xiahe Road, Xiamen, Fujian 361003, The People's Republic of China
TEL 86-592-239-5571

Hong Kong

Hong Kong Branch
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3000

Mizuho Capital Markets (HK) Limited
16th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2537-3815

*Mizuho Securities Asia Limited**
901-907, Level 9, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2685-2000

India

Mumbai Branch
Maker Chamber III, 1st Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai, 400021 India
TEL 91-22-2288-6638

New Delhi Representative Office
DBS Business Centre, 1st Floor, World Trade Tower, Barakhamba Lane, New Delhi 110 001 India
TEL 91-11-2341-2190

Indonesia

PT. Bank Mizuho Indonesia
Plaza BII Menara 2, 24th Floor, JL., M.H. Thamrin No. 51, Jakarta 10350, Indonesia
TEL 62-21-392-5222

Korea

Seoul Branch
8th Floor, Seoul City Tower, 581, Namdaemunro, 5-ka, Chung-ku, Seoul, Republic of Korea
TEL 822-3782-8500

Malaysia

Labuan Branch
Level 9 (B) & (C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
TEL 60-87-417766

Labuan Branch, Kuala Lumpur Marketing Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6880

Kuala Lumpur Representative Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6595

Philippines

Manila Branch
26th Floor, Citibank Tower, Valero Street corner Villar Street, Salcedo Village, Makati City, Metro Manila, Philippines
TEL 63-2-848-0001

Singapore

Singapore Branch
168 Robinson Road, #13-00 Capital Tower, Singapore 068912, Republic of Singapore
TEL 65-6423-0330

*Mizuho Futures (Singapore) Pte. Limited**
Six Battery Road, #18-05 Singapore 049909, Republic of Singapore
TEL 65-6221-3633

Taiwan

Kaohsiung Branch
12th Floor, No.2, Chung Cheng 3rd Road, Kaohsiung 800, Taiwan
TEL 886-7-236-8768

Taipei Branch
2nd Floor, Hung Kuo Building, 167 Tun Hua North Road, Taipei 105, Taiwan
TEL 886-2-2715-3911

Thailand

Bangkok Branch
18th Floor, TISCO Tower, 48 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0200

Mizuho Corporate Leasing (Thailand) Co., Ltd.
19th Floor, TISCO Tower 48/44 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0900

Note: All overseas offices are those of Mizuho Corporate Bank except for offices indicated as follows:
* Subsidiary of Mizuho Securities
** Subsidiary of Mizuho Trust & Banking
*** Subsidiary of DLIBJ Asset Management

Vietnam

Hanoi Branch
Suite 403~407, 63 LTT Building,
63 Ly Thai To Street, Hanoi,
Socialist Republic of Vietnam
TEL 84-4-9363-123

Ho Chi Minh City Representative Office
7th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City,
Socialist Republic of Vietnam
TEL 84-8-8228-638

Australia

Sydney Branch
Level 33, 60 Margaret Street, Sydney, N.S.W. 2000,
Australia
TEL 61-2-8273-3888

Europe and the Middle East

(Country/Region)

Austria

Mizuho Corporate Bank-BA Investment Consulting GmbH
Landhausgasse 4/7, 1010 Vienna, Austria
TEL 43-1-5355868

France

Paris Branch
Washington Plaza 40, rue Washington,
75408 Paris Cedex 08, France
TEL 33-1-5383-4100

Germany

Düsseldorf Branch
Königsallee 60 D, 40212 Düsseldorf,
F.R. Germany
TEL 49-211-13020

Mizuho Corporate Bank (Germany) Aktiengesellschaft
Taunustor 2, 60311 Frankfurt am Main,
F.R. Germany
TEL 49-69-27282-0

Luxembourg

*Mizuho Trust & Banking (Luxembourg) S.A.***
1B, Parc d'Activité Syrdall, L-5365 Munsbach,
Grand Duchy of Luxembourg
TEL 352-4216171

Switzerland

*Mizuho Bank (Switzerland) Ltd.**
Loewenstrasse 32, 8023 Zurich, Switzerland
TEL 41-1-216-9111

The Netherlands

Mizuho Corporate Bank Nederland N.V.
Apollolaan 171, 1077 AS, Amsterdam,
The Netherlands
TEL 31-20-5734343

United Kingdom

London Branch
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7012-4000

*DLIBJ Asset Management International Ltd.****
Bracken House, One Friday Street,
London, EC4M 9JA, UK
TEL 44-20-7329-3777

Mizuho Capital Markets (UK) Limited
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7972-9900

*Mizuho International plc**
Bracken House, One Friday Street,
London EC4M 9JA, UK
TEL 44-20-7236-1090

Bahrain

Bahrain Representative Office
Suite 201-202, Entrance 4,
2nd Floor, Manama Center, Manama, Bahrain
(P.O. BOX 5759, Manama, Bahrain)
TEL 973-17-224522

Iran

Tehran Representative Office
3rd Floor, No.1, 14th Street,
Khaled Eslamboli Avenue, Tehran 15117, Iran
TEL 98-21-8872-6593

The Americas

(Country/Region)

Brazil

São Paulo Representative Office
Avenida Paulista, 1274-11° andar,
Bela Vista, São Paulo, SP,
CEP. 01310-925, Brazil
TEL 55-11-3251-4199

Canada

Mizuho Corporate Bank (Canada)
100 Yonge Street, Suite1102, Toronto, Ontario,
Canada M5C 2W1
TEL 1-416-874-0222

Cayman Islands

Cayman Branch
Coutts House, 1446 West Bay Road,
P.O. Box 707GT, Grand Cayman, Cayman Islands,
British West Indies

Mexico

Mexico Representative Office
Edificio Omega, Campos Eliseos No.345-11,
Col. Chapultepec Polanco, Deleg. Miguel
Hidalgo, 11560 Mexico, D.F., Mexico
TEL 52-55-5281-5037

U.S.A.

Chicago Branch
311 South Wacker Drive, Suite 2020,
Chicago, IL 60606, U.S.A.
TEL 1-312-855-1111

New York Branch
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3000

Los Angeles Agency
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-243-4500

Houston Representative Office
5051 Westheimer Road, Galleria Tower II,
Suite 710, Houston, Texas 77056, U.S.A.
TEL 1-713-499-4800

*DLIBJ Asset Management U.S.A. Inc.****
1133 Avenue of the Americas, 28th Floor,
New York, NY 10036, U.S.A.
TEL 1-212-350-7650

Mizuho Capital Markets Corporation
1440 Broadway, 25th Floor,
New York, NY 10018, U.S.A.
TEL 1-212-547-1500

Mizuho Corporate Bank of California
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-612-2700

Mizuho Corporate Bank (USA)
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3030

*Mizuho Securities USA Inc.**
Waterfront Corporate Center, 111 River Street,
11th Floor, Hoboken, NJ 07030, U.S.A.
TEL 1-201-626-1000

*Mizuho Trust & Banking Co. (USA)***
666 Fifth Avenue, Suite 802,
New York, NY 10103, U.S.A.
TEL 1-212-373-5900

*The Bridgeford Group, Inc.**
445 Park Avenue, 20th Floor,
New York, NY 10022, U.S.A.
TEL 1-212-705-0880

Investor Information on Mizuho Financial Group, Inc.

Date of Establishment

January 8, 2003

Paid-in Capital

¥1,540,965 million

Outstanding Shares

13,907,425.49 shares

Common Shares: 12,003,995.49 shares

Preferred Shares: 1,903,430 shares

Number of Shareholders

Common Shares: 253,876

Preferred Shares: 3,414

Principal Shareholders (Common Shares)

Name of Shareholders	Shares held	Percentage of shares outstanding (%)
Mizuho Holdings, Inc.	1,155,840.83	9.62
The Master Trust Bank of Japan, Ltd. (Trustee account)	609,088.00	5.07
Japan Trustee Services Bank, Ltd. (Trustee account)	565,950.00	4.71
ROYAL TRUST CORPORATION OF CANADA, LONDON-CLIENTS ACCOUNT (Standing proxy agent: Standard Chartered Bank)	409,136.00	3.40
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.32
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	151,448.00	1.26
STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	137,072.00	1.14
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.14
Nippon Life Insurance Company	132,630.76	1.10
THE CHASE MANHATTAN BANK, N. A. LONDON (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	115,357.00	0.96

Notes: 1. The voting rights of the shares held by Mizuho Holdings, Inc. are restricted, pursuant to Article 241, Paragraph 3 of the Japanese Commercial Code.

2. A Notification of Change in Shareholdings concerning the Report on Large Shareholdings in which Resona Trust & Banking Co., Ltd. Deposit Insurance Corporation of Japan, The Resolution and Collection Corporation, and Kanebo, Ltd. are named as joint shareholders was submitted pursuant to a February 28, 2005 deadline, and the number of shares held by these entities as of the aforementioned date was reported to be as shown in the table below. However, Mizuho Financial Group, Inc. could not confirm the number of shares effectively held by Resona Trust & Banking Co., Ltd. and Deposit Insurance Corporation of Japan as of the end of the fiscal period in question, and as such, their holdings are not included in the above table. It should be noted that, while the Resolution and Collection Corporation and Kanebo, Ltd. are named as joint shareholders in the aforementioned Notification of Change in Shareholdings, the details of the shares listed as being held by The Resolution and Collection Corporation in the Report on Large Shareholdings match the information in the Mizuho Financial Group's shareholder registry for preferred shares as at the end of the subject fiscal period, and the details of the shares listed as being held by Kanebo, Ltd. match the information in Mizuho Financial Group's shareholder registry for common shares as at the end of the subject fiscal period. Accordingly, they are not included in the table below.

Content of the *Notification of Change in Shareholdings*:

Name	Address	Number of shares held or effectively held	%
Resona Trust & Banking Co., Ltd.	1-1-2, Otemachi, Chiyoda-ku, Tokyo	105,050	0.76
Deposit Insurance Corporation of Japan	1-12-1, Yurakucho, Chiyoda-ku, Tokyo	120,319	0.87

Note: The figures for "Number of Shares Held" and "%" in the table above were copied from the *Notification of Change in Shareholdings*.

(Preferred Shares)

	Shares held	Percentage of shares outstanding (%)
The Resolution and Collection Corporation	785,700	41.27
The Dai-ichi Mutual Life Insurance Company	27,000	1.41
Meiji Yasuda Life Insurance Company	25,000	1.31
Sompo Japan Insurance Inc.	19,000	0.99
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	0.78
ITOCHU Corporation	10,000	0.52
THE KANSAI ELECTRIC POWER CO., INC.	10,000	0.52
Shiseido Company, Limited	10,000	0.52
SHIMIZU CORPORATION	10,000	0.52
Seiko Epson Corporation	10,000	0.52
TAISEI CORPORATION	10,000	0.52
Electric Power Development Co., Ltd.	10,000	0.52
The Tokyo Electric Power Company, Incorporated	10,000	0.52
Nippon Express Co., Ltd.	10,000	0.52
Marubeni Corporation	10,000	0.52

Notes: 1. In the table above, the figure for the number of preferred shares held by The Resolution and Collection Corporation is the total for the Second Series to the Fourth Series of Preferred Shares; the Sixth Series to the Eighth Series of Preferred Shares: and the Tenth Series of Preferred Shares. For other companies, the figures represent the totals for the Eleventh Series and the Thirteenth Series of Preferred Shares.

2. Mizuho Financial Group, Inc. holds the following shares as treasury shares: Second Series Class II Preferred Shares: 38,600 shares; Eighth Series Class VIII Preferred Shares: 65,700 shares; Ninth Series Class IX Preferred Shares: 33,000 shares. These shares are not included in the above table.

(As of March 31, 2005)

Stock Listings

Tokyo Stock Exchange
Osaka Securities Exchange

Accounting Auditors

Ernst & Young ShinNihon

Transfer Agent

Mizuho Trust & Banking Co., Ltd.

Fiscal Year

April 1 to March 31

Convocation of General Meetings of Shareholders

A regular general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Record Date

The Company shall deem shareholders having voting rights appearing in writing or digitally on the last register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the regular general meeting of shareholders for the relevant fiscal term.

In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof.

Dividends

Dividends on shares shall be paid to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of March 31 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of March 31 of each year.

Interim Dividends

The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or digitally on the last register of shareholders as of September 30 of each year or to the holders of fractional shares appearing in writing or digitally on the last register of holders of fractional shares as of September 30 of each year.

Disclosure Policy of Mizuho

○ Voluntary, Proactive Disclosure

By winning the highest regard of our shareholders and the market, we aim to earn the trust of society as Japan's leading comprehensive financial services group. For this reason, we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a timely, fair and appropriate manner, in order that they may form accurate judgments and appraisals of the group.

Specifically, we use the following tools to promote further understanding of the group:

*Proactive investor relations (IR) activities conducted both in and outside Japan including IR meetings and other presentations by top executives, disclosure of these contents on our Web site, and individual meetings with domestic and foreign investors.

*Improvement of the contents of such publications as annual reports and IR presentation materials in Japanese and English as well as our Web site.

*Effective use of diversified disclosure channels such as conferences in both Japanese and English via the Internet.

○ Disclosure in Compliance with Relevant Laws

In accordance with the provisions of the Japanese Banking Law, the Securities and Exchange Law and the relevant regulations laid down by stock exchanges in Japan and around the world, we will endeavor to disclose pertinent information in a timely and appropriate manner.



MIZUHO
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*Note: Those before March 12, 2003 are sent out by Mizuho Holdings, Inc.
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MIZUHO
Financial Results for FY2004
July 2005
Mizuho Financial Group



Improved Capital Quality
Decrease in DTAs
Repayment of Public Funds
Mizuho Financial Group

○ Strengthening Disclosure Controls

We have established the Disclosure Committee to strengthen our internal control with regard to disclosure.

Mizuho Financial Group, Inc.
1-5-5, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5224-1111
URL: http://www.mizuho-fg.co.jp/


Mizuho Financial Group

Mizuho Corporate Bank, Ltd.
1-3-3, Marunouchi,
Chiyoda-ku, Tokyo 100-8210,
Japan
Tel. +81-(0)3-3214-1111
URL: http://www.mizuhocbk.co.jp/


Mizuho Corporate Bank

Mizuho Bank, Ltd.
1-1-5, Uchisaiwaicho,
Chiyoda-ku, Tokyo 100-0011,
Japan
Tel. +81-(0)3-3596-1111
URL: http://www.mizuhobank.co.jp/


Mizuho Bank

Mizuho Trust & Banking Co., Ltd.
1-2-1, Yaesu,
Chuo-ku, Tokyo 103-8670,
Japan
Tel. +81-(0)3-3278-8111
URL: http://www.mizuho-tb.co.jp/


Mizuho Trust & Banking

Mizuho Securities Co., Ltd.
Otemachi First Square,
1-5-1, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5208-3210
URL: http://www.mizuho-sc.com/


MIZUHO
Mizuho Securities Co., Ltd.

○ This report contains statements concerning the group's future performance. These statements, however, do not guarantee the ultimate outcome of the group's performance in the future, and take into consideration the risks and uncertainties that may be caused by such factors as changes in the business environment.


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Mizuho Financial Group

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